Exhibit 99.1

INTERIM REPORT

(From January 1, 2018 to June 30, 2018)

THIS IS AN ENGLISH TRANSLATION OF THE INTERIM REPORT ORIGINALLY PREPARED IN THE KOREAN LANGUAGE (IN SUCH FORM AS REQUIRED BY THE KOREAN FINANCIAL SERVICES COMMISSION). THIS ENGLISH TRANSLATION IS NOT OFFICIAL AND IS PROVIDED FOR INFORMATION PURPOSES ONLY.

UNLESS EXPRESSLY STATED OTHERWISE, ALL INFORMATION CONTAINED HEREIN IS PRESENTED ON BOTH CONSOLIDATED AND NONCONSOLIDATED BASIS IN ACCORDANCE WITH THE KOREAN-INTERNATIONAL FINANCIAL REPORTING STANDARDS (K-IFRS) WHICH DIFFER IN CERTAIN RESPECTS FROM GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CERTAIN OTHER COUNTRIES, INCLUDING THE UNITED STATES. WE HAVE MADE NO ATTEMPT TO IDENTIFY OR QUANTIFY THE IMPACT OF THESE DIFFERENCES.

INTERIM REPORT

(From January 1, 2018 to June 30, 2018)

To:	Korean Financial Services Commission and Korea Exchange

/s/ Chang, In-Hwa
Chang, In-Hwa
President and Representative Director

POSCO

6261 Donghaean-ro (Goedong-dong), Pohang-si, Nam-gu, Gyungsangbuk-do, Korea
Telephone: +82-54-220-0114

/s/ Yoon, Duk-Il
Yoon, Duk-Il
Senior Vice President

POSCO

6261 Donghaean-ro (Goedong-dong), Pohang-si, Nam-gu, Gyungsangbuk-do, Korea
Telephone: +82-2-3457-0114

2

Attachment:	Independent Auditors’ Review Report (Consolidated and Separate)

3

I. OVERVIEW

1. Scope of Business

A. POSCO (the “Company”, as of June, 2018)

Business

(1) To manufacture, market, promote, sell and distribute iron, steel and rolled products;

(2) To engage in harbor loading and unloading, transportation and warehousing businesses;

(3) To engage in the management of professional athletic organizations;

(4) To engage in the supply of gas and power generation as well as in the distribution business thereof and in the resources development business;

(5) To engage in leasing of real estate and distribution businesses;

(6) To engage in the supply of district heating business;

(7) To engage in marine transportation, processing and sales of minerals within or outside of Korea;

(8) To engage in educational service and other services related to business;

(9) To engage in manufacture, process and sale of non-ferrous metal;

(10) To engage in technology license sales and engineering business; and

(11) To engage in all other conducts, activities or businesses which are related, directly or indirectly, to the attainment and continuation of the foregoing purposes

B.	POSCO Business Group

(1)	Name of the Business Group: POSCO

(2)	Companies Belonging to the Business Group

POSCO, POSCO COATED & COLOR STEEL Co., Ltd., POSCO Daewoo Corporation, POSCO ICT, POSCO CHEMTECH, POSCO M-TECH, MegaAsset Co., Ltd., Busan E&E Co., Ltd., Suncheon Eco Trans Co., Ltd., SNNC, eNtoB Corporation, UITrans LRT Co. Ltd., POSMATE, POSCO Humans, POSCO ENGINEERING & CONSTRUCTION., LTD., POSCO Research Institute, POSCO A&C, Poscoene, POSCO Processing&Service, Pohang Scrap Recycling Distribution Center Co., Ltd., POSCO NIPPON STEEL RHF JOINT VENTURE CO., Ltd., POSCO-Terminal Co., Ltd., POSCO ENERGY CO., LTD., PSC Energy Global Co., Ltd., Gale International Korea, LLC, BLUE O&M Co., Ltd., POSCO Venture Capital Co., Ltd., POSCO ES MATERIALS, Pohang Special Welding Co., Ltd., POSCO MITSUBISHI CARBON TECHNOLOGY, POSPower CO., LTD., Songdo Posco family Housing, HOTEL LAONZENA, POSCO Group University, POSCO PLANTEC Co., Ltd., POSCO e&c Songdo International Building, POSCO Research & Technology, RISTec-Biz CO.,LTD., Pohang Techno Valley PFV Corporation, NB POSTECH, Inc.

4

(a)	Changes in Companies Belonging to the Business Group

•	Inclusion of the Business Group: RISTec-Biz CO.,LTD. (January 1, 2018), Pohang Techno Valley PFV Corporation (January 1, 2018), NB POSTECH, Inc. (March 1, 2018)

•	Exclusion of the Business Group: POCA STEM Co., Ltd. (April 12, 2018)

(3)	Related Laws and Regulations

The Korea Fair Trade Commission has designated POSCO as a company subject to the limitations on Cross Shareholding and Debt Guarantee for Affiliates under the Monopoly Regulation and Fair Trade Act (the “MRFTA”).

 Details

(a)	Prohibition on Cross Shareholdings (Article 9 (1) of the MRFTA)

(b)	Prohibition on Debt Guarantees for Affiliated Corporations (Article 10-2 of the MRFTA)

(c)	Prohibition on Shareholding of Venture Capitals for Subsidiaries (Article 9 (3) of the MRFTA)

(d)	Limitation of Voting Rights of Financial or Insurance Companies (Article 11 of the MRFTA)

(e)	Resolution of the Board of Directors and Publication on Large-Scale Intra-Group Transaction (Article 11-2 of the MRFTA)

(f)	Disclosure of Important Facts such as Unlisted Shares (Article 11-3 of the MRFTA)

(g)	Disclosure of a corporate group (Article 11-4 of the MRFTA)

(h)	Report on Status of Shareholding (Article 13 of the MRFTA)

2. Business Organization

A.	Highlights of the Company’s Business Organization

(1)	Location of the Headquarters: 6261 Donghaean-ro (Goedong-dong), Nam-gu, Pohang-si, Gyeongsangbuk -do, Korea

(2)	Steel Works and Offices

(a)	Pohang Steel Works: 6262 Donghaean-ro (Dongchon-dong), Nam-gu, Pohang-si, Gyeongsangbuk -do, Korea

(b)	Gwangyang Steel Works: 20-26 Pokposarang-gil (Kumho-dong), Gwangyang-si, Jeollanam -do, Korea

5

(c)	Seoul Office: POSCO Center, 440 Teheran-ro (Daechi-dong), Gangnam-gu, Seoul, Korea

(d)	Overseas Offices: For the purpose of supporting international business transactions, the Company operates six overseas offices as follows:

United Arab Emirates (Dubai), Iran(Teheran), European Union (Dusseldorf, Germany),

Brazil (Rio de Janeiro), Argentina (Jujuy), and Australia (Perth).

(3)	Major Changes in the Board of Directors (as of July 27, 2018)

(a)	Inside Director

•	New member : Choi, Jeong-Woo (CEO)

(b)	Representative Directors

•	Choi, Jeong-Woo (CEO), Oh, In-Hwan, and Chang, In-Hwa

(4)	Changes of the Major Shareholders of POSCO

(a)	National Pension Service holds the largest number of shares of POSCO.

(b)	Date of Disclosure: January 30, 2007

(For further reference, please refer to the public disclosures regarding the change of the major shareholders on January 30, 2007, July 27, 2007, January 29, 2008, July 25, 2008, January 21, 2009, March 2, 2009, July 22, 2009, October 9, 2009, January 26, 2010, July 20, 2010, January 28, 2011, July 22, 2011, January 31, 2012, August 1, 2012, February 1, 2013, August 1, 2013, January 14, 2014, January 23, 2014, July 29, 2014,January 23, 2015, August 5, 2015, January 6, 2016, January 26, 2016, March 15, 2016, April 12, 2016, July 4, 2016, July 5, 2016, July 21, 2016, October 7, 2016, October 11, 2016, January 10, 2017, April 10, 2017, July 12, 2017, October 13, 2017, January 10, 2018, April 11, 2018, July 9, 2018)

B.	Merger, Acquisition and Handover of Businesses

(1)	Small scale merger of POSHIMETAL Co., Ltd into POSCO was completed on March 15, 2016

•	Date of merger : March 1, 2016

(2)	Small scale merger of POSCO Green Gas Technology into POSCO was completed on May 16, 2016

•	Date of merger : May 1, 2016

The purpose of both mergers is to enhance the shareholders’ value by increasing operational efficiency and creating synergies between businesses.

POSCO holds a 100% stake in POSHIMETAL Co., Ltd. and a 100% stake in POSCO Green Gas Technology. For both small scale mergers, the merger ratio is 1:0 and POSCO does not issue new shares. On the completion of mergers, POSCO remains as a surviving company.

6

C. Major Changes in Production Facilities

Refer to the ‘II. Business (5. Production and Facilities)’

3. Equity Capital

A. New Issuance of Registered Common Stock

There was no new issuance of registered common stock in the last five years.

B. Convertible Bonds

[None]

C. Bonds with Warrant

[None]

7

4. Other Information Regarding Shares

A. Total Number of Shares

(As of June 30, 2018)
Authorized Shares	Outstanding Shares
200,000,000	87,186,835

Currency of the Republic of Korea is Korean Won (“KRW”).

Par Value: KRW 5,000 per share

B. Treasury Stock Holding and Cancellation

					(As of June 30, 2018)
Method of Purchase	Type	Beginning*	Increased	Decreased	Cancelled	Balance
Direct	Registered Common	7,187,231	—	1,268	—	7,185,963
Special Money Trust		—	—	—	—	—

Total		7,187,231	—	1,268	—	7,185,963

*	Beginning Balance: as of December 31, 2017

•	On January 19, 2018, the Executive Management Committee resolved its plan to dispose the treasury stocks and the actual disposal of 70 treasury stocks was completed on January 22, 2018.

•	On April 17, 2018, the Executive Management Committee resolved its plan to dispose the treasury stocks and the actual disposal of 1,198 treasury stocks was completed on April 20, 2018.

5. Voting Rights

		(As of June 30, 2018)
Classification of Shares	Number of Shares	Remarks
(1) Number of Outstanding Shares	87,186,835	—
(2) Shares without Voting Rights *	7,185,963	*Treasury Stock 7,185,963 shares
(3) Shares with Voting Rights	80,000,872	—

8

6. Earnings and Dividend

			(In millions of KRW)
	2018.1H	2017	2016
(Consolidated) Net Profit	1,538,534	2,790,106	1,363,310
(Separate) Net Profit	1,349,027	2,545,685	1,785,046
Earnings per Share (Consolidated, KRW)	19,052	34,464	16,627
Cash Dividend Paid	240,001	639,991	639,978
Pay-out Ratio (Consolidated, %)	15.6	22.9	46.9
Dividend per Share (KRW)	3,000	8,000	8,000
Dividend Yield (%)	0.9	2.4	3.1

9

II. BUSINESS

1. Overview

A. Classification of Business

We classify our business into four segments;

Steel, Trading, Engineering & Construction, and Others.

B. Segment Results

					(In millions of KRW)
Category	2018.1H		2017		2016
	Sales	Operating Income (Loss)	Sales	Operating Income (Loss)	Sales	Operating Income (Loss)
Steel	16,277,843	2,183,064	30,230,368	3,628,314	26,844,154	2,946,533
Trading	10,955,859	226,372	20,802,207	315,201	16,774,078	249,196
Engineering & Construction	3,175,180	202,214	6,886,606	414,988	6,768,348	(514,561)
Others	1,536,697	128,342	2,735,919	263,331	2,696,933	163,157

Total	31,945,579	2,739,992	60,655,100	4,621,834	53,083,513	2,844,325

2. Current Situation

1) Steel

A. Domestic Market Share

					(Millions of Tons, %)
Category	2018.1H		2017		2016
	Production	Market share	Production	Market share	Production	Market share
Crude Steel Production	36.1	100	71.1	100	68.6	100
POSCO	18.7	51.8	37.2	52.3	37.5	54.7
Others	17.4	48.2	33.9	47.7	31.1	45.3

Source: world steel association (www.worldsteel.org)

10

B. Characteristics of the Steel Market

The steel industry supplies materials to major industries such as the automobile, shipbuilding and electronic appliance industries.

C. Summary and Prospect of New Businesses

(1)	Establishment of the Steelworks in Brazil

(a)	Board of Directors resolved to invest a 20% interest in CSP Joint Venture established by POSCO, VALE S.A. and DONGKUK STEEL MILL CO., LTD. (May, 2011)

(b)	CSP Joint Venture entered into an Engineering Procurement Construction contract with POSCO E&C. (December, 2011)

(c)	Construction of a steelwork with an annual capacity of 3 million tons initiated. (September, 2012)

(d)	Build 4 pillars sustaining the furnace (March, 2014)

(e)	Receiving electrical power (July, 2015)

(f)	Production of slabs commenced (June, 2016)

(g)	Construction completed (August, 2016)

(2)	Establishment of a Continuous Galvanizing Line in Thailand

(a)	Approval of the Board of Directors (November, 2013)

(b)	Contract of the Site Sales (March, 2014)

(c)	Construction of a steelwork with an annual capacity of 0.45 million tons commenced (September, 2014)

(d)	Construction of Continuous Galvanizing Line completed (June, 2016)

(3)	Establishment of No.7 Continuous Galvanizing Line at Gwangyang Works

(a)	Board of Directors resolved to construct a Continuous Galvanizing Line at Gwangyang Works (December, 2014)

(b)	Construction of a steelwork with an annual capacity of 0.5 million tons commenced (September, 2015)

(c)	Construction of No.7 Continuous Galvanizing Line completed (April, 2017)

(4)	Increase capability of non-oriented electrical steel at Pohang Works

(a)	Board of Directors resolved to increase capability of non-oriented electrical steel at Pohang Works (May, 2015)

(b)	Construction of a steelwork with an annual capacity of 0.1 million tons commenced (March, 2016)

(c)	Construction completed (February, 2017)

11

(5)	Joint venture with Chongqing Iron and Steel (Group) Company Limited in China

(a)	Board of Directors resolved to invest in JV with Chongqing Iron and Steel (January, 2016)

(b)	Execution of JV Agreements (April, 2016) – Construction of Steel mills for 1) cold rolled steel products and 2) plated steel products (June, 2016)

(c)	Termination of JV Agreements (September, 2017)

(d)	Liquidation of Steel mills set off (November, 2017)

(e)	Completion of liquidation (June 28, 2018)

2) Trading

A. Market Share

			(Millions of Dollars)
Category	2018.1H	2017.1H	Growth rate
All Trading Companies in Korea	297,185	279,105	6.5%
POSCO Daewoo	3,904	3,505	11.4%

Source: Korea International Trade Association

B. Summary and Prospect of New Businesses

POSCO Daewoo and its subsidiaries engage in three major business segments; trading, oversea infra-project implementation and resource development. First, it engages in the trading of a wide range of products from steel, automotive and components, machinery and industrial electronics to non-ferrous metal, food resources, chemicals, commodities and textiles, with both local and international customers. Second, it also actively leads the implementation of overseas projects such as the EPC project and the independent power project (IPP) as a project organizer. Third, it has engaged in overseas resource development projects in oil, gas, mineral and food resources, Furthermore, POSCO Daewoo is actively expanding its business spectrum into manufacturing, logistics and real estates development for further growth.

3) Engineering & Construction

A. Summary and Prospect of New Businesses

POSCO E&C is one of the leading engineering and construction companies in Korea, primarily engaged in the planning, design and construction of industrial plants and architectural works and civil engineering projects. In particular, POSCO E&C has established itself as one of the premier engineering and construction companies in Korea through its strong and stable customer base and its cutting-edge technological expertise obtained from construction of advanced integrated steel plants, as well as participation in numerous modernization and rationalization projects at our Pohang Works and Gwangyang Works.

12

4) Others

A. POSCO ENERGY CO., LTD

POSCO ENERGY CO., LTD. (“POSCO ENERGY”) started its commercial operation in February, 1972 as the only privately-owned power plant in Korea. Since the early 90’s, POSCO ENERGY continuously remodeled and built additional power plants meeting the increased demand of electricity in Korea. POSCO ENERGY started its fuel cell business in 2007 and continuously develops, manufactures and provides the operation and management services for fuel cell plants.

B. POSCO ICT

POSCO ICT is established for the purpose of providing services in software development, data processing, and info-communications business. It has an expertise in IT and engineering, which was made in an effort to lead the trend of green growth and convergence. POSCO ICT has provided total solution to overseas existing steel mills and other solution systems through application of optimal information technology. Currently, POSCO ICT applies its developed ICT technology at Smart Factory by applying the industrial IoT and big data at industrial sites. Based on its key technologies, POSCO ICT has been putting efforts to enhance competitiveness of the industries, in areas such as smart factory, smart IT, energy, SOC (railroad/transportation), and environment. POSCO ICT will continue to support to strengthen the core business of POSCO Group and enhance its business competency globally.

C. POSCO CHEMTECH

POSCO CHEMTECH, specializes in manufacturing of refractories, lime used in steel manufacturing processes as well as a wide range of chemical and environmentally friendly products. POSCO CHEMTECH provides refractories to a wide range of industries including steel, cement, and glass companies. POSCO CHEMTECH is currently expanding its comprehensive chemical and carbon material business in the secondary cell, anode materials and needle coke graphites.

D. POSCO M-TECH

POSCO M-TECH is a specialized supplier of steel supplementary materials, including aluminum deoxidizers and steel products packagings. POSCO M-TECH makes its utmost efforts to stronghold its ground as a steel packaging and up-stream material-specialized company.

13

3. Key Products

A. Sales of Key Products

			(In hundred millions of KRW, %)
Business Area	Item	Specific Use	Total Sales	Ratio
Steel	Hot-rolled Product (HR)	Steel pipe, Shipbuilding, etc.	43,707	17.32
	Cold-rolled Product (CR)	Automobile , Home appliances, etc.	81,849	32.44
	Stainless Steel Products	Western tableware, etc.	51,847	20.55
	By-Product	Plates, Wire rods, etc.	74,916	29.69
	Gross Sum		252,320	100.00
	Deduction of Internal Trade		(89,542)

	Sub Total		162,778

Trading	Steel, Metal		149,198	79.24
	Chemical, Strategic Item, Energy		4,503	2.39
	Others		34,587	18.37
	Gross Sum		188,289	100.00
	Deduction of Internal Trade		(78,730)

	Sub Total		109,559

Engineering & Construction	Domestic Construction	Architecture	18,472	54.07
		Plant	4,465	13.07
		Civil Engineering	1,984	5.81
	Overseas Construction		4,451	13.03
	Owned Construction		3,171	9.28
	Others		1,620	4.74
	Gross Sum		34,163	100.00
	Deduction of Internal Trade		(2,411)

	Sub Total		31,752

Others	Electricity Sales, etc.		28,488	100.00
	Deduction of Internal Trade		(13,121)

	Sub Total		15,367

	Total Sum		319,456

14

B. Price Fluctuation Trend of Key Products

			(In thousands of KRW/ Tons, KRW/kWh)
Business Area	Products	2018.1H	2017	2016
Steel	Hot-rolled Product (HR)	689	641	510
	Cold-rolled Product (CR)	800	791	677
Others	Electric Power	97	93	86
	Lime	107	106	113

Figures for the Trade and Engineering & Construction businesses are not reflected on the table due to difficulties in measuring the price fluctuation trend.

[Steel]

(1) Criteria for Calculation

(a)	Subjects for Calculation: unit prices of the standard hot-rolled product and cold-rolled product

(b)	Calculation Method and Unit: The average price of each product based on its total sales including the freight during the given period.

(2) Factors of Price Fluctuations

The price for steel products has increased during the 2018 primarily due to an increase in the price of raw materials in the second half of 2017 as well as changing steel market condition of supply and demand in Korea and overseas countries.

[Others]

(1) Criteria for Calculation

(a)	Electric Power = price of electric power/total amount of generated power

(b)	Lime: average sales price including shipping cost

15

4. Major Raw Materials

A. Current Status of Major Raw Materials

(In hundred millions of KRW)
Business Area	Type of Purchase	Item	Specific Use	Purchase Amount (Portion)	Remarks
Steel	Raw Materials	Materials for Iron-making,	Iron Ore for Blast Furnaces	54,374 (42.0%)	Iron Ore, Coal
		Sub-materials	Sub-materials for Iron-making, Steelmaking	36,064 (27.9%)	Iron Material, Alloy Iron, Non-ferrous Metal, Limestone, etc.
		Stainless Steel Materials	Key Materials for STS Production	27,451 (21.2%)	Nickel, Ferrochrome, STS Scrap Iron, etc.
		Others	Other Sub-materials	11,497 (8.9%)	—

Engineering & Construction	Raw Materials	Ready-mixed Concrete	Construction of Structure	1,219 (20.2%)
		Steel Reinforcement	Strengthening Concrete	980 (16.2%)
		Cable	Electricity Transfer	90 (1.5%)
		Steel Pile	Foundation of Structure	34 (0.6%)
		Others	Construction of Pipe and Structure etc.	3,727 (61.5%)

Others	Raw Materials	LNG	Material for Power Generation	5,519 (41.3%)
		Limestone	Production of Lime	478 (3.6%)
		Others	Engineering business etc.	7,359 (55.1%)

16

B. Price Fluctuation Trend of Major Raw Materials

			(In thousands of KRW)
Business Area	Category	2018.1H	2017	2016
Steel	Iron Ore(per ton)	75	81	68
	Coal(per ton)	226	246	133
	Scrap Iron(per ton)	400	344	262
	Nickel(per ton)	14,918	11,763	11,151
Engineering & Construction	Ready-mixed Concrete (per m3)	63	61	61
	Steel Pile (per m)	149	50	49
	Steel Reinforcement (per kg)	1.0	1.0	1.0
	Cable (per m)	1.0	1.0	1.0
Others	LNG (per ton)	740	661	592
	Lime (per ton)	19	19	20

17

[Steel]

Key Factors in Price Fluctuations

(1) Iron Ore

										(In US Dollars/Tons)
	’18.2Q	’18.1Q	’17.4Q	’17.3Q	’17.2Q	’17.1Q	‘16 4Q	’16.3Q	’16.2Q	’16.1Q	’15.4Q	’15.3Q
Trend of International Benchmark Price (Free On Board, “FOB”)	58	68	57	64	57	79	65	53	51	45	42	49

(2) Coal

										(In US Dollars/Tons)
	’18.2Q	’18.1Q	’17.4Q	’17.3Q	’17.2Q	’17.1Q	‘16 4Q	’16.3Q	’16.2Q	’16.1Q	’15.4Q	’15.3Q
Trend of International Benchmark Price (FOB)	190	229	204	189	191	285	200	92.5	84	81	89	93

(3) Scrap Iron

										(In US Dollars/ Tons)
	’18.2Q	’18.1Q	’17.4Q	’17.3Q	’17.2Q	’17.1Q	‘16 4Q	’16.3Q	’16.2Q	’16.1Q	’15.4Q	’15.3Q
Trend of Purchase Price (Cost and Freight, “CFR”)	364	379	344	322	268	284	253	227	235	187	219	225

(4) Nickel

	’18.2Q	’18.1Q	’17.4Q	’17.3Q	’17.2Q	’17.1Q	‘16 4Q	’16.3Q	’16.2Q	’16.1Q	’15.4Q	’15.3Q
Trend of London Metal Exchange (“LME”) Cash Price	USD 6.56 /lb USD 14,467/ton	USD 6.02/lb USD 13,276/ton	USD 5.25/lb USD 11,584/ton	USD 4.78/lb USD 10,528/ton	USD 4.18/lb USD 9,225/ton	USD 4.66/lb USD 10,271/ton	USD 4.90/lb USD 10,810/ton	USD 4.66/lb USD 10,265/ton	USD 4.00/lb USD 8,823/ton	USD 3.86/lb USD 8,499/ton	USD 4.28/lb USD 9,437/ton	USD 4.79/lb USD 10,561/ton

LME : London Metal Exchange

18

[Engineering and Construction]

(1)	Criteria for Calculation

Products	Criteria for Calculation

Ready-mixed Concrete	Standard 25-210-15

Steel Pile	SPIRAL, 609.6, 12T, STP275, KS F 4602

Steel Reinforcement	High Tensile Deformed Bar SD400 D10

Cable	TFR-CV, 0.6/1KV, 2.5SQ, 2core

[Others]

(1)	Criteria for Calculation

(a)	Electric Power: purchase price of electricity from Korea Gas Corporation

(b)	Lime: purchase price of lime and transportation fees

19

5. Production and Facilities

A. Production Capacity

[Steel]

			(Thousands of Tons)
Business Area	Products	2018.1H	2017	2016
Steel	Crude Steel	23,621	47,590	47,590

[Others]

	(Electric Power-MW per year, Lime-Thousands of Tons per year)
Business Area	Products		2018.1H	2017	2016
		Incheon	3,412	3,412	3,412
Power Generation	Electric Power	Gwangyang	284	284	284
		Pohang	290	290	290
Lime	Lime		2,190	2,190	2,190

B. Production Result and Capacity Utilization Rate

[Steel]

(1) Production

				(Thousands of Tons)
Products		2018.1H	2017	2016
Crude Steel		21,161	42,193	42,199
Products	Hot-Rolled Steel	4,556	8,372	10,154
	Plate	3,425	6,512	6,429
	Wire Rod	1,424	2,830	2,803
	Pickled-Oiled Steel	1,478	3,005	3,022
	Cold-Rolled Products	3,845	7,563	7,642
	Coated Steel	3,324	6,249	6,510
	Electrical Steel	411	1,028	1,080
	Stainless Steel	1,973	3,863	3,797
	Others	3,064	6,359	4,327
	Total	23,499	45,781	45,764

The amount of products is the aggregate of the amount of products of POSCO and subsidiaries of POSCO, which may include interested party transactions.

20

(2) Capacity Utilization Rate

				(Thousands of Tons,%)
	Company	Capacity	Production	Utilization Rate
Crude Steel Production	POSCO	21,021	18,666	88.8%
	Zhangjiagang Pohang Stainless Steel Co., Ltd	550	588	106.9%
	PT.KRAKATAU POSCO	1,500	1,406	93.7%
	POSCO SS-VINA Co., Ltd.	550	501	91.2%

	Total	23,621	21,161	89.6%

Trade and Engineering & Construction businesses are not reflected on the table due to difficulties in measuring capacity, production and utilization rate of such businesses.

[Others]

(1) Production Result

				(Gwh, Thousands of Tons)
Business Area	Products	2018. 1H	2017	2016
Power Generation	Electric Power	7,719	13,774	15,362
Lime	Lime	1,238	2,406	2,472

(2) Capacity Utilization Rate

			(Electric Power-hr, Lime-Thousands of Tons)
Business Area	Products		Capacity	Production	Utilization Rate
Power Generation	Electric Power	Incheon	4,344	2,263	52.1
		Gwangyang	4,344	3,698	85.1
		Pohang	4,344	3,759	86.5
Lime	Lime		1,086	1,238	114.0

C. Production Facilities

[Land]	(In millions of KRW)

Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel	1,938,284	25,796	(10,322)	—	1,953,758
Trade	161,038	573	—	(53)	161,558
Engineering & Construction	25,545	6,249	(6,316)	—	25,478
Others	402,783	448	(27,264)	—	375,967

21

[Building]	(In millions of KRW)

Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel	3,886,150	122,817	(26,121)	(149,732)	3,833,114
Trade	428,934	15,297	(1,182)	(5,199)	437,850
Engineering & Construction	89,824	4,473	(107)	(2,008)	92,182
Others	472,110	5,720	(1,613)	(13,572)	462,645

[Structures]	(In millions of KRW)

Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel	2,471,717	80,745	(22,019)	(95,959)	2,434,484
Trade	20,988	1,062	(218)	(622)	21,210
Engineering & Construction	15,031	213	(136)	(834)	14,274
Others	258,116	42,564	(38,740)	(8,313)	253,627

[Machinery and Equipments]	(In millions of KRW)

Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel	16,624,811	1,299,296	(584,388)	(1,010,134)	16,329,585
Trade	397,580	5,308	(3,995)	(16,561)	382,332
Engineering & Construction	8,503	2,824	(2,021)	(1,448)	7,858
Others	2,337,063	100,233	(48,065)	(81,756)	2,307,475

[Vehicles]	(In millions of KRW)

Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel	22,060	7,708	(5,966)	(5,135)	18,667
Trade	5,041	2,074	(571)	(814)	5,730
Engineering & Construction	1,820	1,846	(1,106)	(891)	1,669
Others	3,940	3,613	(2,101)	(896)	4,556

22

[Tools and Fixtures]	(In millions of KRW)

Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel	46,167	10,368	(3,382)	(9,427)	43,726
Trade	8,445	2,558	(59)	(2,082)	8,862
Engineering & Construction	888	364	(293)	(330)	629
Others	8,140	5,603	(5,336)	(1,837)	6,570

[Equipment]	(In millions of KRW)

Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel	67,797	10,876	(5,991)	(11,037)	61,645
Trade	38,580	2,988	(314)	(5,811)	35,443
Engineering & Construction	4,216	68,203	(68,568)	(1,098)	2,753
Others	34,846	14,324	(4,589)	(8,198)	36,383

[Financial Lease Assets]	(In millions of KRW)

Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel	77,973	61,760	(61,995)	(4,447)	73,291
Trade	19,887	611	(30)	(1,683)	18,785
Engineering & Construction	3,893	416	(263)	(539)	3,507
Others	43,504	—	(1)	(2,239)	41,264

[Biological Assets]	(In millions of KRW)

Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel	—	—	—	—	—
Trade	65,515	1,204	(1,237)	(1,639)	63,843
Engineering & Construction	—	—	—	—	—
Others	—	—	—	—	—

23

[Assets under Construction]		(In millions of KRW)
Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel	1,649,656	366,904	(304,611)	—	1,711,949
Trade	115,412	32,970	(20,029)	—	128,353
Engineering & Construction	38,199	1,340	(13,101)	—	26,438
Others	89,079	52,807	(103,098)	—	38,788

24

(2) Major Capital Expenditures

(a)	Investments under Construction

[Steel]				(In hundred millions of KRW)
Company		Date	Project	Total Investment	Invested Amount	Amount to Be Invested
POSCO		June, 2011 ~ December, 2019	P, G) Expansion of the Capacity of the Raw Material Treatment Facilities, etc.	4,260	3,932	328
	Expansion/ Establishment	September, 2012 ~ June, 2021	G) The renovation of #3 furnace in Pohang Works P) Establishment of NOx removal equipment for sintering factories	18,642	4,314	14,328
		April, 2014 ~ June, 2020	Establishment of SNG Plant	11,940	11,714	226
POSCO COATED & COLOR STEEL Co., Ltd.	Establishment	March, 2017 ~ December, 2018	Installation of no.4 CCL	390	328	62
PT. KRAKATAU POSCO	Establishment	January, 2016 ~ December, 2018	Establishment of facilities	433	129	304

P stands for Pohang Steel Works.

G stands for Gwangyang Steel Works.

[Trade]				(In hundred millions of KRW)
Company		Date	Project	Total Investment	Invested Amount	Amount to Be Invested
PT. BIO INTI AGRINDO	Establishment	December, 2014 ~ September, 2019	CPO MILL	370	168	202

The investments over KRW 10 billion are listed on the table while equity investment is not reflected thereon.

[Others]				(In hundred millions of KRW)
Company		Date	Project	Total Investment	Invested Amount	Amount to Be Invested
POSCO ICT	Expansion	January, 2018 ~ December, 2018	Expansion of Smart Management Server For Smart Management Operation Efficiency, etc	291	133	158
	Expansion	January, 2018 ~ December, 2018	Others	178	27	151
POSCO CHEMTECH	Establishment	December, 2017 ~ October, 2018	#8, #9 Factories of Anode materials	348	90	258
POSCO ES MATERIALS	Establishment	March, 2018 ~ October, 2018	Production line of Cathode materials for secondary batteries	150	38	111
	Establishment	May, 2018 ~ May, 2019	Real estates and Production line of Cathode materials for secondary batteries	1,201	26	1,174

The investments over KRW 10 billion are listed on the table while equity investment is not reflected thereon.

25

(b)	Future Investment Plans

				(In hundred millions of KRW)
Business	Company	Project	Investment effects	Planned Investments
				2018	2019	2020
Steel	POSCO	Expansion, Renovation and Replacement of Existing Facilities, etc.	Renovation of existing facilities, etc.	858	5,378	7,042
			Advancement of products, enhancement of energy efficiency	858	4,454	9,525
	Zhangjiagang Pohang Stainless Steel Co., Ltd.	Expansion, Renovation and Replacement of Existing Facilities, etc.	Investment in high quality products, etc.	109	47	—
Trading	PT. BIO INTI AGRINDO	Expansion, Renovation and Replacement of Existing Facilities, etc.	Establishment of Facilities	101	101	—
	DAEWOO TEXTILE LLC	Expansion, Renovation and Replacement of Existing Facilities, etc.	Establishment of Facilities	36	69	101
Others	POSCO ICT	Expansion, Renovation and Replacement of Existing Facilities, etc.	Energy diagnosis equipments, etc.	61	280	269
			Investment in smart factory business, etc.	5	62	140
			Improving of workplaces, etc.	54	35	60
			AI, RPA, etc.	59	51	53
			Investment in POSCO CPS, etc.	290	264	210
	POSMATE	Expansion, Renovation and Replacement of Existing Facilities, etc.	Renovation of Existing Facilities	52	99	110

The investments over KRW 10 billion are listed on the table

26

6. Product Sales

[Steel]				(In hundred millions of KRW)

Items		2018.1H	2017	2016
Domestic	Hot-Rolled Products	25,917	42,950	33,178
	Cold-Rolled Products	19,704	38,298	34,869
	Stainless Steel	12,251	24,798	22,733
	Others	36,804	66,555	69,133
Export	Hot-Rolled Products	17,790	34,277	36,143
	Cold-Rolled Products	62,146	125,622	109,514
	Stainless Steel	39,596	74,880	69,535
	Others	38,112	68,734	53,957
Total	Gross Sum	252,320	476,114	429,062
	Internal Transaction	(89,542)	(173,810)	(160,620)

	Total	162,778	302,304	268,442

[Trading]				(In hundred millions of KRW)

Items		2018.1H	2017	2016
Domestic	Merchandise	16,803	24,210	6,026
	Product	2,309	4,079	—
	Others	753	1,421	397
Export	Merchandise	44,710	87,116	74,529
	Product	389	938	126
	Others	446	1,107	498
Trades among the 3rd countries		122,879	229,911	182,625
Gross Sum		188,289	348,782	264,201
Internal Transaction		(78,730)	(140,760)	(96,460)

Total		109,559	208,022	167,741

27

[Engineering & Construction]	(In hundred millions of KRW)

Items	2018.1H	2017	2016
Construction Contract Revenue	Domestic	Architecture	18,472	32,375	24,964
Plant	4,465	6,874	14,104
Civil Engineering	1,984	6,418	6,699
Overseas	4,451	15,056	15,951
Own Construction	3,171	7,654	6,048
Other Subsidiary company sales	1,620	4,478	7,054
Gross Sum	34,163	72,855	74,820
Internal Transaction	(2,411)	(3,989)	(7,137)

Total	31,752	68,866	67,683

[Others]	(In hundred millions of KRW)

Items	2018.1H	2017	2016
Electric Power	15,367	27,359	26,970

7. Derivatives

We purchased forward exchange contracts to hedge the exchange rate risk for foreign currency loans. As of June 30, 2018, we assessed the fair value of our forward exchange contracts to be USD 0.7 Billion (expiring October, 2020), USD 0.55 billion (expiring April, 2021), and JPY 40 billion (expiring December, 2018), and we recognized KRW 53,048 million of gain on valuations of such contracts.

8. Significant Contracts

Company	Contract	Date	Remarks
POSCO	Small scale merger with POSHIMETAL Co.,Ltd.	December, 2015

1) Purpose: Enhancing the shareholders’ value by increasing operational efficiency and creating synergies between businesses

2) Information: POSCO holds a 100% stake in POSHIMETAL Co.,Ltd. The merger ratio is 1:0, and POSCO will not be issuing new shares

3) Conclusion of a contract: December 23, 2015

4) Date of merger: March 1, 2016

5) Registration of merger: March 15, 2016

	Small scale merger with POSCO GREEN GAS TECHNOLOGY	February, 2016

1) Purpose: Enhancing the shareholders’ value by increasing operational efficiency and creating synergies between businesses

2) Information: POSCO holds a 100% stake in POSCO GREEN GAS TECHNOLOGY. The merger ratio is 1:0, and POSCO will not be issuing new shares

3) Conclusion of a contract: February 26, 2016

4) Date of merger: May 1, 2016

5) Registration of merger (expected): May 16, 2016

	JV Agreement for Construction of Steel mills for cold rolled steel products and plated steel products	April, 2016

Purpose: Expansion of sales of automotive steel in Southwest province of China

POSCO signed JV contracts with Chongqing Iron and Steel by holding 10% stake in Chongqing CISL High Strength Cold Rolling Steel Co.Ltd, and 51% stake in Chongqing POSCO CISL Automotive Steel Co., Ltd

- Execution of JV Agreements: April 6, 2016

- Termination JV Agreements: September, 2017

- Liquidation of Steel mills set off: November 13, 2017

- Completion of liquidation (June 28, 2018)

28

POSCO Daewoo Corporation	Investment on the 2nd stage development of A-1 / A-3 block in Myanmar gas field	August, 2017

1) Investment amount: KRW 511,709,005,500 (USD 473,235,000)

2) Development period: August 1, 2017 ~ December 31, 2022

- Including period for project feasibility study and basic designation, August 2017 ~ May 2018

- Designation and manufacturing of facilities have begun in July 2018,

3) Gas production schedule: By additionally developing Shwe gasfield and newly developing Shwe Phyu gasfield, production will start in 2021 from Shwe and 2022 from Shwe Phyu

4) Other Information

- Location: North-west offshore, Myanmar

- This investment is the 2nd stage of development, which consists of 3 stages in

Myanmar gas field development. The purpose of investment is to maintain current gas production level by completing more drilling and adding more production wells to current Shwe platform.

- In July 2018, facility design and construction began, and production is scheduled to start in 2021 in Shwe and in 2022 in She Phyu. But the development period includes the duration of feasibility test and basic design from August 2017 to May 2018.

• POSCO Daewoo Corporation : 51.0%

• ONGC VIDESH (Oil and Natural Gas Corporation Videsh Limited) : 17.0%

• MOGE (Myanmar Oil and Gas Enterprise): 15.0%

• GAIL (India) Limited : 8.5%

• KGAS (Korea Gas Corporation): 8.5%

- Investment size of USD 473,235 thousand, applying the exchange rate of

1USD=1,081.30 KRW, was disclosed on the date of the BOD resolution (May 31,

2018).

- Detailed information and future timeline on this resource development investment is subject to change.

	Small scale merger with Steel segment after spinoff from POSCO Processing &Service	November, 2016

1) Purpose: Expanding the company’s capabilities in steel trading business and enhancing global competitiveness of the company’s steel business

2) Information: POSCO Daewoo merges with the steel segment and others of POSCO

P&S at the merger ratio of 1: 0.4387662, after the spinoff from POSCO

P&S

3) Conclusion of a contract: November 4, 2016

4) Date of merger: March 1, 2017

5) Registration of merger: March 2, 2017

POSCO ENGINEERING & CONSTRUCTION	Small scale merger with POSCO ENGINEERING CO., LTD.	November, 2016

1) Purpose: Achieving sustainable profit and growth by enhancing competitiveness

2) Information: POSCO E&C merges with POSCO Engineering at the merger ratio of 1:0, and POSCO E&C will not be issuing new shares

3) Conclusion of a contract: November 23, 2016

4) Date of merger: February 1, 2017

5) Registration of merger: February 14, 2017

POSMATE	Capital Reduction	September, 2017

1) Date : November 1, 2017

2) Way of Capital Reduction: Paid capital reduction(Stock cancellation)

3) Reason : Increase shareholders’ value improvement of holding structure

4) Total amount : KRW 48,087 million

29

POSCO ENERGY	Contract on Off-gas Power Plant	December, 2017

1) Contract Parties: Purchaser of electric power (Korea Electric Power Corp. etc.)

2) Signed Date : December 19, 2017

3) Information: Contract of adjusting difference of time-based electric power price between a purchaser of electric power and a power producer

9. Research and Development

A. Research and Development (“R&D”) Organization

Business Area	Company	Organization
Steel	POSCO	Technology Management Office
Technical Research Laboratories
Gwangyang Research Lab.
Engineering Solution Office
Pohang Research Lab.
New Business Office
Energy & Environment Business Office
Steel Solution Marketing Office
	POSCO COATED & COLOR STEEL Co,. Ltd.	R&D Center
	Zhangjiagang Pohang Stainless Steel Co., Ltd.	R&D Center
	POSCO Thainox Public Company Ltd.	Product Testing Laboratory(LAB) Team
Trading	POSCO Daewoo Corporation	Electric Power Train Development Group
Molding R&D Center
Stainless Quality Technology Group
Engineering & Construction	POSCO Engineering & Construction,. LTD.	R&D Center
	POSCO A&C	R&D Center
Others	POSCO ENERGY Co,. LTD	Gas & Renewable Energy Business Development Office
	POSCO ICT	R&D Center
	POSCO CHEMTECH	R&D Center
Cathode Material Research Department
	POSCO M-TECH	R&D Center
	POSCO NIPPON STEEL RHF JOINT VENTURE CO., Ltd.	Quality Innovation Department
	POSCO ES MATERIALS	R&D Center

30

B. R&D Expenses in 2018.1H (In millions of KRW)

Category	Business Area
	Steel	Trade	Engineering & Construction	Others	Total
Selling and Administrative Cost	39,198	1,277	2,500	9,489	52,464
Manufacturing Cost	201,388	—	150	1,608	203,146
R&D Cost (Intangible Assets)	16,411	—	(2)	783	17,192

Total*	256,997	1,277	2,648	11,880	272,802

Government Subsidy	—	—	652	41	693
R&D/Sales Ratio	1.58%	0.01%	0.08%	0.77%	0.85%

*	This total expenses include government subsidy amount

31

III. Financial Statements

1. Consolidated Financial Statements

A. Summary of Fiscal Years of 2016, 2017 and 2018.1H

	(In millions of KRW)
Account	2018.1H	2017	2016
[Total current assets]	33,347,774	31,127,418	29,303,834
Cash and cash equivalents	2,625,811	2,612,530	2,447,619
Other receivables, net	1,739,530	1,636,006	1,539,742
Other short-term financial assets	7,014,747	7,045,880	5,224,911
Trade accounts and notes receivable, net	9,660,516	8,950,548	9,786,927
Inventories	10,639,401	9,950,955	9,051,721
Other current assets	1,667,769	931,499	1,252,914
[Total non-current assets]	46,587,538	47,897,541	50,459,161
Other receivables, net	922,794	879,176	762,912
Other long-term financial assets	1,817,801	1,911,684	2,657,692
Investments in associates and joint ventures	3,510,604	3,557,932	3,882,389
Property, plant and equipment, net	31,426,249	31,883,535	33,770,339
Intangible assets, net	5,168,641	5,952,269	6,088,729
Other non-current assets	3,741,449	3,712,945	3,297,100

Total assets	79,935,312	79,024,959	79,762,995

[Total current liabilities]	19,938,952	18,946,016	18,915,396
[Total non-current liabilities]	12,327,399	12,614,935	15,009,204

Total liabilities	32,266,351	31,560,951	33,924,600

[Equity attributable to owners of the controlling company]	43,933,231	43,732,877	42,373,438
Share capital	482,403	482,403	482,403

32

Capital surplus	1,407,935	1,412,565	1,397,791
Hybrid bonds	199,384	996,919	996,919
Retained earnings	44,458,475	43,056,600	41,173,778
Other equity attributable to owners of the controlling company	(2,614,966)	(2,215,610)	(1,677,453)
[Non-controlling Interests]	3,735,730	3,731,131	3,464,957

Total equity	47,668,962	47,464,008	45,838,395

Revenue	31,945,579	60,655,100	53,083,513
Operating profit	2,739,992	4,621,834	2,844,325
Profit	1,663,880	2,973,469	1,048,169
[Profit attributable to owners of the controlling company]	1,538,534	2,790,106	1,363,310
[Profit attributable to non-controlling interests]	125,346	183,363	(315,141)

Total comprehensive Income	1,671,146	2,412,311	1,502,416

[Total comprehensive income attributable to owners of the controlling company]	1,533,839	2,218,278	1,822,533
[Total comprehensive income attributable to non-controlling interests]	137,307	194,033	(320,117)
Earnings per share(KRW)	19,052	34,464	16,627
Number of Consolidated Companies	174	180	199

B. The Standards Used for Reporting the Financial Statements

The Company prepared its financial statements in accordance with the Korean-International Financial Reporting Standards (the “K-IFRS”) and applied it to each Company’s final financial statements.

C. Consolidated Financial Statements

Refer to the attached Condensed Consolidated Financial Statements for the Condensed Consolidated Statements of Financial Position as of June 30, 2018, Condensed Consolidated Statements of Comprehensive Income (loss), Condensed Consolidated Statements of Changes in Equity, Condensed Consolidated Statements of Cash Flows for the six-month period ended June 30, 2018, and Notes

33

2. Separate Financial Statements

A. Summary of Fiscal Years of 2016, 2017 and 2018.1H

	(In millions of KRW)
Account	2018.1H	2017	2016
[Total current assets]	15,652,086	14,840,421	11,732,676
Cash and Cash equivalents	224,843	332,405	120,529
Trade accounts and notes receivable, net	4,419,915	3,867,714	3,216,209
Other receivables, net	293,361	210,230	246,061
Other short-term financial assets	6,104,121	5,824,087	4,130,963
Inventories	4,463,425	4,543,533	3,995,291
Other current assets	146,421	62,452	23,623
[Total non-current assets]	38,355,910	38,851,837	40,323,077
Other receivables, net	67,543	62,421	87,669
Other long-term financial assets	1,268,919	1,393,316	2,145,570
Investments in Subsidiaries, associates, and joint ventures	15,093,741	15,098,856	15,031,385
Property, plant and equipment, net	21,234,346	21,561,270	22,257,409
Intangible assets, net	523,544	528,074	508,890
Other non-current assets	167,817	207,900	292,154

Total assets	54,007,996	53,692,258	52,055,753

[Total current liabilities]	4,082,046	3,570,148	2,697,252
[Total non-current Liabilities]	3,916,091	4,180,655	5,029,054

Total liabilities	7,998,137	7,750,803	7,726,306

[Share capital]	482,403	482,403	482,403
[Capital surplus]	1,154,077	1,156,429	1,156,303
[Hybrid bonds]	199,384	996,919	996,919
[Retained earnings]	45,854,790	44,605,368	42,943,050
[Other equity]	(1,680,795)	(1,299,664)	(1,249,228)

Total equity	46,009,859	45,941,455	44,329,447

Revenue	15,465,735	28,553,815	24,324,933
Operating profit	1,838,039	2,902,453	2,635,337
Profit	1,349,027	2,545,685	1,785,046
Earnings per share(KRW)	16,683	31,409	21,899

34

B. The Standards Used for Reporting the Financial Statements

The company prepared its financial statements and its Certified Public Accountant’s audit opinions on financial statements in accordance with the Korean—International Financial Reporting Standards (the “K-IFRS”).

C. Separate Financial Statements

Refer to the attached Condensed Separate Financial Statements for the Condensed Separate Statements of Financial Position as of June 30, 2018, Condensed Separate Statements of Comprehensive Income (loss), Condensed Separate Statements of Changes in Equity, Condensed Separate Statements of Cash Flows for the six-month period ended June 30, 2018, and Notes.

35

IV. CORPORATE GOVERNANCE AND COMPANY AFFILIATES

1.	Overview of Corporate Governance

A.	Board of Directors

(1)	Board of Directors (as of August 14, 2018)

Our Board of Directors consists of five inside directors (i.e. Choi, Jeong-Woo; Oh, In-Hwan; Chang, In-Hwa; Yu, Seong; Chon, Jung-Son) and seven outside directors (i.e. Kim, Joo-Hyun; Lee, Myoung-Woo; Bahk, Byong-Won; Kim, Shin-Bae; Chung, Moon-Ki; Chang, Seung-Wha; Kim, Sung-Jin).

Our Board of Directors manages the following five sub-committees:

(a)	Director Candidate Recommendation and Management Committee;

(b)	Evaluation and Compensation Committee;

(c)	Finance and Related Party Transactions Committee;

(d)	Executive Management Committee; and

(e)	Audit Committee.

Composition of the Special Committees under the Board of Directors and their Functions(as of August 14, 2018)

Category	Composition	Directors	Major Functions
Director Candidate Recommendation and Management Committee	3 Outside Directors; 1 Inside Director	Bahk, Byong-Won (Chairman) Kim, Joo-Hyun Chang, Seung-Wha Chon, Jung-Son

•  Reviews the qualifications of potential candidates for Directors

•  Proposes nominees for the Outside Directors

•  Advances the nomination process for the CEO among the Inside Directors and members of the special committees

•  Reviews operational matters of our board of directors

Evaluation and Compensation Committee	4 Outside Directors	Lee, Myung-Woo (Chairman) Kim, Shin-Bae Chung, Moon-Ki Kim, Sung-Jin	• Executes management succession and development plans • Establishes evaluation procedures of directors • Reviews the retirement procedures and distribution of the allowance for directors

Finance and Related Party Transactions Committee	3 Outside Directors; 1 Inside Director	Kim, Shin-Bae (Chairman) Lee, Myung-Woo Kim, Sung-Jin Oh, In-Hwan

•  Advances deliberation of new investments in other companies

•  Deliberates financial matters and donations from the range of KRW 100 million and KRW 1 billion

•  Reviews related party and other internal transactions and ensures compliance with the Monopoly Regulation and Fair Trade Act

Audit Committee	3 Outside Directors	Chung, Moon-Ki (Chairman) Bahk, Byong-Won Chang, Seung-Wha

•  Audits the accounting system and business operations

•  Examines the agenda for financial statements and other reports to be submitted by the Board of Directors at each general meeting of shareholders

Executive Management Committee	5 Inside Directors	Choi, Jeong-Woo (Chairman) Oh, In-Hwan Chang, In-Hwa Yu, Seong Chon, Jung-Son

•  Oversees decisions with respect to our operational and management matters

•  Reviews management’s proposal for new strategic initiatives

•  Reviews deliberation over critical internal matters related to the organization structure and development of personnel

•  Reviews and revises work and welfare policies

36

(2)	List of Outside Directors (As of August 14, 2018)

Name	Experience	Relation with Majority Shareholder	Remarks
Kim, Joo-Hyun	• (Present) President, Financial News • Head of Korea Institute of Future, Kookmin University • President&CEO and Head of Business Strategy Division, Hyundai Research Institute	None	Chairman of Board of Directors
Lee, Myoung-Woo	• (Present) President and Representative Director, Dongwon Industry • Vice Chairman, Iriver • CEO and Representative Director, SONY Korea	None
Bahk, Byong-Won	• Chairman , Korea Employer’s Federation • President, National Happiness Fund • Chairman, Korea Federation Bank	None
Kim, Shin-Bae	• Vice Chairman, SK Group • Vice Chairman and President Director, SK C&C • President, Korea IoT(Internet of Things) Association • President and CEO, SK Telecom	None
Chung, Moon-Ki	• (Present) Professor in Accounting, Sungkyunkwan University • Partner and Chief Quality Officer, Samil PwC • Committee Member, Accounting Review Committee of Financial Supervisory Service	None
Chang, Seung-Wha	• (Present) Professor of Law, Seoul National University • Member, International Chamber of Commerce(ICC) Court of Arbitration • Appellate Body Member, World Trade Organization(WTO)	None
Kim, Sung-Jin	• (Present) Adjunct Professor at Department of Economics, Seoul National University • Minister of Maritime Affairs and Fisheries • Administrator of the Small and Medium Business Administration	None

37

(3)	List of Key Activities of the Board of Directors (January 1, 2018 ~ August 14, 2018)

Session	Date	Agenda	Approval
2018-1	January 24

•  Deliberation Agenda

1. Approval of the financial statements for the 50th fiscal year and the convocation schedule for the 50th General Meeting of Shareholders

2. Partial Amendments to Articles of Incorporation

3. Silo lease contract with POSCO-TERMINAL Co., Ltd

•  Report Agenda

1. The management result for the fiscal year of 2017

2. Report on the operation of the internal accounting control system for the fiscal year of 2017

All 3 Cases Approved

2018-2	February 13

•  Deliberation Agenda

1. Agenda for the 50th General Meeting of Shareholders

2. Recommendation of candidates for the Inside Director position (Excluding the candidate for the Chief Executive Officer)

•  Report Agenda

1. Assessment of the operation of the internal accounting control system for the fiscal year of 2017

All 2 Cases Approved

2018-3	March 9

•  Deliberation Agenda

1. Appointment of the Chairman of the Board of Directors

2. Appointment of the Special Committee Members

3. Designation of Representative Directors and presenting positions to Inside Directors

4. Commemoration business plan for POSCO’s 50th anniversary

All 4 Cases Approved

2018-4	April 18	• Deliberation Agenda 1. Settlement and operation of Succession Council (plan)	Approved

2018-5	May 11

•  Deliberation Agenda

1. Declaration of first quarter dividend for the fiscal year of 2018

2. Plan for financing in FY2018

3. Record Date for Extraordinary General Meeting of Shareholders

4. FY2018 Transaction Plans with affiliates*

5. Capital Increase in POSCO ES MATERIALS

•  Report Agenda

1. The management result of 1st quarter of 2018 and business plan for 2018

2. Report on the operation of Overseas Subsidiaries

3. Assessment of the operations of Board of Direntors for 2017

All 5 Cases Approved (*Amended)

2018-6	June 22	• Deliberation Agenda Finalizing CEO candidates who will go through the qualification process and managing the CEO Candidate Recommendation Committee	Approved

2018-7	June 23

•  Deliberation Agenda

1. Recommendation of candidates for the Inside Director position (Candidate for the Chief Executive Officer)

2. Convocation and preparation of agenda for the extraordinary general meeting of shareholders in FY2018

All 2 Cases Approved

2018-8	July 27

•  Deliberation Agenda

1. Appointment of the Chief Executive Officer and Representative Director

2. Declaration of second quarter dividend for the fiscal year of 2018

•  Report Agenda

1. The management result of 1st half of 2018 and business plan for 2018

All 2 Cases Approved

38

Major Activities of the Outside Directors on the Board of Directors (January 1, 2018 ~ August 14, 2018)

Session	Date	Participation of the Outside Directors (the Number of total members)	Remarks
2018-1	January 24	7 (7)	—
2018-2	February 13	7 (7)	—
2018-3	March 9	7 (7)	—
2018-4	April 18	7 (7)	—
2018-5	May 11	7 (7)	—
2018-6	June 22	7 (7)	—
2018-7	June 23	7 (7)	—
2018-8	July 27	7 (7)	—

(4)	Composition of the Special Committees and their Activities

o	Major Activities of Director Candidate Recommendation Committee (January 1, 2018 ~ March 8, 2018)

Date	Agenda	Approval
February 7, February 13, 2018

•  Deliberation Agenda

1. Qualification Assessment and Recommendation of Outside Director Candidates

•  Preliminary Review Agenda

1. Qualification Assessment of Inside Director Candidates (Excluding the candidate for the CEO)

Approved

o	Major Activities of Director Candidate Recommendation and Management Committee (March 9, 2018 ~ August 14, 2018)

Date	Agenda	Approval
March 9, 2018	• Deliberation Agenda 1. Appointment of the Chairman of Director Candidate Recommendation and Management Committee • Preliminary Review Agenda 1. Appointment of the Representative Directors	Approved

o	Major Activities of Evaluation and Compensation Committee (January 1, 2018 ~ August 14, 2018)

Date	Agenda	Approval
January 23, January 24, 2018 January 23, 2018	1. Modification on Directors’ long-term performance evaluation* 2. Evaluation of the management result for the fiscal year of 2017	All 4 Cases Approved (*Amended)
February 13, 2018	1. Evaluation plan of the management result for the fiscal year of 2018	Approved
April 18, 2018	1. Appointment of the Chairman of Evaluation and Compensation Committee	Approved

o	Major Activities of Finance and Operation Committee (January 1, 2018 ~ March 8, 2018)

Date	Agenda	Approval
January 4, 2018	1. Investment of Joint venture for Anode material business in Chile	Approved
January 24, 2018	1. Establishment of Joint venture for Anode material business in China	Approved

(d)	Major Activities of Related Party Transaction Committee (January 1, 2018 ~ March 8, 2018)

Date	Agenda	Approval
January 23, 2018

•  Report Agenda

1. Change in Director for voluntary compliance of Fair Trade

•  Preliminary Review Agenda

1. Silo lease contract with POSCO-TERMINAL Co., Ltd

•  Deliberation Agenda

1. Contribution to Labor Welfare Fund

Approved
February 12, 2018	• Report Agenda 1. Review of and Plan for the operation of the Fair Trading Program

(e)	Major Activities of Finance and Related Party Transactions Committee (March 9, 2018 ~ August 14, 2018)

39

Date	Agenda	Approval
April 18, 2018	Appointment of the Chairman of Finance and Related Party Transactions Committee	Approved
April 27, 2018	Receiving the brand license fee from POSCO E&C	Approved
May 11, 2018

•  Preliminary Review Agenda

1. Plan for financing in FY2018

2. Capital Increase in POSCO ES MATERIALS

•  Deliberation Agenda

1. Contribution to POSCO Educational Foundation

2. Plan for Payment Guarantee to POSCO VIETNAM

All 2 Cases Approved

(f)	Major Activities of Executive Management Committee (January 1, 2018 ~ May 15, 2018)

Session	Date	Agenda	Approval
2018-1	January 19	• Deliberation Agenda 1. Disposal of treasury stocks for the employee awards	Approved

2018-2	March 20	• Deliberation Agenda 1, Implementation of equipment of the wharf in Pohang Works 2. Replacement of a slab scarfing machine in #2 steel casting line in Gwangyang Works 3. Carbon emissions trading	All 3 Cases Approved

2018-3	April 17

•  Deliberation Agenda

1. Disposal of treasury stocks for the employee awards

2. Establishment of upstream process as C0 level of POSCO Lithium eXtraction Mineral Electrodialysis

3. Establishment of complex combustion facility of Coke Oven in Pohang Works

4. Establishment of STS Slab Grinder and Concurrent Heating Furnace in Pohang Works

5. Replacing old parts for #14 Gas Turbine of LNG generator in Pohang Works

All 5 Cases Approved

2018-4	May 28

1. Refreshment of operation management system

2. Carbon emissions exchange and trading

3. Execution of put back option for STEEL FLOWER CO.LTD shares

4. Establishment of NOx removal facilities for #2~#4 sintering machines in Pohang Works

5. Supplement of PCM line of #1 cold rolling factory in Pohang Works

All 5 Cases Approved

2018-5	June 19	1. The second renovation of #3 furnace in Gwangyang Works 2. Replacement of old facilities of #3 sintering machine in Gwangyang Works	All 2 Cases Approved

B. Audit Committee

(1)	Composition of the Audit Committee (Auditors, as of August 14, 2018)

Name	Qualifications	Remarks
Chung, Moon-Ki		Chairman
Bahk, Byong-Won	Satisfies the requirements stipulated in the Korean Commercial Act and the Articles of Incorporation	—
Chang, Seung-Wha		—

40

(2)	Major Activities of the Audit Committee (January 1, 2018 ~ August 14, 2018)

Session	Date	Agenda	Approval
2018-1	January 23

•  Deliberation Agenda

•  Assessment of the Audit Committee for the fiscal year of 2017

•  Report Agenda

•  Report on the operation of the internal accounting control system for the fiscal year of 2017

•  The result of internal audit for the fiscal year of 2017 and audit plans for the fiscal year of 2018

Approved

2018-2	February 12

•  Deliberation Agenda

•  Internal audit result for the fiscal year of 2017

•  Assessment of the operation of the internal accounting control system for the fiscal year of 2017

•  Report Agenda

•  External audit result for the fiscal year of 2017

All 2 Cases Approved

2018-3	March 29

•  Deliberation Agenda

•  Appointment of the Chairman of the Audit Committee

•  Approval of audit and non-audit services for POSCO and its subsidiaries

•  Report Agenda

•  Report on the operation of the internal accounting control system on a consolidated basis for the fiscal year of 2017

•  Assessment of the operation of the internal accounting control system on a consolidated basis for the fiscal year of 2017

All 2 Cases Approved

2018-4	April 24	• Deliberation Agenda • Audit report on Form 20-F for the fiscal year of 2017	Approved

2018-5	May 10

•  Deliberation Agenda

•  Approval of non-audit service for POSCO

•  Report Agenda

•  Internal audit result on the Consolidated Financial Statements for the first quarter of 2018

•  External auditors’ review result on the Consolidated Financial Statements for the first quarter of 2018

•  Assessment of the operations of the external auditors in the fiscal year of 2017

Approved

2018-6	July 27	• Deliberation Agenda • Review of agenda for the extraordinary general meeting of shareholders in FY2018	Approved

2018-7	July 27

•  Report Agenda

•  Internal audit result on the consolidated financial statements for the first half of 2018

•  External auditors’ review result on the consolidated financial statements for the first half of 2018

•  Internal audit result for the first half of 2018 and plan for the second half of 2018

C. Voting Rights of Shareholders

(1)	The Cumulative Voting System: The cumulative voting system was introduced at the thirty sixth general meeting of shareholders on March 12, 2004.

(2)	Voting by Mail: The voting-by-mail system was introduced at the thirty sixth general meeting of shareholders on March 12, 2004.

41

D. Compensation of Directors and Officers

(1)	Directors’ (including Outside Directors) and the Audit Committee members’ (Auditors’) Salaries

	(In millions KRW)
Category	Total Numbers	Total Payment	Average Payment	Ceiling Amount Approved at the Shareholders Meeting	Remarks
Inside Director	5	3,312	420	10,000	—
Outside Director	4	150	33		—
Members of the Audit Committee	3	108	36		—

Total	12	3,570	195		—

Payment Period: January 1, 2018 ~June 30, 2018

Outside Directors also serving as the members of the Audit Committee are excluded in the count for the Outside Directors.

Average Remuneration Amount per Capita: Average remuneration amount is calculated based on the paid amount to the current directors as of June 30, 2018.

(2)	Individual remuneration amount (January 1, 2018 ~June 30, 2018)

(In millions KRW)
Name	Experience	Total Payment
Kwon, Oh-Joon	Chief Executive Officer and Representative Director	766
Choi, Jeong-Woo	President and Representative Director	1,094	*

*	Total payment includes the severance pay of the director who retired in March 2018.

(3)	List of Stock Options Presented to the Executives

•	Exercise of the stock option ended on the final day of the stock options exercise period (April 28, 2012).

42

POSCO

and Subsidiaries

Condensed Consolidated Interim Financial Statements

(Unaudited)

June 30, 2018

(With Independent Auditors’ Review Report Thereon)

Independent Auditors’ Review Report

Based on a report originally issued in Korean

The Board of Directors and Shareholders

POSCO:

Reviewed financial statements

We have reviewed the accompanying condensed consolidated interim financial statements of POSCO and its subsidiaries (the “Company”), which comprise the condensed consolidated interim statement of financial position as of June 30, 2018, the condensed consolidated interim statements of comprehensive income for the three-month and six-month periods ended June 30, 2018 and 2017, the condensed consolidated interim statements of changes in equity and cash flows for the six-month periods ended June 30, 2018 and 2017, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s responsibility

Management is responsible for the preparation and fair presentation of these condensed consolidated interim financial statements in accordance with Korean International Financial Reporting Standard (“K-IFRS”) No. 1034 “Interim Financial Reporting”. The Company’s management is also responsible for the internal controls determined necessary to prepare condensed consolidated interim financial statements free of material misstatements due to error or fraud.

Auditor’s review responsibility

Our responsibility is to issue a report on the condensed consolidated interim financial statements based on our reviews.

We conducted our reviews in accordance with the Review Standards for Quarterly and Semiannual Financial Statements established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial statements consists of making inquiries primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Korean Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our reviews, nothing has come to our attention that causes us to believe that the accompanying condensed consolidated interim financial statements referred to above are not prepared, in all material respects, in accordance with K-IFRS No. 1034 “Interim Financial Reporting”.

Other matters

The procedures and practices utilized in the Republic of Korea to review such condensed consolidated interim financial statements may differ from those generally accepted and applied in other countries.

The consolidated statement of financial position of the Company as of December 31, 2017, and the related consolidated statements of comprehensive income, changes in equity and cash flows for the year then ended, which are not accompanying this report, were audited by us in accordance with Korean Standards on Auditing and our report thereon, dated February 28, 2018, expressed an unqualified opinion. The accompanying condensed consolidated statement of financial position of the Company as of December 31, 2017, presented for comparative purposes, is consistent, in all material respects, with the audited consolidated financial statements from which it has been derived.

Seoul, Korea

August 14, 2018

This report is effective as of August 14, 2018, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying condensed consolidated interim financial statements. Accordingly, the readers of the review report should understand that the above review report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

POSCO and Subsidiaries

Condensed Consolidated Interim Statements of Financial Position

As of June 30, 2018 and December 31, 2017

(Unaudited)

(in millions of Won)	Notes	June 30, 2018		December 31, 2017
Assets
Cash and cash equivalents	21	~~W~~	2,625,811	2,612,530
Trade accounts and notes receivable, net	4,21,26,27,34		9,660,516	8,950,548
Other receivables, net	5,21,34		1,739,530	1,636,006
Other short-term financial assets	6,21		7,014,747	7,045,880
Inventories	7		10,639,401	9,950,955
Current income tax assets			60,502	38,489
Assets held for sale	8		713,727	71,768
Other current assets	14		893,540	821,242

Total current assets			33,347,774	31,127,418

Long-term trade accounts and notes receivable, net	4,21		726,725	731,570
Other receivables, net	5,21		922,794	879,176
Other long-term financial assets	6,21		1,817,801	1,911,684
Investments in associates and joint ventures	9		3,510,604	3,557,932
Investment property, net	11		1,044,681	1,064,914
Property, plant and equipment, net	12		31,426,249	31,883,535
Intangible assets, net	13		5,168,641	5,952,269
Defined benefit assets, net	19		4,687	8,224
Deferred tax assets			1,513,943	1,419,226
Other non-current assets	14		451,413	489,011

Total non-current assets			46,587,538	47,897,541

Total assets		~~W~~	79,935,312	79,024,959

See accompanying notes to the condensed consolidated interim financial statements.

POSCO and Subsidiaries

Condensed Consolidated Interim Statements of Financial Position, Continued

As of June 30, 2018 and December 31, 2017

(Unaudited)

(in millions of Won)	Notes	June 30, 2018		December 31, 2017
Liabilities
Trade accounts and notes payable	21,34	~~W~~	3,587,406	3,465,146
Short-term borrowings and current installments of long-term borrowings	4,15,21		11,671,096	11,274,516
Other payables	16,21,34		1,687,430	1,753,461
Other short-term financial liabilities	17,21		97,126	129,812
Current income tax liabilities			735,703	515,538
Liabilities directly related to assets held for sale	8		132,064	—
Provisions	18,35		321,024	110,946
Other current liabilities	20,26,27		1,707,103	1,696,597

Total current liabilities			19,938,952	18,946,016

Long-term trade accounts and notes payable	21		3,526	12,532
Long-term borrowings, excluding current installments	15,21		9,599,290	9,789,141
Other payables	16,21		164,180	147,750
Other long-term financial liabilities	17,21		73,199	114,105
Defined benefit liabilities, net	19		170,968	137,193
Deferred tax liabilities			1,742,754	1,904,242
Long-term provisions	18,35		475,375	477,172
Other non-current liabilities	20,26		98,107	32,800

Total non-current liabilities			12,327,399	12,614,935

Total liabilities			32,266,351	31,560,951

Equity
Share capital	22		482,403	482,403
Capital surplus	22		1,407,935	1,412,565
Hybrid bonds	23		199,384	996,919
Reserves	24		(1,082,181)	(682,556)
Treasury shares	25		(1,532,784)	(1,533,054)
Retained earnings			44,458,474	43,056,600

Equity attributable to owners of the controlling company			43,933,231	43,732,877
Non-controlling interests	23		3,735,730	3,731,131

Total equity			47,668,961	47,464,008

Total liabilities and equity		~~W~~	79,935,312	79,024,959

See accompanying notes to the condensed consolidated interim financial statements.

POSCO and Subsidiaries

Condensed Consolidated Interim Statements of Comprehensive Income

For the three-month and six-month periods ended June 30, 2018 and 2017

(Unaudited)

		For the three-month periods ended June 30			For the six-month periods ended June 30
(in millions of Won, except per share information)	Notes	2018		2017	2018	2017
Revenue	26,27,34,37	~~W~~	16,083,296	14,944,404	31,945,579	30,021,588
Cost of sales	7,27,31,34		(13,918,868)	(13,075,482)	(27,394,994)	(25,894,605)

Gross profit			2,164,428	1,868,922	4,550,585	4,126,983
Selling and administrative expenses	31,34
Impairment loss on trade accounts and notes receivable			(23,420)	(31,934)	(36,974)	(57,905)
Other administrative expenses	28		(497,252)	(474,129)	(1,015,343)	(980,294)
Selling expenses	28		(391,468)	(383,750)	(758,276)	(744,707)

Operating profit			1,252,288	979,109	2,739,992	2,344,077
Share of profit of equity-accounted investees, net	9		(55,737)	(64,645)	31,651	7,365
Finance income and costs	21,29
Finance income			633,632	232,432	1,090,119	1,112,636
Finance costs			(807,514)	(314,806)	(1,326,803)	(1,261,886)
Other non-operating income and expenses	34
Impairment loss on other receivables			(7,690)	(9,832)	(3,035)	(32,959)
Other non-operating income	30		266,129	45,583	327,085	124,020
Other non-operating expenses	30,31		(351,677)	(94,618)	(446,565)	(194,639)

Profit before income tax	37		929,431	773,223	2,412,444	2,098,614
Income tax expense	32,37		(349,093)	(243,173)	(748,564)	(591,676)

Profit			580,338	530,050	1,663,880	1,506,938
Other comprehensive income (loss)
Items that will not be reclassified subsequently to profit or loss:
Remeasurements of defined benefit plans	19		(5,379)	(2,720)	(31,935)	(8,433)
Net changes in fair value of equity investments at fair value through other comprehensive income	21		(16,385)	—	(61,141)	—
Items that are or may be reclassified subsequently to profit or loss:
Capital adjustment arising from investments in equity-accounted investees			37,877	66,905	26,751	(147,068)
Net changes in unrealized fair value of available-for-sale investments	21		—	187,349	—	224,359
Foreign currency translation differences			52,011	165,955	73,829	(84,967)
Gains or losses on valuation of derivatives	21		(80)	—	(238)	—

Other comprehensive income (loss), net of tax			68,044	417,489	7,266	(16,109)

Total comprehensive income		~~W~~	648,382	947,539	1,671,146	1,490,829

Profit attributable to:
Owners of the controlling company		~~W~~	545,018	512,809	1,538,534	1,363,737
Non-controlling interests			35,320	17,241	125,346	143,201

Profit		~~W~~	580,338	530,050	1,663,880	1,506,938

Total comprehensive income attributable to :
Owners of the controlling company		~~W~~	601,645	877,702	1,533,839	1,348,069
Non-controlling interests			46,737	69,837	137,307	142,760

Total comprehensive income		~~W~~	648,382	947,539	1,671,146	1,490,829

Basic and diluted earnings per share (in Won)	33		6,730	6,312	19,052	16,843

See accompanying notes to the condensed consolidated interim financial statements.

POSCO and Subsidiaries

Condensed Consolidated Interim Statements of Changes in Equity

For the six-month periods ended June 30, 2018 and 2017

(Unaudited)

(in millions of Won)	Attributable to owners of the controlling company								Non-
	Share		Capital	Hybrid		Treasury	Retained		controlling
	capital		surplus	bonds	Reserves	shares	earnings	Subtotal	interests	Total
Balance as of January 1, 2017	~~W~~	482,403	1,397,791	996,919	(143,985)	(1,533,468)	41,173,778	42,373,438	3,464,956	45,838,394
Comprehensive income:
Profit		—	—	—	—	—	1,363,737	1,363,737	143,201	1,506,938
Other comprehensive income (loss)
Remeasurements of defined benefit plans, net of tax		—	—	—	—	—	(7,808)	(7,808)	(625)	(8,433)
Capital adjustment arising from investments in equity-accounted investees, net of tax		—	—	—	(130,843)	—	—	(130,843)	(16,225)	(147,068)
Net changes in unrealized fair value of available-for-sale investments, net of tax		—	—	—	224,548	—	—	224,548	(189)	224,359
Foreign currency translation differences, net of tax		—	—	—	(101,565)	—	—	(101,565)	16,598	(84,967)

Total comprehensive income		—	—	—	(7,860)	—	1,355,929	1,348,069	142,760	1,490,829

Transactions with owners of the controlling company, recognized directly in equity:
Year-end dividends		—	—	—	—	—	(459,987)	(459,987)	(40,649)	(500,636)
Interim dividends		—	—	—	—	—	(119,997)	(119,997)	—	(119,997)
Changes in subsidiaries		—	—	—	—	—	—	—	(18,560)	(18,560)
Changes in ownership interest in subsidiaries		—	4,320	—	—	—	—	4,320	230,427	234,747
Interest of hybrid bonds		—	—	—	—	—	(21,501)	(21,501)	(11,994)	(33,495)
Disposal of treasury shares		—	41	—	—	214	—	255	—	255
Others		—	(580)	—	(1,155)	—	(2,695)	(4,430)	5,026	596

Total transactions with owners of the controlling company		—	3,781	—	(1,155)	214	(604,180)	(601,340)	164,250	(437,090)

Balance as of June 30, 2017	~~W~~	482,403	1,401,572	996,919	(153,000)	(1,533,254)	41,925,527	43,120,167	3,771,966	46,892,133

See accompanying notes to the condensed consolidated interim financial statements.

POSCO and Subsidiaries

Condensed Consolidated Interim Statements of Changes in Equity, Continued

For the six-month periods ended June 30, 2018 and 2017

(Unaudited)

(in millions of Won)	Attributable to owners of the controlling company								Non-
	Share		Capital	Hybrid		Treasury	Retained		controlling
	capital		surplus	bonds	Reserves	shares	earnings	Subtotal	interests	Total
Balance as of January 1, 2018	~~W~~	482,403	1,412,565	996,919	(682,556)	(1,533,054)	43,056,600	43,732,877	3,731,131	47,464,008
Adjustment on initial application of K-IFRS No. 1115, net of tax		—	—	—	—	—	(76,359)	(76,359)	(63,792)	(140,151)
Adjustment on initial application of K-IFRS No. 1109, net of tax		—	—	—	(412,102)	—	379,370	(32,732)	(19,544)	(52,276)

Adjusted balance as of January 1, 2018		482,403	1,412,565	996,919	(1,094,658)	(1,533,054)	43,359,611	43,623,786	3,647,795	47,271,581
Comprehensive income:
Profit		—	—	—	—	—	1,538,534	1,538,534	125,346	1,663,880
Other comprehensive income (loss)
Remeasurements of defined benefit plans, net of tax		—	—	—	—	—	(19,682)	(19,682)	(12,253)	(31,935)
Capital adjustment arising from investments in equity-accounted investees, net of tax		—	—	—	13,493	—	—	13,493	13,258	26,751
Net changes in fair value of equity investments at fair value through other comprehensive income, net of tax		—	—	—	(63,726)	—	3,463	(60,263)	(878)	(61,141)
Foreign currency translation differences, net of tax		—	—	—	61,998	—	—	61,998	11,831	73,829
Gains or losses on valuation of derivatives, net of tax		—	—	—	(241)	—	—	(241)	3	(238)

Total comprehensive income		—	—	—	11,524	—	1,522,315	1,533,839	137,307	1,671,146

Transactions with owners of the controlling company, recognized directly in equity:
Year-end dividends		—	—	—	—	—	(279,999)	(279,999)	(48,786)	(328,785)
Interim dividends		—	—	—	—	—	(119,999)	(119,999)	—	(119,999)
Changes in subsidiaries		—	—	—	—	—	—	—	(224)	(224)
Changes in ownership interest in subsidiaries		—	(1,822)	—	—	—	—	(1,822)	10,990	9,168
Repayment of hybrid bonds		—	(2,465)	(797,535)	—	—	—	(800,000)	—	(800,000)
Interest of hybrid bonds		—	—	—	—	—	(19,805)	(19,805)	(11,994)	(31,799)
Disposal of treasury shares		—	113	—	—	270	—	383	—	383
Others		—	(456)	—	953	—	(3,649)	(3,152)	642	(2,510)

Total transactions with owners of the controlling company		—	(4,630)	(797,535)	953	270	(423,452)	(1,224,394)	(49,372)	(1,273,766)

Balance as of June 30, 2018	~~W~~	482,403	1,407,935	199,384	(1,082,181)	(1,532,784)	44,458,474	43,933,231	3,735,730	47,668,961

See accompanying notes to the condensed consolidated interim financial statements.

POSCO and Subsidiaries

Condensed Consolidated Interim Statements of Cash Flows

For the six-month periods ended June 30, 2018 and 2017

(Unaudited)

(in millions of Won)

	Notes	June 30, 2018		June 30, 2017
Cash flows from operating activities
Profit		~~W~~	1,663,880	1,506,938
Adjustments for:
Depreciation			1,436,644	1,440,457
Amortization			204,435	202,146
Finance income			(666,211)	(605,905)
Finance costs			878,785	730,119
Income tax expense			748,564	591,676
Impairment loss on property, plant and equipment			18,870	7,573
Gain on disposal of property, plant and equipment			(21,089)	(18,619)
Loss on disposal of property, plant and equipment			59,072	78,069
Impairment loss on goodwill and intangible assets			1,763	20,365
Gain on disposal of goodwill and intangible assets			(101,383)	(21,990)
Gain on disposal of investments in subsidiaries, associates and joint ventures			(44,399)	(54,981)
Loss on disposal of investments in subsidiaries, associates and joint ventures			3,405	20,319
Share of profit of equity-accounted investees			(31,651)	(7,365)
Impairment losses on assets held for sale			46,896	—
Gain on disposals of assets held for sale			(103)	(1,179)
Expenses related to post-employment benefit			108,622	96,142
Impairment loss on trade and other receivables			40,009	90,864
Loss on valuation of inventories			42,633	114,853
Increase to provisions			216,205	75,834
Others, net			(5,644)	19,199

			2,935,423	2,777,577

Changes in operating assets and liabilities	36		(1,694,016)	(2,023,934)
Interest received			139,831	79,251
Interest paid			(332,002)	(353,868)
Dividends received			138,151	140,888
Income taxes paid			(592,876)	(464,969)

Net cash provided by operating activities		~~W~~	2,258,391	1,661,883

See accompanying notes to the condensed consolidated interim financial statements.

POSCO and Subsidiaries

Condensed Consolidated Interim Statements of Cash Flows, Continued

For the six-month periods ended June 30, 2018 and 2017

(Unaudited)

(in millions of Won)

	Notes	June 30, 2018		June 30, 2017
Cash flows from investing activities
Acquisitions of short-term financial instruments		~~W~~	(14,513,106)	(9,074,147)
Proceeds from disposal of short-term financial instruments			14,491,664	9,609,486
Increase in loans			(246,383)	(866,657)
Collection of loans			283,418	402,561
Acquisitions of securities			(161,250)	—
Acquisitions of available-for-sale investments			—	(30,081)
Proceeds from disposal of securities			103,886	—
Proceeds from disposal of available-for-sale investments			—	226,744
Acquisitions of investment in associates and joint ventures			(15,030)	(14,127)
Proceeds from disposal of investment in associates and joint ventures			84,791	33,329
Acquisitions of investment property			(14,063)	(5,346)
Proceeds from disposal of investment property			952	—
Acquisitions of property, plant and equipment			(872,537)	(1,078,307)
Proceeds from disposal of property, plant and equipment			31,817	18,408
Acquisitions of intangible assets			(51,413)	(217,053)
Proceeds from disposal of intangible assets			38,146	29,962
Proceeds from disposal of assets held for sale			15,924	203,941
Increase (decrease) in cash from disposal of business, net of cash transferred			130,987	(9,440)
Others, net			(3,336)	(25,893)

Net cash used in investing activities			(695,533)	(796,620)

Cash flows from financing activities
Proceeds from borrowings			526,342	323,535
Repayment of borrowings			(649,857)	(1,452,525)
Proceeds from (repayment of) short-term borrowings, net			(141,737)	1,154,735
Capital contribution from non-controlling interests			5,808	249,935
Payment of cash dividends			(447,674)	(621,033)
Payment of interest of hybrid bonds			(33,738)	(33,738)
Repayment of hybrid bonds			(800,000)	—
Others, net			(25,295)	(19,337)

Net cash used in financing activities			(1,566,151)	(398,428)

Effect of exchange rate fluctuation on cash held			19,146	(17,430)

Net increase in cash and cash equivalents			15,853	449,405
Cash and cash equivalents at beginning of the period			2,612,530	2,447,619

Cash and cash equivalents at end of the period		~~W~~	2,628,383	2,897,024

See accompanying notes to the condensed consolidated interim financial statements.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

As of June 30, 2018

(Unaudited)

1. General Information

General information about POSCO, its 36 domestic subsidiaries including POSCO ENGINEERING & CONSTRUCTION CO., LTD., 137 foreign subsidiaries including POSCO America Corporation (collectively, “the Company”) and its 114 associates and joint ventures are as follows:

(a)	The controlling company

POSCO, the controlling company, was incorporated on April 1, 1968, to manufacture and sell steel rolled products and plates in the domestic and overseas markets.

The shares of POSCO have been listed on the Korea Exchange since 1988. POSCO owns and operates two steel plants (Pohang and Gwangyang) and one office in Korea and it also operates internationally through six of its overseas liaison offices.

As of June 30, 2018, the shares of the POSCO are listed on the Korea Exchange, while its depository receipts are listed on the New York Stock Exchange.

(b)	Consolidated subsidiary included for the first time during the six-month period ended June 30, 2018 was as follows:

Company	Date of inclusion	Ownership (%)	Reason
POS-LT PTY LTD	March 2018	100.00	New establishment
POSCO SINGAPORE LNG TRADING PTE. LTD.	June 2018	100.00	New establishment
ZHEJIANG POSCO-HUAYOU ESM CO., LTD	June 2018	100.00	New establishment

(c)	Subsidiaries excluded from consolidation during the six-month period ended June 30, 2018 were as follows:

Company	Date of exclusion	Reason
KIS Devonian Canada Corporation	February 2018	Merged into POSCO DAEWOO E&P CANADA CORPORATION
POSCO-CDSFC	February 2018	Merged into POSCO China Dalian Plate Processing Center Co., Ltd.
POCA STEM Co., Ltd.	March 2018	Liquidation
POSCO E&C VENEZUELA C.A	March 2018	Liquidation
PT PEN INDONESIA	March 2018	Merged into PT. POSCO E&C INDONESIA
Kyobo Securities Bond Plus 6M Professional Private Equity Trust W-2	April 2018	Disposal
Mirae Asset Smart Q Sigma 2.0 Professional Private Equity Trust	May 2018	Disposal
Kyobo Securities Bond Plus 6M Professional Private Equity Trust W-5	May 2018	Disposal
POSCO RUS LLC	May 2018	Liquidation

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2018

(Unaudited)

2. Statement of Compliance

Statement of compliance

The condensed consolidated interim financial statements have been prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”), as prescribed in the Act on External Audit of Corporations.

These condensed consolidated interim financial statements have been prepared in accordance with K-IFRS No. 1034 “Interim Financial Reporting” as part of the period covered by the Company’s K-IFRS annual financial statements. Selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in financial position and performance of the Company since the last annual consolidated financial statements as of and for the year ended December 31, 2017. These condensed consolidated interim financial statements do not include all of the disclosures required for full annual financial statements.

In 2018, the Company adopted K-IFRS No. 1115 “Revenue from Contracts with Customers” and K-IFRS No. 1109 “Financial Instruments” for the first time. Changes to significant accounting policies are described in Note 3.

Use of estimates and judgments

(a)	Judgments, assumptions and estimation uncertainties

The preparation of the condensed consolidated interim financial statements in conformity with K-IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period prospectively.

The significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those described in the last annual financial statements, except for new significant judgments and key sources of estimation uncertainty related to the application of K-IFRS No. 1115 “Revenue from Contracts with Customers” and K-IFRS No. 1109 “Financial Instruments”, which are described in Note 3.

(b)	Measurement of fair value

The Company’s accounting policies and disclosures require the measurement of fair values, for both financial and non-financial assets and liabilities. The Company has an established control framework with respect to the measurement of fair values. This includes a valuation team that has overall responsibility for overseeing all significant fair value measurements, including Level 3 fair values, and reports directly to the financial officer.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2018

(Unaudited)

The valuation team regularly reviews significant unobservable inputs and valuation adjustments. If third party information, such as broker quotes or pricing services, is used to measure fair values, then the valuation team assesses the evidence obtained from the third parties to support the conclusion that such valuations meet the requirements of K-IFRS including the level in the fair value hierarchy in which such valuation techniques should be classified.

Significant valuation issues are reported to the Company’s Audit Committee.

When measuring the fair value of an asset or a liability, the Company uses market observable data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows.

•	Level 1 - unadjusted quoted prices in active markets for identical assets or liabilities.

•	Level 2 - inputs other than quoted prices included in Level 1 that are observable for the assets or liabilities, either directly or indirectly.

•	Level 3 - inputs for the assets or liabilities that are not based on observable market data.

If the inputs used to measure the fair value of an asset or a liability might be categorized in different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. The Company recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

Information about the assumptions made in measuring fair value is included in Note 21.

3. Summary of Significant Accounting Policies

Except as described in K-IFRS No. 1034 “Interim Financial Reporting” and below, the accounting policies applied by the Company in these condensed consolidated interim financial statements are the same as those applied by the Company in its consolidated financial statements as of and for the year ended December 31, 2017.

Changes in Accounting Policies

The Company has initially adopted K-IFRS No. 1115 “Revenue from Contracts with Customers” and K-IFRS No. 1109 “Financial Instruments” from January 1, 2018. The Company also expects to apply the accounting policies set out below for their annual reporting period ending December 31, 2018.

The effect of initially applying these standards is mainly attributed to the following:

•	identify the shipping services included in certain sales contracts as a separate performance obligation

•	determine separate construction contracts such as design, purchase and construction services which are highly dependent or correlated as a single performance obligation

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2018

(Unaudited)

•	estimate variable consideration such as sales discount and price adjustments based on performance

•	change in the method of revenue recognition from certain construction contracts and service contracts without enforceable right to payment for performance completed

•	change in percentage of completion due to excessive use of materials

•	recognize as an expense immediately of prepaid contract cost unless those costs are explicitly chargeable to the customers regardless of whether the contract is obtained

•	change in classification and subsequent measurement of financial assets

•	increase in impairment loss on financial assets

(a)	K-IFRS No. 1115 “Revenue from Contracts with Customers”

K-IFRS No. 1115 “Revenue from Contracts with Customers” provides a unified five-step model for determining the timing, measurement and recognition of revenue. It replaced previous revenue recognition guidance, including K-IFRS No. 1018 “Revenue”, K-IFRS No. 1011 “Construction Contracts”, K-IFRS No. 2031 “Revenue- Barter Transactions Involving Advertising Services”, K-IFRS No. 2113 “Customer Loyalty Programs”, K-IFRS No. 2115 “Agreements for the Construction of Real Estate”, and K-IFRS No. 2118 “Transfers of Assets from Customers”.

The Company applied the modified retrospective approach by recognizing the cumulative impact of initially applying the revenue standard as of January 1, 2018, the date of initial application, and the Company also decided to apply the practical expedients as allowed by K-IFRS No. 1115 by applying the new standard only to those contracts that are not considered as completed contracts at the date of initial application. Accordingly, the Company did not restate the financial statements for comparative periods.

The following table summarizes the impact, net of tax, of transition to K-IFRS No. 1115 on retained earnings and non-controlling interests as of January 1, 2018.

(in millions of Won)	Retained earnings		Non-controlling interests
Shipping services included in the sales contract	~~W~~	(949)	(156)
Separate construction contract determined to be a single performance obligation		452	628
Variable consideration for sales discounts and price adjustments based on performance		(2,773)	88
Change in revenue recognition method for contracts without enforceable right to payment		(6,481)	(5,847)
Change in percentage of completion due to excessive use of materials		(2,855)	(1,512)
Recognize as an expense the prepaid contract cost		(63,753)	(56,993)

	~~W~~	(76,359)	(63,792)

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2018

(Unaudited)

The details of new significant accounting policies and impacts of the adoption of K-IFRS No. 1115 are as follows:

1) Identification of performance obligations

The Company holds certain contracts for sales of manufactured product and merchandise which include transport service. When applying K-IFRS No. 1115, sales of manufactured products or merchandise and delivery of products (i.e. shipping service) are identified as separate performance obligations in the contracts with customers. For transactions for which the shipping terms are on shipment basis and the customer pays shipping costs, the two performance obligations are separately accounted for because delivery of products is performed after the control over the products is transferred to the customer. The transaction price allocated to the performance obligation of delivery service will be recognized when the obligation of delivery of the product is completed.

The Company identified shipping service included in the sales contract as a separate performance obligation that will be satisfied over the promised service period. This change in relevant accounting policy resulted in decreases in revenue, cost of sales and selling and administrative expenses, increases in other current assets and contract liabilities and decrease in other payables as of and for the six-month period ended June 30, 2018.

Certain construction contracts of the Company includes design, purchase and construction services through separate service contracts. According to K-IFRS No. 1115, if service or goods provided by the Company are highly dependent or correlated, the Company should identify them as a single performance obligation regardless of the number of contracts made.

The Company considered each service contract as a combined single obligation and identified as a single performance obligation. This change in relevant accounting policy resulted in increases in revenue and contract assets as of and for the six-month period ended June 30, 2018.

2) Variable consideration

Under K-IFRS No. 1115, the Company estimates the amount of variable consideration by using the expected value which the Company expects to better predict the amount of consideration. The Company recognizes revenue with transaction price including variable consideration only to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the refund period has lapsed.

In certain sales arrangements, unit price is subject to adjustment due to quality of products. A certain percentage of sales discount is also provided in case customers make payment before the settlement due date. In addition, certain service contracts are subject to compensation payment if the Company fails to achieve a promised level of obligation.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2018

(Unaudited)

The Company changed its accounting treatment in accordance with K-IFRS No. 1115. This change in relevant accounting policy resulted in decrease in revenue and increase in contract liabilities as of and for the six-month period ended June 30, 2018.

3) Performance obligation satisfied over time

In accordance with K-IFRS No. 1115, revenue is recognized over time by measuring progress only if the Company’s performance does not create an asset with an alternative use to the Company and the Company has an enforceable right to payment for performance completed to date.

The Company has determined that it has no enforceable right to payment for completed to date for certain service contracts including construction service of which the Company provides. This change in relevant accounting policy resulted in decreases in revenue and cost of sales, decrease in contract assets and increases inventories and contract liabilities as of and for the six-month period ended June 30, 2018.

According to K-IFRS No. 1115, the effects of any inputs that do not depict the transfer of control of goods or services to the customer such as the costs of wasted materials, labor or other resources to fulfil the contract that were not reflected in the price of the contract should be excluded from calculating percentage of completion. This change in relevant accounting policy resulted in increase in revenue and decreases in contract assets and liabilities as of and for the six-month period ended June 30, 2018.

4) Incremental costs of obtaining a contract

In accordance with K-IFRS No. 1115, the Company recognizes as an asset the incremental costs of obtaining a contract with a customer if the Company expects to recover those costs, and costs that are recognized as assets are amortized over the period that the related goods or services are transferred to the customer.

Certain costs incurred in construction segment such as costs to obtain a contract that would have been incurred regardless of whether the contract was obtained should be recognized as an expense immediately, unless those costs are explicitly chargeable to the customer regardless of whether the contract is obtained. Such costs have been previously capitalized if it is probable the related contracts will be entered into. This change in relevant accounting policy resulted in decreases in revenue and cost of sales, increase in selling and administrative expenses, decreases in contract assets, other current assets and provisions and increase in contract liabilities as of and for the six-month period ended June 30, 2018.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2018

(Unaudited)

5) Impact of changes in accounting policies

The effects of adoption of K-IFRS No. 1115 to the Company’s condensed consolidated interim statements of financial position and condensed consolidated interim statements of comprehensive income as of and for the six-month period ended June 30, 2018 are as follows. There is no material impact on the Company’s condensed consolidated interim statements of cash flows for the six-month period ended June 30, 2018.

(in millions of Won)	As reported		Adjustments of K-IFRS No. 1115	Amounts without adoption of K-IFRS No. 1115
Condensed interim financial statements of financial position
Current assets	~~W~~	33,347,774	174,577	33,522,351
Trade accounts and notes receivable		9,660,516	153,838	9,814,354
Inventories		10,639,401	(79,047)	10,560,354
Other current assets		893,540	99,786	993,326
Non-current assets		46,587,538	(44,591)	46,542,947
Deferred tax assets		1,513,943	(44,591)	1,469,352
Current liabilities		19,938,952	(10,010)	19,928,942
Others payables		1,687,430	21,702	1,709,132
Current income tax liabilities		735,703	(563)	735,140
Provisions		321,024	(36,231)	284,793
Other current liabilities		1,707,103	5,082	1,712,185
Non-current liabilities		12,327,399	98	12,327,497
Provisions		475,375	98	475,473
Retained earnings		44,458,474	73,573	44,532,047
Non-controlling interests		3,735,730	66,325	3,802,055
Condensed interim statements of comprehensive income
Revenue	~~W~~	31,945,579	20,471	31,966,050
Cost of sales		(27,394,994)	(16,106)	(27,411,100)
Selling and administrative expenses		(1,810,593)	(1,610)	(1,812,203)
Finance costs		(1,326,803)	(5)	(1,326,808)
Profit before income tax		2,412,444	2,750	2,415,194
Income tax expense		(748,564)	(3,003)	(751,567)
Profit		1,663,880	(253)	1,663,627

(b)	K-IFRS No. 1109 “Financial Instruments”

K-IFRS No. 1109 “Financial Instruments” regulates requirements for measurement and recognition of certain contracts in relation to trading financial assets and liabilities or nonfinancial items. It replaced existing guidance in K-IFRS No. 1039 “Financial Instruments: Recognition and Measurement”.

The Company applied retrospectively application with exemptions where an entity is not required to restate the comparative information for prior periods in relation to classification and measurement (including impairment) changes. The Company recognized the accumulated effect resulting from initial application of K-IFRS No. 1109 as reserves, retained earnings and non-controlling interests of the Company at the date of initial application.

The following table summarizes the impact, net of tax, of transition to K-IFRS No. 1109 on reserves, retained earnings and non-controlling interests as of January 1, 2018.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2018

(Unaudited)

(in millions of Won)	Reserves		Retained earnings	Non-controlling interests
Classification to fair value through profit or loss in securities and select to fair value through other comprehensive income in equity securities	~~W~~	(412,102)	412,102	—
Recognition of expected credit losses		—	(32,732)	(19,544)

	~~W~~	(412,102)	379,370	(19,544)

The details of new significant accounting policies and the nature and effect of the changes to previous accounting policies are set out below.

1)	Classification and measurement of financial assets and financial liabilities

When applying K-IFRS No. 1109, the classification of financial assets will be driven by the Company’s business model for managing the financial assets and contractual terms of cash flow.

The following table shows the classification of financial assets measured subsequently at amortized cost, at fair value through other comprehensive income and at fair value through profit or loss. If a hybrid contract contains a host that is a financial asset, the classification of the hybrid contract shall be determined for the entire contract without separating the embedded derivative.

Business model	Contractual cash flows are solely payments of principal and interests	All other cases
To collect contractual cash flows	Amortized cost(*1)
Both to collect contractual cash flows and sell financial assets	Fair value through other comprehensive income(*1)	Fair value through profit or loss(*2)
For trading, and others	Fair value through profit or loss

(*1)	The Company may irrevocably designate as at fair value through profit or loss to eliminate or significantly reduce an accounting mismatch.
(*2)	The Company may irrevocably designate equity investments that is not held for trading as at fair value through other comprehensive income.

Financial assets measured at amortized cost are subsequently measured at amortized cost using the effective interest method. The amortized cost is reduced by impairment losses. Interest income, gains and losses on foreign currency translation and impairment are recognized in profit or loss. Any gain or loss on derecognition is recognized in profit or loss.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2018

(Unaudited)

Debt instruments measured at fair value through other comprehensive income are subsequently measured at fair value. Interest income calculated using the effective interest method, gains and losses on foreign currency translation and impairment are recognized in profit or loss. Other net gains and losses are recognized in other comprehensive income. On derecognition, gains and losses accumulated in other accumulated comprehensive income are reclassified to profit or loss.

Equity instruments measured at fair value through other comprehensive income are subsequently measured at fair value. Dividends are recognized as income in profit or loss unless the dividend clearly represents a recovery of part of the cost of the investment. Other net gains and losses are recognized in other comprehensive income and never reclassified to profit or loss.

Financial assets measured at fair value through profit or loss are subsequently measured at fair value. Net gains and losses, including any interest or dividend income, are recognized in profit or loss.

As of January 1, 2018, the date of initial application, the measurement categories and carrying amounts of financial assets in accordance with K-IFRS No. 1039 “Financial Instruments: Recognition and Measurement” and K-IFRS No. 1109 “Financial Instruments” are as follows:

(in millions of Won)	Original classification under K-IFRS No. 1039	Original carrying amounts under K-IFRS No. 1039		New classification under K-IFRS No. 1109	New carrying amounts under K-IFRS No. 1109
Derivative assets	Financial assets at fair value through profit or loss	~~W~~	65,051	Fair value through profit or loss	~~W~~	65,051
	Hedging instrument		3,239	Hedging instrument		3,239
Cash and cash equivalents	Loans and receivables		2,612,530	Amortized cost		2,612,530
Trade accounts and notes receivable(*1)	Loans and receivables		8,901,867	Amortized cost		8,839,978
Other receivables(*1)	Loans and receivables		2,195,466	Fair value through profit or loss		1,898
				Amortized cost		2,188,820
Equity securities(*2)	Available-for-sale financial assets		1,421,295	Fair value through profit or loss		17,812
				Fair value through other comprehensive income		1,403,483
Debt securities(*2)	Available-for-sale financial assets		190,579	Fair value through profit or loss		188,276
				Fair value through other comprehensive income		2,303
	Held-to-maturity financial assets		5,211	Amortized cost		5,211
Other Securities(*2)	Available-for-sale financial assets		366,241	Fair value through profit or loss		366,241
Deposit instruments	Loans and receivables		1,358,311	Amortized cost		1,358,311
Short-term financial instruments	Financial assets at fair value through profit or loss		1,970
	Loans and receivables		5,545,667	Fair value through profit or loss		5,547,637

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2018

(Unaudited)

(*1)

As a result of the adoption of K-IFRS No. 1109, as of January 1, 2018, the date of initial application, loss allowance was increased by ~~W~~66,637 million, retained earnings and non-controlling interests were decreased by ~~W~~32,732 million and ~~W~~19,544 million, respectively.

(*2)

As a result of the adoption of K-IFRS No. 1109, as of January 1, 2018, the date of initial application, with respect to securities classified as fair value through profit or loss and equity securities determined fair value through other comprehensive income, reserves were decreased by ~~W~~412,102 million and retained earnings were increased by ~~W~~412,102 million.

K-IFRS No. 1109 “Financial Instruments” retains most of the existing requirements of K-IFRS 1039 “Financial Instruments: Recognition and Measurement” for the classification and measurement of financial liabilities. Accordingly, the application of K-IFRS No. 1109 “Financial Instruments” has no significant effect on the Company’s accounting policies related to financial liabilities.

2)	Impairment of financial assets

K-IFRS No. 1109 replaces the incurred loss model in the existing standard with a forward-looking expected credit loss model for debt instruments, lease receivables, contractual assets, loan commitments, and financial guarantee contracts.

Under K-IFRS No. 1109, impairment losses are likely to be recognized earlier than using the incurred loss model under the existing guidance in K-IFRS No. 1039 as loss allowances will be measured either 12-month or lifetime expected credit loss based on the extent of increase in credit risk.

If credit risk has increased significantly since the initial recognition, a loss allowance for lifetime expected credit loss is required to be measured at the end of every reporting period. If credit risk has not increased significantly since the initial recognition, a loss allowance is measured based on 12-month expected credit loss.

If the financial instrument has low credit risk at the end of the reporting period, the Company may assume that the credit risk has not increased significantly since initial recognition. However, a loss allowance for lifetime expected credit losses is required for contract assets or trade receivables that do not contain a significant financing component.

As of January 1, 2018, the date of initial application, the Company recognized an increase in loss allowances of ~~W~~66,637 million and decreases in retained earnings and non-controlling interests of ~~W~~32,732 million and ~~W~~19,544 million, respectively.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2018

(Unaudited)

3)	Hedge Accounting

Regarding the initial application of K-IFRS No. 1109, the Company determined to consistently apply hedge accounting requirements of K-IFRS No. 1039.

New standards and interpretations not yet adopted

The following new standards, interpretations and amendments to existing standards have been published but are not mandatory for the Company for annual period beginning after January 1, 2018, and the Company has not early adopted them.

(a)	K-IFRS No. 1116 “Leases”

K-IFRS No. 1116 “Leases” will replace K-IFRS No. 1017 “Leases” and K-IFRS No. 2104 “Determining whether an Arrangement contains a Lease”. It is effective for annual periods beginning on or after January 1, 2019, with early adoption permitted for a Company which has adopted to K-IFRS No. 1115.

As a lessee, the Company shall apply this standard using one of the following two methods; (a) retrospectively to each prior reporting period presented in accordance with K-IFRS No. 1008 “Accounting Policies, Changes in Accounting Estimates and Errors” but using the practical expedients for completed contracts- i.e. completed contracts as of the beginning of the earliest prior period presented are not restated; or (b) retrospectively with the cumulative effect of initially applying this standard recognized at the date of initial application.

K-IFRS No. 1116 suggests a single accounting model that requires a lessee to recognize lease related asset and liability in the financial statements. A lessee is required to recognize a right-of-use asset representing its right to use the underlying leased asset and a lease liability representing its obligation to make lease payments. The lessee may elect not to apply the requirements to short-term lease of which has a term of 12 months or less at the commencement date and low value assets. Accounting treatment for lessor is similar to the existing standard which classifies lease into finance and operating lease.

Application of K-IFRS No. 1116 will change current operating lease expense which has been recognized in straight-line method into depreciation expense of right-of-use asset and interest expense of lease liability, and therefore, nature of expense recognized in relation to lease will change. However, it is expected that there will be no significant impact on finance lease.

The Company has not yet initiated to prepare for the application of K-IFRS No. 1116 and the Company has not performed an assessment of the impact resulting from the application of K-IFRS No. 1116. The Company will complete the analysis of financial impacts arising from applying this standard in 2018.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2018

(Unaudited)

4. Trade Accounts and Notes Receivable

Trade accounts and notes receivable as of June 30, 2018 and December 31, 2017 are as follows:

(in millions of Won)	June 30, 2018		December 31, 2017
Current
Trade accounts and notes receivable	~~W~~	9,397,092	8,583,311
Finance lease receivables		5,234	10,469
Due from customers for contract work		794,891	850,301
Less: Allowance for doubtful accounts		(536,701)	(493,533)

	~~W~~	9,660,516	8,950,548

Non-current
Trade accounts and notes receivable	~~W~~	833,328	871,432
Finance lease receivables		—	734
Less: Allowance for doubtful accounts		(106,603)	(140,596)

	~~W~~	726,725	731,570

Trade accounts and notes receivable sold to financial institutions, for which the derecognition conditions were not met, amounted to ~~W~~510,466 million and ~~W~~309,964 million as of June 30, 2018 and December 31, 2017, respectively. The fair value of trade accounts and notes receivable approximates the carrying amounts and trade accounts and notes receivable are included in short-term borrowings from financial institutions. (Note 15)

5. Other Receivables

Other receivables as of June 30, 2018 and December 31, 2017 are as follows:

(in millions of Won)	June 30, 2018		December 31, 2017
Current
Loans	~~W~~	560,470	617,696
Other accounts receivable		1,032,677	960,543
Accrued income		227,377	179,971
Deposits		115,993	107,137
Others		18,408	18,925
Less: Allowance for doubtful accounts		(215,395)	(248,266)

	~~W~~	1,739,530	1,636,006

Non-current
Loans	~~W~~	871,829	874,158
Other accounts receivable		124,740	92,939
Accrued income		1,838	1,663
Deposits		147,695	122,485
Less: Allowance for doubtful accounts		(223,308)	(212,069)

	~~W~~	922,794	879,176

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2018

(Unaudited)

6. Other Financial Assets

Other financial assets as of June 30, 2018 and December 31, 2017 are as follows:

(in millions of Won)	June 30, 2018		December 31, 2017
Current
Derivatives assets	~~W~~	71,312	63,912
Debt securities		55,625	—
Financial assets held for trading		—	1,970
Available-for-sale securities (bonds)		—	136,141
Current portion of held-to-maturity securities		—	421
Deposit instruments(*1,2)		1,422,822	1,297,769
Short-term financial instruments(*2)		5,464,988	5,545,667

	~~W~~	7,014,747	7,045,880

Non-current
Derivatives assets	~~W~~	2,144	4,378
Equity securities(*3)		1,399,502	—
Debt securities		23,093	—
Other securities(*3)		331,577	—
Available-for-sale securities (equity instruments)(*3)		—	1,730,753
Available-for-sale securities (bonds)		—	54,439
Available-for-sale securities (others)		—	56,782
Held-to-maturity securities		—	4,790
Deposit instruments(*2)		61,485	60,542

	~~W~~	1,817,801	1,911,684

(*1)	As of June 30, 2018 and December 31, 2017, ~~W~~6,769 million and ~~W~~10,080 million, respectively, are restricted for the use in a government project.
(*2)	As of June 30, 2018 and December 31, 2017, financial instruments amounting to ~~W~~45,907 million and ~~W~~78,477 million, respectively, are restricted for use in financial arrangements, pledge and others.
(*3)

As of June 30, 2018 and December 31, 2017, ~~W~~136,482 million and ~~W~~136,099 million of equity and other securities, respectively, have been provided as collateral for borrowings, construction projects and others.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2018

(Unaudited)

7. Inventories

Inventories as of June 30, 2018 and December 31, 2017 are as follows:

(in millions of Won)	June 30, 2018		December 31, 2017
Finished goods	~~W~~	1,435,240	1,526,628
Merchandise		1,026,324	930,558
Semi-finished goods		1,783,280	1,721,130
Raw materials		2,680,689	2,329,268
Fuel and materials		826,635	808,016
Construction inventories		905,368	849,266
Materials-in-transit		2,013,868	1,818,576
Others		77,741	103,144

		10,749,145	10,086,586

Less: Allowance for inventories valuation		(109,744)	(135,631)

	~~W~~	10,639,401	9,950,955

The amounts of loss on valuation of inventories recognized within cost of sales during the six-month period ended June 30, 2018 and the year ended December 31, 2017 were ~~W~~42,633 million and ~~W~~78,560 million, respectively.

8. Assets Held for Sale

Details of assets held for sale and related liabilities as of June 30, 2018 and December 31, 2017 are as follows:

(in millions of Won)	June 30, 2018		December 31, 2017
	Subsidiaries(*1, 2)		The controlling company	Subsidiaries(*3)	Total
Assets
Cash and cash equivalents(*4)	~~W~~	2,572	—	—	—
Other financial assets		5,412	—	—	—
Property, plant and equipment		148,878	392	71,340	71,732
Intangible assets		551,749	—	—	—
Others		5,116	—	36	36

	~~W~~	713,727	392	71,376	71,768

Liabilities
Deferred tax liabilities	~~W~~	130,438	—	—	—
Others		1,626	—	—	—

	~~W~~	132,064	—	—	—

(*1)

In accordance with the resolution of the board of directors on June 5, 2018, POSCO ENERGY CO., LTD., a subsidiary of the Company, entered into a contract to dispose of 63.5% of shares of POSPOWER Co., Ltd., a subsidiary of POSCO ENERGY CO., LTD. Accordingly, the Company classified assets and liabilities of POSPOWER Co., Ltd. as assets and liabilities held for sale.

(*2)

During the six-month period ended June 30, 2018 POSCO DAEWOO E & P CANADA CORPORATION, a subsidiary of the Company, decided to sell mining rights related to the Canadian tight oil gas project and classified corresponding intangible asset of ~~W~~59,190 million as assets held for sale. During the six-month period ended June 30, 2018, ~~W~~46,896 million, the difference between the net fair value and the book value of the related mining rights, was recognized as an impairment loss on assets held for sale.

(*3)

During the year ended December 2017, POSCO ENGINEERING & CONSTRUCTION CO., LTD., a subsidiary of the Company, determined to dispose of the office building, Seomyeon Fiesta, in Busan and classified the related property, plant and equipment amounting to ~~W~~71,340 million as assets held for sale.

(*4)	Cash and cash equivalents as of June 30, 2018 in the statements of cash flows include cash and cash equivalents which were classified as asset groups held for sale as of June 30, 2018.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2018

(Unaudited)

9. Investments in Associates and Joint Ventures

(a)	Details of investments in associates as of June 30, 2018 and December 31, 2017 are as follows:

(in millions of Won)	June 30, 2018						December 31, 2017
Company	Number of shares	Ownership (%)	Acquisition cost		Book value		Book value
[Domestic]
EQP POSCO Global NO1 Natual Resources Private Equity Fund	178,713,975,892	31.14	~~W~~	178,787	~~W~~	174,845	175,553
SNNC	18,130,000	49.00		90,650		116,498	110,424
QSONE Co.,Ltd.	200,000	50.00		84,395		84,971	85,049
Chun-cheon Energy Co., Ltd.(*1)	16,098,143	45.67		80,491		73,854	74,378
Incheon-Gimpo Expressway Co., Ltd.(*1,3)	9,032,539	18.26		45,163		19,134	31,660
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co.,Ltd	2,008,000	29.53		10,040		17,768	17,252
BLUE OCEAN Private Equity Fund	333	27.52		33,300		17,398	19,620
Daesung Steel(*3)	108,038	17.54		14,000		15,715	15,500
UITrans LRT Co., Ltd.(*1)	7,714,380	38.19		38,572		13,406	15,841
Keystone NO. 1. Private Equity Fund	13,800,000	40.45		13,800		11,162	12,379
KoFC POSCO HANWHA KB Shared Growth NO. 2. Private Equity Fund(*3)	6,485	12.50		6,485		5,583	6,828
KONES, Corp.	3,250,000	41.67		6,893		2,543	2,827
Others (37 companies)(*1)						74,335	67,325

						627,212	634,636

[Foreign]
AES-VCM Mong Duong Power Company Limited(*2)	—	30.00		164,303		213,521	142,348
South-East Asia Gas Pipeline Company Ltd.	135,219,000	25.04		135,899		197,215	197,069
7623704 Canada Inc.(*3)	114,452,000	10.40		124,341		127,065	121,702
Eureka Moly LLC	—	20.00		240,123		83,114	79,398
AMCI (WA) PTY LTD	49	49.00		209,664		61,226	63,378
Nickel Mining Company SAS	3,234,698	49.00		157,585		39,676	45,905
KOREA LNG LTD.	2,400	20.00		135,205		38,970	33,422
NCR LLC	—	29.41		37,939		35,971	33,738
PT. Batutua Tembaga Raya	128,285	22.00		21,824		22,536	21,823
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd	10,200,000	34.00		9,517		15,833	15,617
PT. Wampu Electric Power(*1)	8,708,400	20.00		10,054		14,522	13,391
POSCO SeAH Steel Wire(Nantong) Co., Ltd.	50	25.00		4,723		7,009	6,517
Others (27 companies)(*1)						92,676	111,497

						949,334	885,805

					~~W~~	1,576,546	1,520,441

(*1)

As of June 30, 2018 and December 31, 2017, investments in associates amounting to ~~W~~145,167 million and ~~W~~158,370 million, respectively, are provided as collateral in relation to the associates’ borrowings.

(*2)	As of June 30, 2018 and December 31, 2017, shares of PSC Energy Global Co., Ltd., a subsidiary of the Company, are provided as collateral in relation to the associates’ borrowings.
(*3)

As of June 30, 2018, it was classified as an associate even though the Company’s ownership percentage is less than 20% of ownership percentage since the Company has significant influence over the investee when considering its structure of the Board of Directors and others.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2018

(Unaudited)

(b)	Details of investments in joint ventures as of June 30, 2018 and December 31, 2017 are as follows:

(in millions of Won)	June 30, 2018						December 31, 2017
Company	Number of shares	Ownership (%)	Acquisition cost		Book value		Book value
[Domestic]
POSCO MITSUBISHI CARBON TECHNOLOGY	11,568,000	60.00	~~W~~	115,680	~~W~~	146,705	110,760
Others (5 companies)						7,416	6,094

						154,121	116,854

[Foreign]
Roy Hill Holdings Pty Ltd(*1)	13,117,972	12.50		1,528,672		1,102,547	1,125,133
POSCO-NPS Niobium LLC	325,050,000	50.00		364,609		364,665	348,836
KOBRASCO	2,010,719,185	50.00		32,950		97,343	108,485
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.	—	25.00		61,961		91,465	88,305
DMSA/AMSA(*1)	—	4.00		314,303		59,233	56,735
CSP - Compania Siderurgica do Pecem	1,108,696,532	20.00		558,821		20,063	146,427
Others (14 companies)						44,621	46,716

						1,779,937	1,920,637

					~~W~~	1,934,058	2,037,491

(*1)	As of June 30, 2018 and December 31, 2017, the investments in joint ventures are provided as collateral in relation to the joint ventures’ borrowings.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2018

(Unaudited)

(c)	The movements of investments in associates and joint ventures for the six-month period ended June 30, 2018 and the year ended December 31, 2017 were as follows:

1)	For the six-month period ended June 30, 2018

(in millions of Won)
Company	December 31, 2017 Book value		Acquisition	Dividends	Share of profits (losses)	Other increase (decrease)(*1)	June 30, 2018 Book value
[Domestic]
EQP POSCO Global NO1 Natual Resources Private Equity Fund	~~W~~	175,553	—	—	(708)	—	174,845
SNNC		110,424	—	—	6,074	—	116,498
QSONE Co.,Ltd.		85,049	—	(550)	472	—	84,971
Chun-cheon Energy Co., Ltd		74,378	—	—	(524)	—	73,854
Incheon-Gimpo Expressway Co., Ltd.		31,660	—	—	(12,526)	—	19,134
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co.,Ltd		17,252	—	—	516	—	17,768
BLUE OCEAN Private Equity Fund		19,620	—	—	(1,220)	(1,002)	17,398
Daesung Steel		15,500	—	—	215	—	15,715
UITrans LRT Co., Ltd.		15,841	—	—	(2,435)	—	13,406
Keystone NO. 1. Private Equity Fund		12,379	—	—	(1,316)	99	11,162
KoFC POSCO HANWHA KB Shared Growth NO. 2. Private Equity Fund		6,828	—	—	(1,245)	—	5,583
KONES, Corp.		2,827	—	—	(284)	—	2,543
POSCO MITSUBISHI CARBON TECHNOLOGY		110,760	—	—	35,945	—	146,705
Others (42 companies)		73,419	13,653	(302)	(2,587)	(2,432)	81,751

		751,490	13,653	(852)	20,377	(3,335)	781,333

[Foreign]
AES-VCM Mong Duong Power Company Limited		142,348	—	(15,225)	16,792	69,606	213,521
South-East Asia Gas Pipeline Company Ltd.		197,069	—	(17,354)	23,149	(5,649)	197,215
7623704 Canada Inc.		121,702	—	(2,478)	2,113	5,728	127,065
Eureka Moly LLC		79,398	—	—	(11)	3,727	83,114
AMCI (WA) PTY LTD.		63,378	—	—	(1,347)	(805)	61,226
Nickel Mining Company SAS		45,905	—	—	(6,906)	677	39,676
KOREA LNG LTD.		33,422	—	(5,247)	5,215	5,580	38,970
NCR LLC		33,738	277	—	(146)	2,102	35,971
PT. Batutua Tembaga Raya		21,823	—	—	55	658	22,536
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd		15,617	—	—	(430)	646	15,833
PT. Wampu Electric Power		13,391	—	—	515	616	14,522
POSCO SeAH Steel Wire(Nantong) Co., Ltd.		6,517	—	—	112	380	7,009
Roy Hill Holdings Pty Ltd.		1,125,133	—	—	47,210	(69,796)	1,102,547
POSCO-NPS Niobium LLC		348,836	—	(7,196)	6,632	16,393	364,665
KOBRASCO		108,485	—	(35,353)	35,391	(11,180)	97,343
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.		88,305	—	—	295	2,865	91,465
DMSA/AMSA		56,735	9,608	—	(9,858)	2,748	59,233
CSP - Compania Siderurgica do Pecem		146,427	—	—	(121,055)	(5,309)	20,063
Others (41 companies)		158,213	1,422	(6,728)	13,548	(29,158)	137,297

		2,806,442	11,307	(89,581)	11,274	(10,171)	2,729,271

	~~W~~	3,557,932	24,960	(90,433)	31,651	(13,506)	3,510,604

(*1)

Other increase or decrease represents the changes in investments in associates and joint ventures due to disposals, change in capital adjustments arising from translations of financial statements of foreign investees and others.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2018

(Unaudited)

2)	For the year ended December 31, 2017

(in millions of Won)
Company	December 31, 2016 Book value		Acquisition	Dividends	Share of profits (losses)	Other increase (decrease)(*1)	December 31, 2017 Book value
[Domestic]
EQP POSCO Global NO1 Natual Resources Private Equity Fund	~~W~~	175,690	—	—	418	(555)	175,553
SNNC		107,859	—	—	2,370	195	110,424
QSONE Co.,Ltd.		84,799	—	(368)	618	—	85,049
Chun-cheon Energy Co., Ltd		45,077	27,791	—	1,510	—	74,378
Incheon-Gimpo Expressway Co., Ltd.		37,372	—	—	(6,463)	751	31,660
BLUE OCEAN Private Equity Fund		35,752	—	—	(8,154)	(7,978)	19,620
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co.,Ltd		12,551	—	—	4,701	—	17,252
UITrans LRT Co., Ltd.		17,851	—	—	(2,010)	—	15,841
Daesung Steel		12,302	—	—	3,198	—	15,500
Keystone NO. 1. Private Equity Fund		13,314	—	—	(886)	(49)	12,379
KoFC POSCO HANWHA KB Shared Growth NO. 2. Private Equity Fund		11,890	—	—	(197)	(4,865)	6,828
KONES, Corp.		5,641	—	—	(2,774)	(40)	2,827
POSCO MITSUBISHI CARBON TECHNOLOGY		83,113	—	—	27,582	65	110,760
Others (40 companies)		55,061	28,348	(137)	(7,995)	(1,858)	73,419

		698,272	56,139	(505)	11,918	(14,334)	751,490

[Foreign]
South-East Asia Gas Pipeline Company Ltd.		215,996	—	(37,016)	42,896	(24,807)	197,069
AES-VCM Mong Duong Power Company Limited		167,141	—	(30,798)	19,644	(13,639)	142,348
7623704 Canada Inc.		137,512	—	(7,563)	7,468	(15,715)	121,702
Eureka Moly LLC		89,601	—	—	(35)	(10,168)	79,398
AMCI (WA) PTY LTD		70,501	—	—	(4,299)	(2,824)	63,378
Nickel Mining Company SAS		45,138	—	—	424	343	45,905
NCR LLC		36,738	276	—	(60)	(3,216)	33,738
KOREA LNG LTD.		63,058	—	(6,466)	(70,180)	47,010	33,422
PT. Batutua Tembaga Raya		22,723	—	—	260	(1,160)	21,823
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd		18,008	—	—	(1,268)	(1,123)	15,617
PT. Wampu Electric Power		8,706	—	—	5,927	(1,242)	13,391
POSCO SeAH Steel Wire(Nantong) Co., Ltd.		6,840	—	—	303	(626)	6,517
Roy Hill Holdings Pty Ltd		1,186,859	—	—	46,020	(107,746)	1,125,133
POSCO-NPS Niobium LLC		393,570	—	(17,277)	17,173	(44,630)	348,836
CSP - Compania Siderurgica do Pecem		330,463	—	—	(147,847)	(36,189)	146,427
KOBRASCO		88,308	—	(22,135)	56,445	(14,133)	108,485
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.		97,369	—	(5,542)	1,555	(5,077)	88,305
DMSA/AMSA		74,935	13,712	—	(22,339)	(9,573)	56,735
Others (40 companies)		130,651	22,209	(4,408)	46,535	(36,774)	158,213

		3,184,117	36,197	(131,205)	(1,378)	(281,289)	2,806,442

	~~W~~	3,882,389	92,336	(131,710)	10,540	(295,623)	3,557,932

(*1)

Other increase or decrease represents the changes in investments in associates and joint ventures due to disposals, change in capital adjustments arising from translations of financial statements of foreign investees and others.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2018

(Unaudited)

(d)	Summarized financial information of associates and joint ventures as of and for the six-month period June 30, 2018 and the year ended December 31, 2017 are as follows:

1)	June 30, 2018

(in millions of Won)
Company	Assets		Liabilities	Equity	Sales	Net income (loss)
[Domestic]
EQP POSCO Global NO1 Natural Resources Private Equity Fund	~~W~~	560,333	774	559,559	—	(2,272)
SNNC		651,959	387,140	264,819	327,022	18,363
QSONE Co.,Ltd.		248,561	78,618	169,943	7,911	944
Chun-cheon Energy Co., Ltd		676,948	517,267	159,681	174,479	(1,262)
Incheon-Gimpo Expressway Co., Ltd.		1,070,528	928,728	141,800	—	(68,095)
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co.,Ltd		66,262	36,403	29,859	13,658	1,747
BLUE OCEAN Private Equity Fund		313,523	179,187	134,336	208,640	(3,287)
Daesung Steel		173,019	114,809	58,210	35,919	1,230
UITrans LRT Co., Ltd.		467,385	393,887	73,498	6,477	(6,375)
Keystone NO. 1. Private Equity Fund		178,515	145,731	32,784	4,677	(4,016)
KoFC POSCO HANWHA KB Shared Growth NO. 2. Private Equity Fund		45,814	1,149	44,665	934	(9,956)
KONES, Corp.		1,943	1,473	470	1,944	(681)
POSCO MITSUBISHI CARBON TECHNOLOGY		473,774	229,865	243,909	156,002	60,113
[Foreign]
South-East Asia Gas Pipeline Company Ltd.		1,970,984	1,183,397	787,587	223,210	89,287
7623704 Canada Inc.		1,235,509	1,573	1,233,936	—	20,313
Nickel Mining Company SAS		470,007	341,171	128,836	76,584	(14,048)
KOREA LNG LTD.		194,936	82	194,854	26,893	26,073
PT. Batutua Tembaga Raya		350,210	283,105	67,105	66,158	555
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd		77,391	25,191	52,200	62,742	(1,332)
PT. Wampu Electric Power		225,877	156,270	69,607	12,450	2,576
POSCO SeAH Steel Wire(Nantong) Co., Ltd.		69,024	40,497	28,527	43,915	459
Roy Hill Holdings Pty Ltd		9,897,599	6,290,069	3,607,530	1,217,893	168,818
POSCO-NPS Niobium LLC		729,128	—	729,128	—	13,265
KOBRASCO		264,150	69,464	194,686	107,382	70,782
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.		812,741	474,498	338,243	671,095	1,178
DMSA/AMSA		5,762,310	4,281,960	1,480,350	336,142	(246,288)
CSP - Compania Siderurgica do Pecem		4,283,088	4,311,712	(28,624)	844,735	(598,005)

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2018

(Unaudited)

2)	December 31, 2017

(in millions of Won)
Company	Assets		Liabilities	Equity	Sales	Net income (loss)
[Domestic]
EQP POSCO Global NO1 Natural Resources Private Equity Fund	~~W~~	562,698	866	561,832	—	1,261
SNNC		705,975	459,519	246,456	576,023	2,417
QSONE Co.,Ltd.		248,779	78,680	170,099	15,297	1,236
Chun-cheon Energy Co., Ltd		700,079	539,137	160,942	164,294	(8,250)
Incheon-Gimpo Expressway Co., Ltd.		1,132,233	922,338	209,895	—	(23,221)
BLUE OCEAN Private Equity Fund		311,129	188,512	122,617	445,238	(3,345)
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co.,Ltd		76,184	48,072	28,112	77,093	15,921
UITrans LRT Co., Ltd.		464,074	384,202	79,872	3,689	(13,263)
Daesung Steel		169,774	112,795	56,979	70,434	18,230
Keystone NO. 1. Private Equity Fund		170,155	133,033	37,122	5,391	(2,070)
KoFC POSCO HANWHA KB Shared Growth NO. 2. Private Equity Fund		55,936	1,315	54,621	10,212	(1,578)
KONES, Corp.		2,766	1,616	1,150	5,379	139
POSCO MITSUBISHI CARBON TECHNOLOGY		478,847	295,052	183,795	154,312	46,138
[Foreign]
South-East Asia Gas Pipeline Company Ltd.		1,911,942	1,121,783	790,159	445,682	171,303
7623704 Canada Inc.		1,182,376	9	1,182,367	—	82,344
Nickel Mining Company SAS		465,700	324,687	141,013	179,683	(4,450)
KOREA LNG LTD.		179,269	86	179,183	34,640	32,446
PT. Batutua Tembaga Raya		336,085	272,542	63,543	195,520	49,091
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd		70,437	18,722	51,715	85,850	(3,736)
PT. Wampu Electric Power		212,095	148,177	63,918	779	29,634
POSCO SeAH Steel Wire(Nantong) Co., Ltd.		70,701	43,588	27,113	84,973	1,210
Roy Hill Holdings Pty Ltd		10,148,416	6,600,900	3,547,516	2,988,372	797,008
POSCO-NPS Niobium LLC		697,470	—	697,470	—	32,481
CSP - Compania Siderurgica do Pecem		4,805,353	4,223,392	581,961	1,290,767	(740,591)
KOBRASCO		252,813	35,843	216,970	179,453	112,890
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.		717,472	391,871	325,601	1,245,178	5,978
DMSA/AMSA		5,586,171	4,167,906	1,418,265	630,229	(475,958)

10. Joint Operations

Details of significant joint operations that the Company is participating in as a party to a joint arrangement as of June 30, 2018 are as follows:

Joint operations	Operation	Ownership (%)	Location
Myanmar A-1/A-3 mine	Mine development and gas production	51.00	Myanmar
Offshore midstream	Gas transportation facility	51.00	Myanmar
Greenhills mine	Mine development	20.00	Canada
Arctos Anthracite coal project	Mine development	50.00	Canada
Mt. Thorley J/V	Mine development	20.00	Australia
POSMAC J/V	Mine development	20.00	Australia
RUM J/V	Mine development	10.00	Australia
Hanam-Gamil package public housing project	Construction	7.70	Korea
Hanam-Gamil district B6, C2, C3 block Public housing lot development project	Construction	27.00	Korea
Sejong 2-1 P3 Block public housing project	Construction	37.00	Korea
Yongin-Giheung Station area city development project	Construction	61.00	Korea
Korean wave world complex land multi-purpose building development project	Construction	33.30	Korea
Sejong 4-1 P3 Block public housing project	Construction	60.00	Korea

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2018

(Unaudited)

11. Investment Property, Net

Changes in the carrying amount of investment property for the six-month period ended June 30, 2018 and the year ended December 31, 2017 were as follows:

(a)	For the six-month period ended June 30, 2018

(in millions of Won)	Beginning		Acquisitions	Disposals	Depreciation(*1)	Others(*2)	Ending
Land	~~W~~	360,402	1,327	(233)	(1,464)	(19,129)	340,903
Buildings		634,040	—	(579)	(10,893)	1,526	624,094
Structures		6,281	—	—	(319)	(4,287)	1,675
Construction-in-progress		64,191	12,736	—	—	1,082	78,009

	~~W~~	1,064,914	14,063	(812)	(12,676)	(20,808)	1,044,681

(*1)	Includes ~~W~~1,464 million of impairment loss on investment property.
(*2)	Includes reclassifications resulting from changing purpose of use, adjustments of foreign currency translation differences, and others.

(b)	For the year ended December 31, 2017

(in millions of Won)	Beginning		Acquisitions	Disposals	Depreciation	Others(*1)	Ending
Land	~~W~~	392,723	20,941	(37,725)	—	(15,537)	360,402
Buildings		671,539	38,831	(9,506)	(23,450)	(43,374)	634,040
Structures		2,147	—	—	(591)	4,725	6,281
Construction-in-progress		51,311	17,648	—	—	(4,768)	64,191

	~~W~~	1,117,720	77,420	(47,231)	(24,041)	(58,954)	1,064,914

(*1)	Includes reclassifications resulting from changing purpose of use, adjustments of foreign currency translation differences, and others.

12. Property, Plant and Equipment, Net

Changes in the carrying amount of property, plant and equipment for the six-month period ended June 30, 2018 and the year ended December 31, 2017 were as follows:

(a)	For the six-month period ended June 30, 2018

(in millions of Won)	Beginning		Acquisitions	Disposals	Depreciation(*1)	Others(*2)	Ending
Land	~~W~~	2,527,650	586	(10,045)	(53)	(1,377)	2,516,761
Buildings		4,877,018	7,099	(6,245)	(170,510)	118,430	4,825,792
Structures		2,765,852	2,926	(868)	(105,728)	61,413	2,723,595
Machinery and equipment		19,367,957	43,305	(33,789)	(1,109,899)	759,675	19,027,249
Vehicles		32,861	4,602	(582)	(7,736)	1,477	30,622
Tools		63,640	6,504	(113)	(13,675)	3,430	59,786
Furniture and fixtures		145,439	15,706	(173)	(26,144)	1,397	136,225
Finance lease assets		145,257	339	(294)	(8,908)	453	136,847
Bearer plants		65,515	—	—	(1,639)	(33)	63,843
Construction-in-progress		1,892,346	837,996	(9,240)	—	(815,573)	1,905,529

	~~W~~	31,883,535	919,063	(61,349)	(1,444,292)	129,292	31,426,249

(*1)	Impairment losses on property, plant and equipment amounting to ~~W~~18,870 million are included.
(*2)	Represents assets transferred from construction-in-progress, reclassifications resulting from changing purpose of use, adjustments of foreign currency translation differences and others.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2018

(Unaudited)

(b)	For the year ended December 31, 2017

(in millions of Won)	Beginning		Acquisitions	Disposals	Depreciation(*1)	Others(*2)	Ending
Land	~~W~~	2,601,208	3,477	(18,226)	—	(58,809)	2,527,650
Buildings		4,995,631	53,961	(5,782)	(361,531)	194,739	4,877,018
Structures		2,908,480	18,943	(2,558)	(246,229)	87,216	2,765,852
Machinery and equipment		20,318,390	194,653	(93,210)	(2,217,435)	1,165,559	19,367,957
Vehicles		46,699	9,982	(1,623)	(22,340)	143	32,861
Tools		71,380	16,424	(976)	(28,539)	5,351	63,640
Furniture and fixtures		132,406	61,597	(1,296)	(48,416)	1,148	145,439
Finance lease assets		159,013	4,760	(453)	(14,810)	(3,253)	145,257
Bearer plants		—	—	—	(4,830)	70,345	65,515
Construction-in-progress		2,537,132	1,894,067	(817)	(36,706)	(2,501,330)	1,892,346

	~~W~~	33,770,339	2,257,864	(124,941)	(2,980,836)	(1,038,891)	31,883,535

(*1)

Includes impairment losses on property, plant and equipment amounting to ~~W~~117,231 million. During the year ended December 31, 2017, due to the existence of indicators for impairment, such as continuing operating loss on Suncheon Bay Personal Rapid Transit business of the Suncheon Eco Trans Co., Ltd, a subsidiary of the Company, the Company performed impairment test and recognized impairment loss of ~~W~~48,070 million. The impairment recorded in 2017 also included ~~W~~17,651 million related to POSCO for individual assets due to a decline in economic result and others.

(*2)

Represents assets transferred from construction-in-progress to intangible assets and other property, plant and equipment, reclassifications resulting from changing purpose of use, adjustments of foreign currency translation differences and others.

13. Goodwill and Other Intangible Assets, Net

Changes in the carrying amount of goodwill and other intangible assets for the six-month period ended June 30, 2018 and the year ended December 31, 2017 were as follows:

(a)	For the six-month period ended June 30, 2018

(in millions of Won)	Beginning		Acquisitions	Disposals	Amortization	Impairment loss	Others(*4)	Ending
Goodwill	~~W~~	1,349,838	—	—	—	—	(761)	1,349,077
Intellectual property rights		2,449,193	7,170	(222)	(123,649)	(790)	(81,977)	2,249,725
Premium in rental(*1)		118,310	8,872	(10,838)	(97)	241	(2,207)	114,281
Development expense		80,218	528	—	(18,683)	(411)	17,365	79,017
Port facilities usage rights		309,373	—	—	(10,827)	—	13	298,559
Exploratation and evaluation assets		205,944	2,056	—	—	—	(159)	207,841
Customer relationships		466,945	—	—	(24,563)	—	2,241	444,623
Power generation permit(*2)		539,405	—	—	—	—	(539,405)	—
Other intangible assets (*3)		433,043	103,293	(211)	(26,616)	(527)	(83,464)	425,518

	~~W~~	5,952,269	121,919	(11,271)	(204,435)	(1,487)	(688,354)	5,168,641

(*1)	Premium in rental includes memberships with indefinite useful lives.
(*2)

During the six-month period ended June 30, 2018, the Company decided to sell a portion of shares of its subsidiary, POSPOWER Co., Ltd. and transferred corresponding intangible assets to assets held for sale.

(*3)	The Company transferred the carrying amount of GHG emission rights amounting to ~~W~~71,646 million which is expected to be submitted within the current period to current assets.
(*4)	Represents assets transferred from construction-in-progress, adjustments of foreign currency translation difference and others.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2018

(Unaudited)

(b)	For the year ended December 31, 2017

(in millions of Won)	Beginning		Acquisitions	Business combination	Disposals	Amortization	Impairment loss	Others(*2)	Ending
Goodwill	~~W~~	1,375,131	—	—	—	—	(21,750)	(3,543)	1,349,838
Intellectual property rights		2,521,171	167,580	47,625	(450)	(217,932)	(74,524)	5,723	2,449,193
Premium in rental(*1)		119,039	6,006	—	(3,666)	(611)	(1,661)	(797)	118,310
Development expense		117,012	3,479	—	(1,179)	(66,847)	(694)	28,447	80,218
Port facilities usage rights		256,617	—	—	—	(19,912)	—	72,668	309,373
Exploratation and evaluation assets		162,268	91,548	—	—	—	(56,519)	8,647	205,944
Customer relationships		514,245	—	—	—	(46,508)	—	(792)	466,945
Power generation permit		539,405	—	—	—	—	—	—	539,405
Other intangible assets		483,841	84,502	—	(1,641)	(57,964)	(11,829)	(63,866)	433,043

	~~W~~	6,088,729	353,115	47,625	(6,936)	(409,774)	(166,977)	46,487	5,952,269

(*1)	Premium in rental includes memberships with indefinite useful lives.
(*2)

Represents assets transferred from construction-in-progress to intangible assets and assets transferred from property, plant and equipment, adjustments of foreign currency translation difference and others.

14. Other Assets

Other assets as of June 30, 2018 and December 31, 2017 are as follows:

(in millions of Won)	June 30, 2018		December 31, 2017
Current
Advance payments	~~W~~	579,037	661,779
Prepaid expenses		226,551	143,032
Firm commitment asset		14,697	15,115
GHG emission rights		71,646	167
Others		1,609	1,149

	~~W~~	893,540	821,242

Non-current
Long-term advance payments	~~W~~	24,043	24,201
Long-term prepaid expenses		354,822	333,153
Others(*1)		72,548	131,657

	~~W~~	451,413	489,011

(*1)

As of June 30, 2018 and December 31, 2017, the Company recognized tax assets amounting to ~~W~~39,173 million and ~~W~~88,633 million based on the Company’s best estimate of the tax amounts to be refunded when the result of the Company’s appeal in connection with the additional income tax payment in prior years’ tax audits that were finalized and claim for rectification are finalized.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2018

(Unaudited)

15. Borrowings

(a)	Short-term borrowings and current portion of long-term borrowings as of June 30, 2018 and December 31, 2017 are as follows:

(in millions of Won)	Lenders	Interest rate (%)	June 30, 2018		December 31, 2017
Short-term borrowings
Bank overdrafts	JP Morgan and others	0.8~9.0	~~W~~	302,019	217,879
Short-term borrowings	HSBC and others	0.3~10.5		8,035,826	7,956,939

				8,337,845	8,174,818

Current portion of long-term liabilities
Current portion of long-term borrowings	Export-Import Bank of Korea and others	0.5~8.5		1,448,998	1,407,123
Current portion of debentures	Korea Development Bank and others	1.4~6.1		1,885,306	1,693,974
Less: Current portion of discount on debentures issued				(1,053)	(1,399)

				3,333,251	3,099,698

			~~W~~	11,671,096	11,274,516

(b)	Long-term borrowings, excluding current portion as of June 30, 2018 and December 31, 2017 are as follows:

(in millions of Won)	Lenders	Interest rate (%)	June 30, 2018		December 31, 2017
Long-term borrowings	Export-Import Bank of Korea and others	0.4~8.4	~~W~~	4,766,417	4,839,199
Less: Present value discount				(34,948)	(36,459)
Debentures	Korea Development Bank and others	1.8~6.3		4,879,602	4,999,575
Less: Discount on debentures issued				(11,781)	(13,174)

			~~W~~	9,599,290	9,789,141

(c)	Assets pledged as collateral in regards to the borrowings as of June 30, 2018 are as follows:

(in millions of Won)	Lenders	Book value		Pledged amount
Property, plant and equipment and Investment property(*1)	Korea Development Bank and others	~~W~~	5,798,811	5,167,423
Trade accounts and notes receivable	Korea Development Bank and others		129,135	129,135
Inventories	Export-Import Bank of Korea and others		176,870	127,501
Financial instruments	Korea Development Bank and others		47,480	47,480

		~~W~~	6,152,296	5,471,539

(*1)	Includes other assets (land-use right).

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2018

(Unaudited)

16. Other Payables

Other payables as of June 30, 2018 and December 31, 2017 are as follows:

(in millions of Won)	June 30, 2018		December 31, 2017
Current
Accounts payable	~~W~~	756,147	800,374
Accrued expenses		605,349	653,923
Dividend payable		6,383	7,213
Finance lease liabilities		13,811	17,763
Withholdings		305,740	274,188

	~~W~~	1,687,430	1,753,461

Non-current
Accounts payable	~~W~~	1,644	4,632
Accrued expenses		35,920	14,234
Finance lease liabilities		72,461	75,255
Long-term withholdings		54,155	53,629

	~~W~~	164,180	147,750

17. Other Financial Liabilities

Other financial liabilities as of June 30, 2018 and December 31, 2017 are as follows:

(in millions of Won)	June 30, 2018		December 31, 2017
Current
Derivative liabilities	~~W~~	46,776	69,872
Financial guarantee liabilities		50,350	59,940

	~~W~~	97,126	129,812

Non-current
Derivative liabilities	~~W~~	52,700	85,638
Financial guarantee liabilities		20,499	28,467

	~~W~~	73,199	114,105

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2018

(Unaudited)

18. Provisions

(a)	Provisions as of June 30, 2018 and December 31, 2017 are as follows:

(in millions of Won)	June 30, 2018			December 31, 2017
	Current		Non-current	Current	Non-current
Provision for bonus payments	~~W~~	36,683	—	49,171	—
Provision for construction warranties		18,101	120,748	11,804	106,232
Provision for legal contingencies and claims(*1)		495	48,649	495	36,269
Provision for the restoration(*2)		12,506	86,587	12,273	121,917
Others(*3,4,5)		253,239	219,391	37,203	212,754

	~~W~~	321,024	475,375	110,946	477,172

(*1)

The Company recognized probable outflow of resources amounting to ~~W~~39,922 million and ~~W~~27,963 million as provisions in relation to lawsuits against the Company as of June 30, 2018 and December 31, 2017, respectively.

(*2)

Due to contamination of lands near the Company’s magnesium smelting plant located in Gangneung province and others, the Company recognized present values of estimated costs for recovery, ~~W~~27,397 million as provisions for restoration as of June 30, 2018. In order to determine the estimated costs, the Company has assumed that it would use all of technologies and materials available for now to recover the land. In addition, the Company has applied a discount rate of 2.75% to measure present value of these costs.

(*3)

As of June 30, 2018 and December 31, 2017, POSCO ENERGY CO., LTD., a subsidiary of the Company, recognized ~~W~~178,561 million and ~~W~~157,461 million of provisions for warranties, respectively, for the service contract on fuel cell based on its estimate of probable outflow of resources.

(*4)	The Company has recognized ~~W~~92,460 million of emission liabilities which is estimated amount to be submitted to government in excess of GHG emission allowance as of June 30, 2018.
(*5)

As of June 30, 2018 and December 31, 2017, the amount includes a provision of ~~W~~17,595 million and ~~W~~23,600 million, respectively, for expected outflow of resources in connection with the performance guarantee for the Hwaseong-Dongtan complexes development project of POSCO ENGINEERING & CONSTRUCTION CO., LTD.

(b)	Changes in provisions for the six-month period ended June 30, 2018 and the year ended December 31, 2017 were as follows:

1)	For the six-month period ended June 30, 2018

(in millions of Won)	Beginning		Increase	Utilization	Reversal	Others(*1)	Ending
Provision for bonus payments	~~W~~	49,171	25,967	(38,054)	(446)	45	36,683
Provision for construction warranties		118,036	32,111	(10,595)	(1,915)	1,212	138,849
Provision for legal contingencies and claims		36,764	14,423	(737)	(476)	(830)	49,144
Provision for the restoration		134,190	2,021	(2,610)	(35,135)	627	99,093
Others		249,957	213,635	(14,084)	(39,420)	62,542	472,630

	~~W~~	588,118	288,157	(66,080)	(77,392)	63,596	796,399

(*1)	Includes adjustments of foreign currency translation differences and others.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2018

(Unaudited)

2)	For the year ended December 31, 2017

(in millions of Won)	Beginning		Increase	Utilization	Reversal	Others(*1)	Ending
Provision for bonus payments	~~W~~	42,986	74,728	(64,319)	(3,035)	(1,189)	49,171
Provision for construction warranties		96,709	40,916	(18,006)	(2,502)	919	118,036
Provision for legal contingencies and claims		84,846	27,459	(70,156)	(1,749)	(3,636)	36,764
Provision for the restoration		62,594	63,438	(8,530)	—	16,688	134,190
Others		165,469	161,054	(64,850)	(20,199)	8,483	249,957

	~~W~~	452,604	367,595	(225,861)	(27,485)	21,265	588,118

(*1)	Includes adjustments of foreign currency translation differences and others.

19. Employee Benefits

(a)	Defined contribution plans

The expenses related to post-employment benefit plans under defined contribution plans for the six-month periods ended June 30, 2018 and 2017 were as follows:

(in millions of Won)	For the three-month periods ended June 30			For the six-month periods ended June 30
	2018		2017	2018	2017
Expense related to post-employment benefit plans under defined contribution plans	~~W~~	10,076	8,847	20,585	17,435

(b)	Defined benefit plan

1)	The amounts recognized in relation to net defined benefit liabilities in the statements of financial position as of June 30, 2018 and December 31, 2017 are as follows:

(in millions of Won)	June 30, 2018		December 31, 2017
Present value of funded obligations	~~W~~	1,862,353	1,826,907
Fair value of plan assets(*1)		(1,714,056)	(1,714,166)
Present value of non-funded obligations		17,984	16,228

Net defined benefit liabilities	~~W~~	166,281	128,969

(*1)

As of June 30, 2018 and December 31, 2017, the Company recognized net defined benefit assets amounting to ~~W~~4,687 million and ~~W~~8,224 million, respectively, since there are consolidated entities whose fair value of plan assets exceeded the present value of defined benefit obligations.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2018

(Unaudited)

2)	Changes in present value of defined benefit obligations for the six-month period ended June 30, 2018 and the year ended December 31, 2017 were as follows:

(in millions of Won)	June 30, 2018		December 31, 2017
Defined benefit obligation at the beginning of period	~~W~~	1,843,135	1,733,020
Current service costs		106,837	209,612
Interest costs		27,086	35,830
Remeasurements		34,128	51,994
Benefits paid		(131,628)	(185,220)
Others		779	(2,101)

Defined benefit obligation at the end of period	~~W~~	1,880,337	1,843,135

3)	Changes in fair value of plan assets for the six-month period ended June 30, 2018 and the year ended December 31, 2017 were as follows:

(in millions of Won)	June 30, 2018		December 31, 2017
Fair value of plan assets at the beginning of period	~~W~~	1,714,166	1,693,118
Interest on plan assets		25,301	45,516
Remeasurement of plan assets		(8,351)	(17,190)
Contributions to plan assets		85,859	164,828
Benefits paid		(110,738)	(168,643)
Others		7,819	(3,463)

Fair value of plan assets at the end of period	~~W~~	1,714,056	1,714,166

4)	The amounts recognized in condensed consolidated interim statements of comprehensive income for the six-month periods ended June 30, 2018 and 2017 were as follows:

(in millions of Won)	For the three-month periods ended June 30			For the six-month periods ended June 30
	2018		2017	2018	2017
Current service costs	~~W~~	52,420	47,504	106,837	98,400
Net interest costs		1,368	(136)	1,785	(2,258)

	~~W~~	53,788	47,368	108,622	96,142

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2018

(Unaudited)

20. Other Liabilities

Other liabilities as of June 30, 2018 and December 31, 2017 are as follows:

(in millions of Won)	June 30, 2018		December 31, 2017
Current
Due to customers for contract work	~~W~~	672,792	821,875
Advances received		690,717	599,879
Unearned revenue		48,512	7,121
Withholdings		257,523	221,940
Firm commitment liability		16,571	12,192
Others		20,988	33,590

	~~W~~	1,707,103	1,696,597

Non-current
Unearned revenue	~~W~~	34,886	18,440
Others		63,221	14,360

	~~W~~	98,107	32,800

21. Financial Instruments

(a)	Classification and fair value of financial instruments

1)	The carrying amount and the fair values of financial assets and financial liabilities by fair value hierarchy as of June 30, 2018 and December 31, 2017 are as follows:

①	June 30, 2018

(in millions of Won)			Fair value
	Book value		Level 1	Level 2	Level 3	Total
Financial assets
Fair value through profit or loss(*1)
Derivative assets	~~W~~	56,418	—	56,418	—	56,418
Short-term financial instruments		5,464,988	—	5,464,988	—	5,464,988
Debt securities		22,976	—	—	8,676	8,676
Other securities		331,577	1,664	—	171,460	173,124
Other receivables		1,985	—	—	—	—
Derivatives assets designated as hedging instruments		17,038	—	17,038	—	17,038
Fair value through other comprehensive income(*1)
Equity securities		1,399,502	1,017,055	—	221,120	1,238,175
Debt securities		2,477	—	—	—	—
Financial assets measured at amortized cost(*2)
Cash and cash Equivalents		2,625,811	—	—	—	—
Trade accounts and notes receivable		9,669,144	—	—	—	—
Other receivables		2,329,907	—	—	—	—
Debt securities		53,265	—	—	—	—
Deposit instruments		1,484,307	—	—	—	—

	~~W~~	23,459,395	1,018,719	5,538,444	401,256	6,958,419

Financial liabilities
Fair value through profit or loss
Derivative liabilities	~~W~~	87,699	—	87,699	—	87,699
Derivatives liabilities designated as hedging instruments		11,777	—	11,777	—	11,777
Financial liabilities measured at amortized cost(*2)
Trade accounts and notes payable		3,590,932	—	—	—	—
Borrowings		21,270,386	—	21,413,484	—	21,413,484
Financial guarantee liabilities		70,849	—	—	—	—
Others		1,759,558	—	—	—	—

	~~W~~	26,791,201	—	21,512,960	—	21,512,960

(*1)	The Company has not performed fair value measurement for certain financial assets measured at fair value due to materiality considerations.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2018

(Unaudited)

(*2)	The Company has not performed fair value measurement for financial assets and liabilities measured at amortized cost except borrowings since their fair value approximate carrying amounts.

②	December 31, 2017

(in millions of Won)			Fair value
	Book value		Level 1	Level 2	Level 3	Total
Financial assets
Financial assets at fair value through profit or loss
Financial assets held for trading	~~W~~	1,970	—	1,970	—	1,970
Derivatives assets held for trading		65,051	—	65,051	—	65,051
Derivatives assets designated as hedging instruments		3,239	—	3,239	—	3,239
Available-for-sale financial assets(*1)		1,978,115	1,080,291	17,812	351,419	1,449,522
Held-to-maturity financial assets		5,211	—	—	—	—
Loans and receivables(*2)
Cash and cash Equivalents		2,612,530	—	—	—	—
Trade accounts and notes receivable		8,901,867	—	—	—	—
Loans and other receivables		9,099,444	—	—	—	—

	~~W~~	22,667,427	1,080,291	88,072	351,419	1,519,782

Financial liabilities
Financial liabilities at fair value through profit or loss
Derivative liabilities held for trading	~~W~~	142,280	—	142,280	—	142,280
Derivatives liabilities designated as hedging instruments		13,230	—	13,230	—	13,230
Financial liabilities measured at amortized cost(*2)
Trade accounts and notes payable		3,477,678	—	—	—	—
Borrowings		21,063,657	—	21,217,415	—	21,217,415
Financial guarantee liabilities		88,407	—	—	—	—
Others		1,865,683	—	—	—	—

	~~W~~	26,650,935	—	21,372,925	—	21,372,925

(*1)	The Company has not performed fair value measurement for certain financial assets measured at fair value due to materiality considerations.
(*2)	The Company has not performed fair value measurement for financial assets and liabilities measured at amortized cost except borrowings since their fair value approximate carrying amounts.

2)	Finance income and costs by category of financial instrument for the six-month periods ended June 30, 2018 and 2017 were as follows:

①	For the six-month period ended June 30, 2018

(in millions of Won)	Finance income and costs
	Interest income (expense)		Gain and loss on valuation	Gain and loss on foreign currency	Gain and loss on disposal	Others	Total	Other comprehensive loss
Financial assets at fair value through profit or loss	~~W~~	69,234	(106)	—	5,416	2,865	77,409	—
Derivatives assets		—	65,506	—	97,237	—	162,743	—
Financial assets at fair value through other comprehensive income		—	—	—	—	41,371	41,371	(61,141)
Financial assets measured at amortized cost		87,721	—	349,027	(21,796)	(185)	414,767	—
Derivatives liabilities		—	(13,419)	—	(96,293)	—	(109,712)	(238)
Financial liabilities measured at amortized cost		(337,656)	—	(487,892)	—	2,286	(823,262)	—

	~~W~~	(180,701)	51,981	(138,865)	(15,436)	46,337	(236,684)	(61,379)

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2018

(Unaudited)

②	For the six-month period ended June 30, 2017

(in millions of Won)	Finance income and costs
	Interest income (expense)		Gain and loss on valuation	Gain and loss on foreign currency	Gain and loss on disposal	Impairment loss	Others	Total	Other comprehensive income
Derivatives assets	~~W~~	—	(4,951)	—	108,525	—	—	103,574	—
Available-for-sale financial assets		28	—	—	95,106	(59,178)	69,265	105,221	224,359
Held-to-maturity financial assets		93	—	—	(3)	—	10	100	—
Loans and receivables		78,038	—	(279,987)	(17,330)	—	(128)	(219,407)	—
Financial liabilities at fair value through profit or loss		—	(75,746)	—	(105,728)	—	—	(181,474)	—
Financial liabilities measured at amortized cost		(328,419)	—	380,906	—	—	(9,751)	42,736	—

	~~W~~	(250,260)	(80,697)	100,919	80,570	(59,178)	59,396	(149,250)	224,359

3)	Finance income and costs by category of financial instrument for the three-month periods ended June 30, 2018 and 2017 were as follows:

①	For the three-month period ended June 30, 2018

(in millions of Won)	Finance income and costs
	Interest income (expense)		Gain and loss on valuation	Gain and loss on foreign currency	Gain and loss on disposal	Others	Total	Other comprehensive loss
Financial assets at fair value through profit or loss	~~W~~	35,054	2,077	—	17	1,061	38,209	—
Derivatives assets		—	15,711	—	68,787	—	84,498	—
Financial assets at fair value through other comprehensive income		—	—	—	—	10,677	10,677	(16,385)
Financial assets measured at amortized cost		50,052	—	320,132	(10,941)	(92)	359,151	—
Derivatives liabilities		—	25,911	—	(48,567)	—	(22,656)	(80)
Financial liabilities measured at amortized cost		(175,796)	—	(470,360)	—	2,395	(643,761)	—

	~~W~~	(90,690)	43,699	(150,228)	9,296	14,041	(173,882)	(16,465)

②	For the three-month period ended June 30, 2017

(in millions of Won)	Finance income and costs
	Interest income (expense)		Gain and loss on valuation	Gain and loss on foreign currency	Gain and loss on disposal	Impairment loss	Others	Total	Other comprehensive income
Derivatives assets	~~W~~	—	(17,068)	—	50,662	—	—	33,594	—
Available-for-sale financial assets		14	—	—	96,690	(55,219)	27,252	68,737	187,349
Held-to-maturity financial assets		41	—	—	—	—	5	46	—
Loans and receivables		37,685	—	181,827	(7,253)	—	(129)	212,130	—
Financial liabilities at fair value through profit or loss		—	25,647	—	(51,697)	—	—	(26,050)	—
Financial liabilities measured at amortized cost		(159,810)	—	(206,006)	—	—	(5,015)	(370,831)	—

	~~W~~	(122,070)	8,579	(24,179)	88,402	(55,219)	22,113	(82,374)	187,349

(b)	Financial risk management

The Company is exposed to credit risk, liquidity risk and market risk arising from financial assets and liabilities. The Company’s financial risk management objectives and policies are consistent with those disclosed in the consolidated financial statements as of and for the year ended December 31, 2017.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2018

(Unaudited)

22.	Share Capital and Capital Surplus

(a)	Share capital as of June 30, 2018 and December 31, 2017 are as follows:

(Share, in Won)	June 30, 2018		December 31, 2017
Authorized shares		200,000,000	200,000,000
Par value	~~W~~	5,000	5,000
Issued shares(*1)		87,186,835	87,186,835
Shared capital(*2)	~~W~~	482,403,125,000	482,403,125,000

(*1)	As of June 30, 2018, total shares of ADRs of 36,898,912, outstanding in overseas stock market, are equivalent to 9,224,728 shares of common stock.

(*2)	As of June 30, 2018, the difference between the ending balance of common stock and the par value of issued common stock is ~~W~~46,469 million due to retirement of 9,293,790 treasury stocks.

(b)	Capital surplus as of June 30, 2018 and December 31, 2017 are as follows:

(in millions of Won)	June 30, 2018		December 31, 2017
Share premium	~~W~~	463,825	463,825
Gain on disposal of treasury shares		784,027	783,914
Other capital surplus		160,083	164,826

	~~W~~	1,407,935	1,412,565

(c)

POSCO Energy Co., Ltd., a subsidiary of the company, issued redeemable convertible preferred shares which are classified as non-controlling interests. The details of redeemable convertible preferred shares as of June 30, 2018 are as follows:

(Share, in Won)	Redeemable Convertible Preferred Shares
Issue date	February 25, 2017

Number of shares issued	8,643,193 shares

Price per share	~~W~~28,346

Voting rights	No voting rights for 3 years from issue date

Dividend rights	Comparative, Non-participating • Minimum dividend rate for 1~3 years : 3.98% • Minimum dividend rate after 4 years : Comparative rate + Issuance spread + 2%

Details about Redemption	Issuer can demand redemption of all or part of redeemable convertible preferred shares every year after the issue date, for a period of 10 years from the issue date.

Details about Conversion

Stockholders of redeemable convertible preferred shares can convert them to common shares from 3 years after the issue date to the end of the redemption period (10 years).

Conversion price is equal to issue price, which could be adjusted according to anti-dilution clause.

Redeemable convertible preferred stocks are classified as non-controlling interests in the consolidated financial statements since the issuer has a redemption right and can control the circumstances in which the entity can settle a variable quantity of equity instruments.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2018

(Unaudited)

23.	Hybrid Bonds

(a)	Hybrid bonds classified as equity as of June 30, 2018 and December 31, 2017 are as follows:

(in millions of Won)	Date of issue	Date of maturity	Interest rate (%)	June 30, 2018		December 31, 2017
Hybrid bond 1-1(*1)	—	—	—	~~W~~	—	800,000
Hybrid bond 1-2(*2)	2013-06-13	2043-06-13	4.60		200,000	200,000
Issuance cost					(616)	(3,081)

				~~W~~	199,384	996,919

(*1)	During the six-month period ended June 30, 2018, the Company exercised call option of the hybrid bond.

(*2)	Details of issuance of hybrid bonds as of June 30, 2018 are as follows:

Hybrid bond 1-2
Maturity date	30 years (POSCO has a right to extend the maturity date)

Interest rate

Issue date ~ 2023-06-12 : 4.6% Reset every 10 years as follows;

•  After 10 years: return on government bond (10 years) + 1.4%

•  After 10 years: additionally +0.25% according to Step-up clauses

•  After 30 years: additionally +0.75%

Interest payments condition	Quarterly (Optional deferral of interest payment is available to POSCO)

Others	POSCO can call the hybrid bond at year 10 and interest payment date afterwards

The hybrid bond holders’ preference in the event of liquidation is higher than the common stock holders, but lower than other creditors. The interest accumulated but not paid on the hybrid bonds as of June 30, 2018 amounts to ~~W~~454 million.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2018

(Unaudited)

(b)

POSCO ENERGY Co., Ltd., a subsidiary of the Company, issued hybrid bonds which are classified as non-controlling interests in the consolidated financial statements. Hybrid bonds as of June 30, 2018 and December 31, 2017 are as follows:

(in millions of Won)	Date of issue	Date of maturity	Interest rate (%)	June 30, 2018		December 31, 2017
Hybrid bond 1-1(*1)	2013-08-29	2043-08-29	4.66	~~W~~	165,000	165,000
Hybrid bond 1-2(*1)	2013-08-29	2043-08-29	4.72		165,000	165,000
Hybrid bond 1-3(*1)	2013-08-29	2043-08-29	4.72		30,000	30,000
Hybrid bond 1-4(*1)	2013-08-29	2043-08-29	5.21		140,000	140,000
Issuance cost					(1,532)	(1,532)

				~~W~~	498,468	498,468

(*1)	Details of hybrid bonds of POSCO ENERGY Co., Ltd. as of June 30, 2018 are as follows:

	Hybrid bond 1-1	Hybrid bond 1-2 and 1-3	Hybrid bond 1-4
Maturity date	30 years (The Company has a right to extend the maturity date)

Interest rate

Issue date ~ 2018-08-29 : 4.66%

Reset every 5 years as follows;

•  After 5 years: return on government bond (5 years) + 1.39%

•  After 10 years: additionally +0.25% according to Step-up clauses

•  After 25 years: additionally +0.75%

Issue date ~ 2018-08-29 : 4.72%

Reset every 5 years as follows;

•  After 5 years: return on government bond (5 years) + 1.45%

•  After 10 years: additionally +0.25% according to Step-up clauses

•  After 25 years: additionally +0.75%

Issue date ~ 2018-08-29 : 5.21% Reset every 10 years as follows;

•  After 10 years: return on government bond (10 years) + 1.55%

•  After 10 years: additionally + 0.25% according to Step-up clauses ·

•  After 30 years: additionally +0.75%

Interest payments condition	Quarterly (Optional deferral of interest payment is available to the Company but for hybrid bond 1-3, the Company pays every quarter (3/30, 6/30, 9/30, 12/30))

Others	The issuer can call the hybrid bond at year 5 and interest payment date afterwards		The issuer can call the hybrid bond at year 10 and interest payment date afterwards

The hybrid bond holders’ preference in the event of liquidation is higher than the common stock holders, but lower than other creditors. The interest accumulated but not paid on the hybrid bonds as of June 30, 2018 amounts to ~~W~~2,000 million.

24.	Reserves

Reserves as of June 30, 2018 and December 31, 2017 are as follows:

(in millions of Won)	June 30, 2018		December 31, 2017
Accumulated comprehensive loss of investments in associates and joint ventures	~~W~~	(503,035)	(516,528)
Changes in fair value of equity investments at fair value through other comprehensive income		(245,638)	—
Changes in unrealized fair value of available-for-sale investments		—	230,190
Foreign currency translation differences		(310,168)	(372,166)
Gains or losses on valuation of derivatives		(377)	(136)
Others		(22,963)	(23,916)

	~~W~~	(1,082,181)	(682,556)

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2018

(Unaudited)

25.	Treasury Shares

As of June 30, 2018, the Company holds 7,185,963 shares of treasury stock for price stabilization and others in accordance with the Board of Director’s resolution.

26.	Revenue

(a)	Disaggregation of revenue

1)	Details of revenue disaggregated by types of revenue and timing of revenue recognition for the six-month periods ended June 30, 2018 and 2017 were as follows:

①	For the six-month period ended June 30, 2018

(in millions of Won)	Steel		Trading	Construction	Others	Total
Types of revenue
Revenue from sales of goods	~~W~~	15,977,276	10,570,455	2,178	281,864	26,831,773
Revenue from services		282,155	312,228	37,843	1,093,961	1,726,187
Revenue from construction contract		—	—	3,121,562	24,969	3,146,531
Others		18,412	73,176	13,597	135,903	241,088

	~~W~~	16,277,843	10,955,859	3,175,180	1,536,697	31,945,579

Timing of revenue recognition
Revenue recognized a point in time	~~W~~	15,995,688	10,643,631	15,775	422,708	27,077,802
Revenue recognized over time		282,155	312,228	3,159,405	1,113,989	4,867,777

	~~W~~	16,277,843	10,955,859	3,175,180	1,536,697	31,945,579

②	For the six-month period ended June 30, 2017

(in millions of Won)	Steel		Trading	Construction	Others	Total
Types of revenue
Revenue from sales of goods	~~W~~	14,694,902	10,512,981	5,607	232,621	25,446,111
Revenue from services		47,589	19,798	24,135	985,274	1,076,796
Revenue from construction contract		—	—	3,275,225	13,393	3,288,618
Others		27,907	53,559	42,737	85,860	210,063

	~~W~~	14,770,398	10,586,338	3,347,704	1,317,148	30,021,588

Timing of revenue recognition
Revenue recognized a point in time	~~W~~	14,722,701	10,566,359	48,344	322,880	25,660,284
Revenue recognized over time		47,697	19,979	3,299,360	994,268	4,361,304

	~~W~~	14,770,398	10,586,338	3,347,704	1,317,148	30,021,588

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2018

(Unaudited)

2)	Details of revenue disaggregated by types of revenue and timing of revenue recognition for the three-month periods ended June 30, 2018 and 2017 were as follows:

①	For the three-month period ended June 30, 2018

(in millions of Won)	Steel		Trading	Construction	Others	Total
Types of revenue
Revenue from sales of goods	~~W~~	8,095,289	5,181,756	2,178	141,347	13,420,570
Revenue from services		137,200	180,069	12,024	525,601	854,894
Revenue from construction contract		—	—	1,670,414	9,042	1,679,456
Others		14,831	33,916	7,834	71,795	128,376

	~~W~~	8,247,320	5,395,741	1,692,450	747,785	16,083,296

Timing of revenue recognition
Revenue recognized a point in time	~~W~~	8,110,120	5,215,672	10,012	215,704	13,551,508
Revenue recognized over time		137,200	180,069	1,682,438	532,081	2,531,788

	~~W~~	8,247,320	5,395,741	1,692,450	747,785	16,083,296

②	For the three-month period ended June 30, 2017

(in millions of Won)	Steel		Trading	Construction	Others	Total
Types of revenue
Revenue from sales of goods	~~W~~	7,092,270	5,495,633	4,486	121,319	12,713,708
Revenue from services		14,202	10,266	11,783	432,968	469,219
Revenue from construction contract		—	—	1,644,869	6,169	1,651,038
Others		16,059	29,263	22,865	42,252	110,439

	~~W~~	7,122,531	5,535,162	1,684,003	602,708	14,944,404

Timing of revenue recognition
Revenue recognized a point in time	~~W~~	7,108,329	5,524,899	27,351	166,005	12,826,584
Revenue recognized over time		14,202	10,263	1,656,652	436,703	2,117,820

	~~W~~	7,122,531	5,535,162	1,684,003	602,708	14,944,404

(b)

Details of contract assets and liabilities from contracts with customers as of June 30, 2018 and January 1, 2018, initial application date of K-IFRS No. 1115 “Revenue from Contracts with Customers” and K-IFRS No. 1109 “Financial Instruments”, are as follows;

(in millions of Won)	June 30, 2018		The date of initial application (January 1, 2018)
Contract assets
Due from customers for contract work	~~W~~	718,097	737,782
Contract liabilities
Advance received		690,717	610,387
Due to customers for contract work		672,792	840,067
Unearned revenue		81,870	77,657

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2018

(Unaudited)

27.	Construction Contracts

(a)	Details of in-progress construction contracts as of June 30, 2018 and December 31, 2017 are as follows:

(in millions of Won)	June 30, 2018			December 31, 2017
	Construction segment		Others	Construction segment	Others
Accumulated cost	~~W~~	24,199,151	228,039	22,513,972	277,088
Accumulated construction profit		2,191,909	32,967	1,811,066	45,037
Accumulated construction loss		(921,030)	(10,159)	(704,234)	(14,359)
Accumulated construction revenue		25,470,030	250,847	23,620,804	307,766

(b)	Details of due from customers for contract work and due to customers for contract work related to construction as of June 30, 2018 and December 31, 2017 are as follows:

(in millions of Won)	June 30, 2018			December 31, 2017
	Construction segment		Others	Construction segment	Others
Due from customers for contract work	~~W~~	748,129	46,762	800,359	49,942
Due to customers for contract work		(641,191)	(31,601)	(780,052)	(41,823)

	~~W~~	106,938	15,161	20,307	8,119

(c)	Details of the provisions of construction loss as of June 30, 2018 and December 31, 2017 are as follows:

(in millions of Won)	June 30, 2018		December 31, 2017
Construction segment	~~W~~	38,279	66,442
Others		714	1,232

	~~W~~	38,993	67,674

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2018

(Unaudited)

(d)

Due to the factors causing the variation of costs for the six-month period ended June 30, 2018, the estimated total contract costs have changed. Details of changes in estimated total contract costs and the impact on profits or loss for the six-month period ended June 30, 2018 and future periods are as follows:

(in millions of Won)	Changes in estimated		Changes in profit (loss) of construction contract
	total contract costs		Net income	Future income (loss)	Total
Construction segment	~~W~~	154,383	17,107	87,349	104,456
Others		5,402	3,467	(1,152)	2,315

	~~W~~	159,785	20,574	86,197	106,771

The effect on the current and future profit is estimated based on the circumstances that have occurred from the commencement date of the contracts as of June 30, 2018. The estimation is evaluated for the total contract cost and expected total contract revenue as of the end of the period. Also, it may change during future periods.

(e)	Uncertainty of estimates

1)	Total contract revenues

Total contract revenues are measured based on contractual amount initially agreed. However, the contract revenues can increase due to additional contract work, claims and incentive payments in the course of construction, or decrease due to penalty when the completion of contract is delayed due to the Company’s fault. Therefore, this measurement of contract revenues is affected by the uncertainty of the occurrence of future events.

2)	Total contract costs

Construction revenues are recognized based on the percentage of completion, which is measured on the basis of the gross cost amount incurred to date. Total contract costs are estimated based on estimates of future material costs, labor costs, outsourcing cost and others. There is uncertainty in estimates on future contract costs due to various internal and external factors such as fluctuation of market, the risk of business partner and the experience of project performance and others. The significant assumptions including uncertainty of the estimate of total contract costs are as follows:

Method of significant assumption
Material cost	Assumption based on recent purchasing price and quoted market price
Labor cost	Assumption based on standard monthly and daily labor cost
Outsourcing cost	Assumption based on the past experience rate of similar project and market price

Management reviews the assumptions used in estimated contract costs at each reporting period end and adjusts them, if necessary.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2018

(Unaudited)

28.	Selling and Administrative Expenses

(a)	Other administrative expenses

Other administrative expenses for the three-month and six-month periods ended June 30, 2018 and 2017 were as follows:

(in millions of Won)	For the three-month periods ended June 30			For the six-month periods ended June 30
	2018		2017	2018	2017
Wages and salaries	~~W~~	190,601	175,978	407,539	385,271
Expenses related to post-employment benefits		16,356	16,452	37,158	38,858
Other employee benefits		48,276	38,807	96,087	79,400
Travel		10,827	10,236	20,094	19,074
Depreciation		27,423	22,997	51,603	47,019
Amortization		27,786	36,263	55,436	72,535
Communication		2,318	2,667	4,943	5,479
Electricity expenses		1,940	1,509	4,181	2,678
Taxes and public dues		23,933	23,242	38,997	43,565
Rental		15,935	17,374	34,380	33,710
Repairs		3,744	2,414	7,867	4,236
Entertainment		2,684	2,622	5,632	5,448
Advertising		29,439	34,622	59,800	58,427
Research & development		27,294	24,819	51,771	50,378
Service fees		40,046	44,742	79,258	95,930
Vehicles maintenance		2,239	2,063	4,182	4,191
Industry association fee		2,506	2,578	5,910	5,991
Conference		3,458	3,566	7,006	6,743
Increase to provisions		9,283	2,988	21,946	6,201
Others		11,164	8,190	21,553	15,160

	~~W~~	497,252	474,129	1,015,343	980,294

(b)	Selling expenses

Selling expenses for the three-month and six-month periods ended June 30, 2018 and 2017 were as follows:

(in millions of Won)	For the three-month periods ended June 30			For the six-month periods ended June 30
	2018		2017	2018	2017
Freight and custody expenses	~~W~~	349,912	336,647	683,166	665,574
Operating expenses for distribution center		2,634	2,507	5,178	5,113
Sales commissions		17,265	14,438	30,138	28,383
Sales advertising		482	821	1,043	1,142
Sales promotion		3,238	3,038	6,375	5,537
Sample		840	484	1,470	1,007
Sales insurance premium		9,178	8,858	19,180	17,799
Contract cost		4,919	12,083	4,995	12,681
Others		3,000	4,874	6,731	7,471

	~~W~~	391,468	383,750	758,276	744,707

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2018

(Unaudited)

29. Finance Income and Costs

Details of finance income and costs for the three-month and six-month periods ended June 30, 2018 and 2017 were as follows:

(in millions of Won)	For the three-month periods ended June 30			For the six-month periods ended June 30
	2018		2017	2018	2017
Finance income
Interest income(*1)	~~W~~	85,106	37,740	156,955	78,159
Dividend income		11,738	27,252	44,236	69,265
Gain on foreign currency transactions		155,132	176,347	325,458	396,875
Gain on foreign currency translations		248,562	(136,064)	333,458	289,465
Gain on derivatives transactions		70,001	51,848	98,451	109,857
Gain on valuations of derivatives		55,556	(23,609)	114,981	65,523
Gain on disposals of available-for-sale investments		—	97,114	—	97,114
Gain on disposals of financial assets at fair value through profit or loss		988	—	6,390	—
Gain on valuations of financial assets at fair value through profit or loss		3,739	—	4,267	—
Others		2,810	1,804	5,923	6,378

	~~W~~	633,632	232,432	1,090,119	1,112,636

Finance costs
Interest expenses	~~W~~	175,796	159,810	337,656	328,419
Loss on foreign currency transactions		198,872	177,289	324,892	392,852
Loss on foreign currency translations		355,050	(112,827)	472,889	192,569
Loss on derivatives transactions		49,781	52,880	97,507	107,058
Loss on valuation of derivatives		13,934	(32,188)	62,894	146,220
Loss on disposal of trade accounts and notes receivable		10,941	7,254	21,796	17,331
Impairment losses on available-for-sale investments		—	55,219	—	59,178
Loss on disposals of financial assets at fair value through profit or loss		971	—	974	—
Loss on valuations of financial assets at fair value through profit or loss		1,662	—	4,373	—
Others		507	7,369	3,822	18,259

	~~W~~	807,514	314,806	1,326,803	1,261,886

(*1)	Interest income calculated using the effective interest method for the six-month periods ended June 30, 2018 and 2017 were ~~W~~87,721 million and ~~W~~45,877 million, respectively.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2018

(Unaudited)

30. Other Non-Operating Income and Expenses

Details of other non-operating income and expenses for the three-month and six-month periods ended June 30, 2018 and 2017 were as follows:

(in millions of Won)	For the three-month periods ended June 30			For the six-month periods ended June 30
	2018		2017	2018	2017
Other non-operating income
Gain on disposals of investments in subsidiaries, associates and joint ventures	~~W~~	44,399	5,310	44,399	54,981
Gain on disposals of property, plant and equipment		17,284	13,448	21,089	18,619
Gain on disposals of intangible assets		70,811	15,480	101,383	21,990
Gain on valuation of firm commitment		22,768	—	26,962	—
Gain on insurance proceeds		2,278	813	2,463	1,606
Others(*1)		108,589	10,532	130,789	26,824

	~~W~~	266,129	45,583	327,085	124,020

Other non-operating expenses
Impairment losses on assets held for sale	~~W~~	46,896	—	46,896	—
Loss on disposals of investments in subsidiaries, associates and joint ventures		2,970	831	3,405	20,319
Loss on disposals of property, plant and equipment		46,862	46,810	59,072	78,069
Impairment losses on property, plant and equipment		648	632	18,870	7,573
Impairment losses on intangible assets		37	20,343	1,763	20,365
Increase to provisions		74,359	(1,449)	74,642	1,468
Loss on valuation of firm commitment		3,270	—	18,695	—
Donations		8,149	933	24,983	17,457
Idle tangible assets expenses		2,190	3,673	4,402	5,927
Others(*2)		166,296	22,845	193,837	43,461

	~~W~~	351,677	94,618	446,565	194,639

(*1)

During the six-month period ended June 30, 2018, the Company recognized ~~W~~41,137 million of tax refund including corporate tax due to the consequences of appeal to tax tribunal against tax investigation as non-operating income.

(*2)	During the six-month period ended June 30, 2018, the Company recognized ~~W~~161,772 million of additional taxes imposed about value added tax related to imported LNG as non-operating expense.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2018

(Unaudited)

31.	Expenses by Nature

Expenses that are recorded by nature as cost of sales, selling and administrative expenses, impairment loss on other receivables and other non-operating expenses in the statements of comprehensive income for the three-month and six-month periods ended June 30, 2018 and 2017 were as follows (excluding finance costs and income tax expense):

(in millions of Won)	For the three-month periods ended June 30			For the six-month periods ended June 30
	2018		2017	2018	2017
Raw material used, changes in inventories and others	~~W~~	9,418,496	8,603,259	18,679,280	17,257,508
Employee benefits expenses		830,316	826,322	1,765,280	1,652,577
Outsourced processing cost		1,855,777	1,732,835	3,483,406	3,325,416
Electricity expenses		232,293	222,186	463,422	468,320
Depreciation(*1)		723,262	709,212	1,436,644	1,440,457
Amortization		95,580	99,565	204,435	202,146
Freight and custody expenses		349,912	336,647	683,166	665,574
Sales commissions		17,265	14,438	30,138	28,383
Loss on disposal of property, plant and equipment		46,862	46,810	59,072	78,069
Impairment losses on property, plant and equipment		648	632	18,870	7,573
Impairment losses on intangible assets		37	20,343	1,763	20,365
Donations		8,149	933	24,983	17,457
Other expenses		1,615,281	1,456,638	2,815,542	2,741,339

	~~W~~	15,193,878	14,069,820	29,666,001	27,905,184

(*1)	Includes depreciation expense of investment property.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2018

(Unaudited)

32.	Income Taxes

The effective tax rates of the Company for the six-month periods ended June 30, 2018 and 2017 were 31.03% and 28.19%, respectively.

33.	Earnings per Share

Basic and diluted earnings per share for the three-month and six-month periods ended June 30, 2018 and 2017 were as follows:

(in Won except per share information)	For the three-month periods ended June 30			For the six-month periods ended June 30
	2018		2017	2018	2017
Profit attributable to controlling interest	~~W~~	545,018,257,951	512,808,767,975	1,538,534,272,921	1,363,737,028,037
Interests of hybrid bonds		(6,650,931,505)	(7,877,385,203)	(14,358,575,340)	(16,298,038,354)
Weighted-average number of common shares outstanding (*1)		80,000,630	79,998,476	80,000,147	79,998,084

Basic and diluted earnings per share	~~W~~	6,730	6,312	19,052	16,843

(*1)	The weighted-average number of common shares used to calculate basic and diluted earnings per share are as follows:

	For the three-month periods ended June 30			For the six-month periods ended June 30
(Share)	2018		2017	2018	2017
Total number of common shares issued	~~W~~	87,186,835	87,186,835	87,186,835	87,186,835
Weighted-average number of treasury shares		(7,186,205)	(7,188,359)	(7,186,688)	(7,188,751)

Weighted-average number of common shares outstanding	~~W~~	80,000,630	79,998,476	80,000,147	79,998,084

Since there were no potential shares of common stock which had dilutive effects as of June 30, 2018 and 2017, diluted earnings per share is equal to basic earnings per share.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2018

(Unaudited)

34.	Related Party Transactions

(a)	Significant transactions between the controlling company and related companies for the six-month periods ended June 30, 2018 and 2017 were as follows:

1)	For the six-month period ended June 30, 2018

(in millions of Won)	Sales and others(*1)			Purchase and others(*2)
	Sales		Others	Purchase of material	Purchase of fixed assets	Outsourced processing cost	Others
Subsidiaries(*3)
POSCO ENGINEERING & CONSTRUCTION CO.,LTD.	~~W~~	4,967	63	—	139,725	9	23,205
POSCO COATED & COLOR STEEL Co., Ltd.		227,199	2,724	—	—	4,218	664
POSCO ICT(*4)		1,319	7,475	—	137,368	16,173	95,168
eNtoB Corporation		5	60	175,914	8,347	58	12,292
POSCO CHEMTECH		200,582	23,081	259,624	15,978	155,550	601
POSCO ENERGY CO., LTD.		95,908	702	—	—	—	—
POSCO DAEWOO Corporation		2,892,020	38,859	343,617	—	29,378	675
POSCO Thainox Public Company Limited		140,624	5,249	5,452	—	—	—
POSCO America Corporation		135,136	—	—	—	—	947
POSCO Canada Ltd.		190	882	128,164	—	—	—
POSCO Asia Co., Ltd.		951,799	162	236,375	535	1,325	1,884
Qingdao Pohang Stainless Steel Co., Ltd.		87,177	7	—	—	—	5
POSCO JAPAN Co., Ltd.		693,432	6	11,717	1,709	—	1,493
POSCO-VIETNAM Co., Ltd.		163,916	21	—	—	—	8
POSCO MEXICO S.A. DE C.V.		146,389	37	—	—	—	—
POSCO Maharashtra Steel Private Limited		268,909	349	—	—	—	86
POSCO(Suzhou) Automotive Processing Center Co., Ltd.		112,256	—	—	—	—	5
Others(*5)		578,854	20,540	145,626	11,014	128,471	62,924

		6,700,682	100,217	1,306,489	314,676	335,182	199,957

Associates and joint ventures(*3)
POSCO PLANTEC Co., Ltd.		5,268	108	1,632	75,575	10,509	4,783
SNNC		2,467	602	243,010	—	—	5
POSCO-SAMSUNG-Slovakia Processing Center		28,513	—	—	—	—	—
Roy Hill Holdings Pty Ltd		—	—	408,815	—	—	—
Others		5,107	45,128	35,823	—	—	5

		41,355	45,838	689,280	75,575	10,509	4,793

	~~W~~	6,742,037	146,055	1,995,769	390,251	345,691	204,750

(*1)	Sales and others mainly consist of sales of steel products to subsidiaries, associates and joint ventures.
(*2)	Purchases and others mainly consist of subsidiaries’ purchases of construction services and purchases of raw materials to manufacture steel products.
(*3)	As of June 30, 2018, the Company provided guarantees to related parties (Note 35).
(*4)	Others (purchase) mainly consist of service fees related to maintenance and repair of ERP System.
(*5)

During the six-month period ended June 30, 2018, the Company made loans of W2,950 million to Suncheon Eco Trans Co., Ltd., a subsidiary of the Company. As of June 30, 2018, corresponding amounts of those loans were recorded as allowance for doubtful accounts.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2018

(Unaudited)

2)	For the six-month period ended June 30, 2017

(in millions of Won)	Sales and others			Purchase and others
	Sales		Others	Purchase of material	Purchase of fixed assets	Outsourced processing cost	Others
Subsidiaries
POSCO ENGINEERING & CONSTRUCTION CO.,LTD.	~~W~~	1,778	44	—	80,775	—	4,528
POSCO Processing&Service		298,781	1	113,628	4,595	8,309	404
POSCO COATED & COLOR STEEL Co., Ltd.		205,803	3,533	—	—	5,165	22
POSCO ICT		791	5,077	—	145,916	13,894	86,413
eNtoB Corporation		1	30	155,121	1,502	17	13,138
POSCO CHEMTECH		173,162	21,064	231,609	15,721	141,196	6,259
POSCO ENERGY CO., LTD.		83,310	698	—	—	—	—
POSCO DAEWOO Corporation		2,458,294	35,155	211,854	221	16,755	1,249
POSCO Thainox Public Company Limited		109,055	9,780	6,130	—	—	—
POSCO America Corporation		203,013	—	90	—	—	75
POSCO Canada Ltd.		218	349	142,566	—	—	—
POSCO Asia Co., Ltd.		1,000,653	610	232,150	194	764	1,575
Qingdao Pohang Stainless Steel Co., Ltd.		81,685	—	—	—	—	28
POSCO JAPAN Co., Ltd.		754,062	—	13,481	—	—	739
POSCO MEXICO S.A. DE C.V.		176,937	—	—	—	—	—
POSCO Maharashtra Steel Private Limited		219,889	—	—	—	—	32
POSCO(Suzhou) Automotive Processing Center Co., Ltd.		100,616	—	—	—	—	—
Others		563,923	7,039	137,576	16,730	115,190	49,604

		6,431,971	83,380	1,244,205	265,654	301,290	164,066

Associates and joint ventures
POSCO PLANTEC Co., Ltd.		453	46	3,742	202,905	10,333	15,965
SNNC		2,657	284	244,116	—	—	1
POSCO-SAMSUNG-Slovakia Processing Center		23,459	—	—	—	—	—
Roy Hill Holdings Pty Ltd		—	—	362,734	—	—	—
CSP - Compania Siderurgica do Pecem		—	—	150,097	—	—	—
Others		6,871	39,846	44,626	—	—	1

		33,440	40,176	805,315	202,905	10,333	15,967

	~~W~~	6,465,411	123,556	2,049,520	468,559	311,623	180,033

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2018

(Unaudited)

(b)	Significant transactions between the controlling company and related companies for the three-month periods ended June 30, 2018 and 2017 were as follows:

1)	For the three-month period ended June 30, 2018

(in millions of Won)	Sales and others			Purchase and others
	Sales		Others	Purchase of material	Purchase of fixed assets	Outsourced processing cost	Others
Subsidiaries
POSCO ENGINEERING & CONSTRUCTION CO., LTD.	~~W~~	4,205	10	—	81,019	—	13,917
POSCO COATED & COLOR STEEL Co., Ltd.		116,447	164	—	—	2,626	475
POSCO ICT		671	1	—	66,547	8,086	46,321
eNtoB Corporation		4	—	90,057	5,001	13	6,479
POSCO CHEMTECH		102,349	5,406	127,033	10,291	78,268	453
POSCO ENERGY CO., LTD.		43,813	333	—	—	—	—
POSCO DAEWOO Corporation		1,429,416	7	155,339	—	15,483	353
POSCO Thainox Public Company Limited		74,649	5,249	2,255	—	—	—
POSCO America Corporation		71,770	—	—	—	—	61
POSCO Canada Ltd.		190	564	58,158	—	—	—
POSCO Asia Co., Ltd.		455,936	21	148,374	232	423	1,012
Qingdao Pohang Stainless Steel Co., Ltd.		43,146	—	—	—	—	—
POSCO JAPAN Co., Ltd.		343,676	6	5,743	984	—	499
POSCO-VIETNAM Co., Ltd.		75,630	8	—	—	—	—
POSCO MEXICO S.A. DE C.V.		81,299	20	—	—	—	—
POSCO Maharashtra Steel Private Limited		134,136	140	—	—	—	56
POSCO(Suzhou) Automotive Processing Center Co., Ltd.		45,102	—	—	—	—	—
Others		279,009	12,612	86,258	5,843	63,203	35,253

		3,301,448	24,541	673,217	169,917	168,102	104,879

Associates and joint ventures
POSCO PLANTEC Co., Ltd.		4,932	28	718	47,532	4,751	2,635
SNNC		1,259	180	109,397	—	—	—
POSCO-SAMSUNG-Slovakia Processing Center		10,275	—	—	—	—	—
Roy Hill Holdings Pty Ltd		—	—	217,358	—	—	—
Others		2,388	35,397	18,845	—	—	—

		18,854	35,605	346,318	47,532	4,751	2,635

	~~W~~	3,320,302	60,146	1,019,535	217,449	172,853	107,514

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2018

(Unaudited)

2)	For the three-month period ended June 30, 2017

(in millions of Won)	Sales and others			Purchase and others
	Sales		Others	Purchase of material	Purchase of fixed assets	Outsourced processing cost	Others
Subsidiaries
POSCO ENGINEERING & CONSTRUCTION CO.,LTD.	~~W~~	1,007	16	—	42,821	—	142
POSCO COATED & COLOR STEEL Co., Ltd.		100,614	119	—	—	2,702	—
POSCO ICT		490	7	—	100,638	6,994	42,033
eNtoB Corporation		1	—	75,597	183	7	7,973
POSCO CHEMTECH		90,575	5,464	116,066	12,567	70,148	628
POSCO ENERGY CO., LTD.		39,855	331	—	—	—	—
POSCO DAEWOO Corporation		1,425,056	—	141,381	192	12,385	647
POSCO Thainox Public Company Limited		56,888	9,780	2,914	—	—	—
POSCO America Corporation		103,168	—	90	—	—	39
POSCO Canada Ltd.		218	320	82,568	—	—	—
POSCO Asia Co., Ltd.		475,664	54	164,589	—	573	598
Qingdao Pohang Stainless Steel Co., Ltd.		44,833	—	—	—	—	2
POSCO JAPAN Co., Ltd.		398,464	—	7,117	—	—	499
POSCO MEXICO S.A. DE C.V.		96,387	—	—	—	—	—
POSCO Maharashtra Steel Private Limited		123,505	—	—	—	—	11
POSCO(Suzhou) Automotive Processing Center Co., Ltd.		44,747	—	—	—	—	—
Others		274,699	635	93,722	5,418	57,750	26,114

		3,276,171	16,726	684,044	161,819	150,559	78,686

Associates and joint ventures
POSCO PLANTEC Co., Ltd.		350	5	2,955	108,239	5,299	6,249
SNNC		1,390	133	122,307	—	—	—
POSCO-SAMSUNG-Slovakia Processing Center		10,483	—	—	—	—	—
Roy Hill Holdings Pty Ltd		—	—	206,485	—	—	—
CSP - Compania Siderurgica do Pecem		—	—	73,156	—	—	—
Others		3,058	27,402	20,895	—	—	—

		15,281	27,540	425,798	108,239	5,299	6,249

	~~W~~	3,291,452	44,266	1,109,842	270,058	155,858	84,935

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2018

(Unaudited)

(c)	The related account balances of significant transactions between the controlling company and related companies as of June 30, 2018 and December 31, 2017 are as follows:

1)	June 30, 2018

(in millions of Won)	Receivables				Payables
	Trade accounts and notes receivable		Others	Total	Trade accounts and notes payable	Accounts payable	Others	Total
Subsidiaries
POSCO ENGINEERING & CONSTRUCTION CO.,LTD.	~~W~~	1	2,589	2,590	—	34,854	485	35,339
POSCO COATED & COLOR STEEL Co., Ltd.		54,928	508	55,436	—	5	1,383	1,388
POSCO ICT		—	113	113	1,059	58,484	8,470	68,013
eNtoB Corporation		—	—	—	6,235	30,281	—	36,516
POSCO CHEMTECH		67,837	3,617	71,454	18,512	53,745	17,521	89,778
POSCO ENERGY CO., LTD.		28,440	886	29,326	—	—	1,425	1,425
POSCO DAEWOO Corporation		473,524	1,521	475,045	7,860	5,791	6,139	19,790
POSCO Thainox Public Company Limited		74,662	—	74,662	672	—	—	672
POSCO America Corporation		20,761	—	20,761	—	—	—	—
POSCO Asia Co., Ltd.		459,630	595	460,225	3,611	—	—	3,611
Qingdao Pohang Stainless Steel Co., Ltd.		28,677	—	28,677	—	—	—	—
POSCO MEXICO S.A. DE C.V.		107,616	569	108,185	—	—	—	—
POSCO Maharashtra Steel Private Limited		375,963	3,934	379,897	—	—	—	—
Others		421,989	52,259	474,248	22,671	26,570	82,346	131,587

		2,114,028	66,591	2,180,619	60,620	209,730	117,769	388,119

Associates and joint ventures
POSCO PLANTEC Co., Ltd.		5,038	1	5,039	2,575	12,842	36	15,453
SNNC		467	53	520	25,065	—	—	25,065
Roy Hill Holdings Pty Ltd		—	—	—	11,790	31	—	11,821
Others		7,326	18,829	26,155	141	—	—	141

		12,831	18,883	31,714	39,571	12,873	36	52,480

	~~W~~	2,126,859	85,474	2,212,333	100,191	222,603	117,805	440,599

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2018

(Unaudited)

2)	December 31, 2017

(in millions of Won)	Receivables				Payables
	Trade accounts and notes receivable		Others	Total	Trade accounts and notes payable	Accounts payable	Others	Total
Subsidiaries
POSCO ENGINEERING & CONSTRUCTION CO., LTD.	~~W~~	2	2,908	2,910	—	21,965	674	22,639
POSCO COATED & COLOR STEEL Co., Ltd.		58,184	324	58,508	—	5	504	509
POSCO ICT		55	217	272	1,458	72,586	27,009	101,053
eNtoB Corporation		—	—	—	12,252	31,899	20	44,171
POSCO CHEMTECH		61,810	3,589	65,399	51,774	20,313	17,568	89,655
POSCO ENERGY CO., LTD.		33,239	1,673	34,912	—	—	1,425	1,425
POSCO DAEWOO Corporation		483,915	12,739	496,654	10,213	2,145	5,794	18,152
POSCO Thainox Public Company Limited		57,826	—	57,826	1,204	—	—	1,204
POSCO America Corporation		5,365	—	5,365	—	—	—	—
POSCO Asia Co., Ltd.		404,857	541	405,398	9,811	24	—	9,835
Qingdao Pohang Stainless Steel Co., Ltd.		31,693	—	31,693	—	—	—	—
POSCO MEXICO S.A. DE C.V.		55,695	530	56,225	—	—	—	—
POSCO Maharashtra Steel Private Limited		392,630	5,733	398,363	—	—	—	—
Others		384,385	49,403	433,788	15,038	59,575	31,118	105,731

		1,969,656	77,657	2,047,313	101,750	208,512	84,112	394,374

Associates and jointventures
POSCO PLANTEC Co., Ltd.		1,946	9	1,955	3,842	15,723	—	19,565
SNNC		648	61	709	49,506	3	—	49,509
Others		8,350	904	9,254	824	—	—	824

		10,944	974	11,918	54,172	15,726	—	69,898

	~~W~~	1,980,600	78,631	2,059,231	155,922	224,238	84,112	464,272

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2018

(Unaudited)

(d)	Significant transactions between the Company, excluding the controlling company, and related companies for the six-month periods ended June 30, 2018 and 2017 were as follows:

1)	For the six-month period ended June 30, 2018

(in millions of Won)	Sales and others			Purchase and others
	Sales		Others	Purchase of material	Others
Associates and joint ventures
POSCO PLANTEC Co., Ltd.	~~W~~	7,748	—	47	7,532
New Songdo International City Development, LLC		26,106	21,291	—	12
SNNC		37,972	—	4,770	16,826
Chuncheon Energy Co., Ltd.		20,349	—	—	—
Noeul Green Energy Co., Ltd.		3,121	—	—	—
VSC POSCO Steel Corporation		12,235	—	1,399	15
USS-POSCO Industries		—	—	1,172	—
CSP - Compania Siderurgica do Pecem		117,476	6,526	59,572	21,540
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd		25,226	—	38,135	—
LLP POSUK Titanium		—	—	747	—
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.		—	—	5,433	—
POS-SEAHSTEELWIRE(TIANJIN)CO.,Ltd		7,212	—	—	—
PT. Batutua Tembaga Raya		—	—	5,119	—
POSCO SeAH Steel Wire(Nantong) Co., Ltd.		16,138	—	119	—
Sebang Steel		—	—	8,683	14
DMSA/AMSA		—	—	19,940	587
South-East Asia Gas Pipeline Company Ltd.		—	28,583	—	—
Others		143,016	28,622	8,029	27,165

	~~W~~	416,599	85,022	153,165	73,691

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2018

(Unaudited)

2)	For the six-month period ended June 30, 2017

(in millions of Won)	Sales and others			Purchase and others
	Sales		Others	Purchase of material	Others
Associates and joint ventures
POSCO PLANTEC Co., Ltd.	~~W~~	11,759	—	19	2,876
New Songdo International City Development, LLC		129,840	—	—	30
SNNC		15,352	—	—	2,603
Chuncheon Energy Co., Ltd.		53,496	5	—	—
Noeul Green Energy Co., Ltd.		6,083	—	—	1,119
VSC POSCO Steel Corporation		13,177	—	95	—
USS-POSCO Industries		7,430	54	1,089	—
CSP - Compania Siderurgica do Pecem		69,290	—	—	—
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd		25,100	—	28,044	—
LLP POSUK Titanium		—	—	3,972	—
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.		2	—	9,490	—
POS-SEAHSTEELWIRE(TIANJIN)CO.,Ltd		12,168	—	—	—
PT. Batutua Tembaga Raya		—	—	8,650	—
POSCO SeAH Steel Wire(Nantong) Co., Ltd.		17,886	—	74	—
Zhangjiagang Pohang Refractories Co., Ltd.		—	—	86	1,429
Sebang Steel		441	—	13,229	—
SHANGHAI WAIGAOQIAO FREE TRADE ZONE LANSHENG DAEWOO IN’L TRADING CO., LTD.		43,764	—	—	—
DMSA/AMSA		—	—	22,019	—
South-East Asia Gas Pipeline Company Ltd.		—	34,541	—	—
Others		132,398	21,836	9,721	4,189

	~~W~~	538,186	56,436	96,488	12,246

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2018

(Unaudited)

(e)	Significant transactions between the Company, excluding the controlling company, and related companies for the three-month periods ended June 30, 2018 and 2017 were as follows:

1)	For the three-month period ended June 30, 2018

(in millions of Won)	Sales and others			Purchase and others
	Sales		Others	Purchase of material	Others
Associates and joint ventures
POSCO PLANTEC Co., Ltd.	~~W~~	3,661	—	15	6,302
New Songdo International City Development, LLC		2,675	11,697	—	7
SNNC		14,882	—	268	11,957
Chuncheon Energy Co., Ltd.		74	—	—	—
Noeul Green Energy Co., Ltd.		1,622	—	—	—
VSC POSCO Steel Corporation		5,568	—	220	15
USS-POSCO Industries		—	—	656	—
CSP - Compania Siderurgica do Pecem		74,644	6,526	35,563	6,067
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd		12,382	—	23,506	—
LLP POSUK Titanium		—	—	329	—
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.		—	—	2,743	—
POS-SEAHSTEELWIRE(TIANJIN)CO.,Ltd		4,038	—	—	—
PT. Batutua Tembaga Raya		—	—	2,928	—
POSCO SeAH Steel Wire(Nantong) Co., Ltd.		5,805	—	61	—
Sebang Steel		—	—	2,410	14
DMSA/AMSA		—	—	10,518	587
South-East Asia Gas Pipeline Company Ltd.		—	5,475	—	—
Others		81,280	20,970	4,797	25,432

	~~W~~	206,631	44,668	84,014	50,381

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2018

(Unaudited)

2)	For the three-month period ended June 30, 2017

(in millions of Won)	Sales and others			Purchase and others
	Sales		Others	Purchase of material	Others
Associates and joint ventures
POSCO PLANTEC Co., Ltd.	~~W~~	4,684	—	10	1,803
New Songdo International City Development, LLC		72,483	—	—	19
SNNC		3,004	—	—	870
Chuncheon Energy Co., Ltd.		20,989	5	—	—
Noeul Green Energy Co., Ltd.		4,308	—	—	813
VSC POSCO Steel Corporation		2,000	—	13	—
USS-POSCO Industries		—	7	659	—
CSP - Compania Siderurgica do Pecem		28,809	—	—	—
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd		10,679	—	14,391	—
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.		2	—	3,705	—
POS-SEAHSTEELWIRE(TIANJIN)CO.,Ltd		4,856	—	—	—
PT. Batutua Tembaga Raya		—	—	5,939	—
POSCO SeAH Steel Wire(Nantong) Co., Ltd.		7,015	—	52	—
Zhangjiagang Pohang Refractories Co., Ltd.		—	—	40	568
Sebang Steel		441	—	6,269	—
SHANGHAI WAIGAOQIAO FREE TRADE ZONE LANSHENG DAEWOO IN’L TRADING CO., LTD.		192	—	—	—
DMSA/AMSA		—	—	9,273	—
South-East Asia Gas Pipeline Company Ltd.		—	15,093	—	—
Others		109,676	18,170	5,941	3,318

	~~W~~	269,138	33,275	46,292	7,391

(f)	The related account balances of significant transactions between the Company, excluding the controlling company, and related companies as of June 30, 2018 and December 31, 2017 are as follows:

1)	June 30, 2018

(in millions of Won)	Receivables					Payables
	Trade accounts and notes receivable		Loans	Others	Total	Trade accounts and notes payable	Others	Total
Associates and joint ventures
POSCO PLANTEC Co., Ltd.	~~W~~	4,646	—	5	4,651	6,964	8	6,972
New Songdo International City Development, LLC		510,163	279,062	19,383	808,608	—	1	1
Chuncheon Energy Co., Ltd.		55	—	—	55	—	7,149	7,149
VSC POSCO Steel Corporation		6,367	—	—	6,367	178	—	178
USS-POSCO Industries		—	—	—	—	201	—	201
Nickel Mining Company SAS		—	60,497	116	60,613	—	—	—
CSP - Compania Siderurgica do Pecem		408,610	—	16,475	425,085	10,224	18,325	28,549
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd		12,880	—	6	12,886	2,470	—	2,470
PT. Batutua Tembaga Raya		—	31,250	—	31,250	—	—	—
POSCO SeAH Steel Wire(Nantong) Co., Ltd.		5,659	4,487	35	10,181	—	74	74
SHANGHAI WAIGAOQIAO FREE TRADE ZONE LANSHENG DAEWOO IN’L TRADING CO., LTD.		710	—	—	710	—	550	550
DMSA/AMSA		—	69,448	2,436	71,884	—	—	—
South-East Asia Gas Pipeline Company Ltd.		—	216,197	—	216,197	—	—	—
Others		90,383	139,848	17,960	248,191	6,748	14,009	20,757

	~~W~~	1,039,473	800,789	56,416	1,896,678	26,785	40,116	66,901

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2018

(Unaudited)

2)	December 31, 2017

(in millions of Won)	Receivables					Payables
	Trade accounts and notes receivable		Loans	Others	Total	Trade accounts and notes receivable	Others	Total
Associates and joint ventures
POSCO PLANTEC Co., Ltd.	~~W~~	2,287	—	5	2,292	3,442	5,595	9,037
New Songdo International City Development, LLC		484,038	282,775	1,696	768,509	—	7,146	7,146
Chuncheon Energy Co., Ltd.		—	—	21	21	—	9,617	9,617
VSC POSCO Steel Corporation		16	—	—	16	17	—	17
USS-POSCO Industries		—	—	4	4	—	—	—
Nickel Mining Company SAS		—	59,668	118	59,786	—	—	—
CSP - Compania Siderurgica do Pecem		380,180	—	13,443	393,623	—	29,700	29,700
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd		2,108	5,357	6	7,471	2,449	—	2,449
PT. Batutua Tembaga Raya		24	29,048	—	29,072	—	—	—
POSCO SeAH Steel Wire(Nantong) Co., Ltd.		8,067	5,357	32	13,456	107	—	107
SHANGHAI WAIGAOQIAO FREE TRADE ZONE LANSHENG DAEWOO IN’L TRADING CO., LTD.		715	—	—	715	—	526	526
DMSA/AMSA		—	69,713	4,443	74,156	—	—	—
South-East Asia Gas Pipeline Company Ltd.		—	229,880	—	229,880	—	—	—
Others		134,397	134,506	6,885	275,788	1,856	2,005	3,861

	~~W~~	1,011,832	816,304	26,653	1,854,789	7,871	54,589	62,460

(g)

Significant financial transactions between the Company, excluding the controlling company, and related companies for the six-month period ended June 30, 2018 and the year ended December 31, 2017 were as follows:

1)	June 30, 2018

(in millions of Won)	Beginning		Lend	Collect	Others(*2)	Ending
Associates and joint ventures
New Songdo International City Development, LLC	~~W~~	282,775	150	(3,714)	(149)	279,062
Gail International Korea, LLC		2,000	2,500	—	—	4,500
UITrans LRT Co., Ltd.		—	2,253	—	—	2,253
DMSA/AMSA(*1)		69,713	6,606	(342)	(6,529)	69,448
South-East Asia Gas Pipeline Company Ltd.		229,880	—	(23,988)	10,305	216,197
PT. Batutua Tembaga Raya		29,048	—	—	2,202	31,250
PT. Tanggamus Electric Power		3,197	1,042	—	199	4,438
PT. Wampu Electric Power		5,107	—	—	240	5,347
PT. POSMI Steel Indonesia		4,286	—	(1,482)	—	2,804
Nickel Mining Company SAS		59,668	—	—	829	60,497
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd		5,357	—	(5,357)	—	—
KRAKATAU POS-CHEM DONG-SUH CHEMICAL		6,428	—	—	302	6,730
POSCO SeAH Steel Wire(Nantong) Co., Ltd.		5,357	—	(870)	—	4,487
POS-SeaAH Steel Wire (Thailand) Co., Ltd.		6,428	—	—	302	6,730
AMCI (WA) PTY LTD		92,061	1,592	—	(1,190)	92,463
POS-AUSTEM YANTAI AUTOMOTIVE CO.,LTD		5,357	—	—	252	5,609
POS-AUSTEM WUHAN AUTOMOTIVE CO.,LTD		8,571	—	—	403	8,974
SAMHWAN VINA CO., LTD		1,071	—	(1,071)	—	—

	~~W~~	816,304	14,143	(36,824)	7,166	800,789

(*1)	During the six-month period ended June 30, 2018, loans amounting to ~~W~~9,820 million have been converted to shares of DMSA/AMSA, and its amount is included in others.
(*2)	Includes adjustments of foreign currency translation differences and others.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2018

(Unaudited)

2)	December 31, 2017

(in millions of Won)	Beginning		Lend	Collect	Others(*4)	Ending
Associates and jointventures
METAPOLIS Co.,Ltd.(*1)	~~W~~	13,270	—	—	(13,270)	—
New Songdo International City Development, LLC		—	484,644	(201,869)	—	282,775
Gail International Korea, LLC		—	2,000	—	—	2,000
DMSA/AMSA(*2)		90,638	2,956	—	(23,881)	69,713
South-East Asia Gas Pipeline Company Ltd.		276,605	28,967	(46,252)	(29,440)	229,880
PT. Batutua Tembaga Raya		38,120	—	—	(9,072)	29,048
PT. Tanggamus Electric Power		3,606	—	—	(409)	3,197
PT. Wampu Electric Power		5,761	—	—	(654)	5,107
PT. POSMI Steel Indonesia		4,834	—	—	(548)	4,286
Nickel Mining Company SAS		60,425	—	—	(757)	59,668
AN KHANH NEW CITY DEVELOPMENT J.V CO., LTD.(*1)		60,425	—	—	(60,425)	—
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd		6,647	—	(577)	(713)	5,357
KRAKATAU POS-CHEM DONG-SUH CHEMICAL		7,251	—	—	(823)	6,428
Hamparan Mulya		3,626	—	(3,626)	—	—
POS-SEAHSTEELWIRE (TIANJIN)CO.,Ltd		5,438	—	(5,438)	—	—
POSCO SeAH Steel Wire(Nantong) Co., Ltd.		8,460	—	(2,262)	(841)	5,357
POS-SeAH Steel Wire (Thailand) Co., Ltd.		7,251	—	(1,142)	319	6,428
AMCI (WA) PTY LTD		91,775	4,327	—	(4,041)	92,061
POS-AUSTEM YANTAI AUTOMOTIVE CO.,LTD(*3)		—	—	—	5,357	5,357
POS-AUSTEM WUHAN AUTOMOTIVE CO.,LTD(*3)		—	—	—	8,571	8,571
SAMHWAN VINA CO., LTD(*3)		—	—	—	1,071	1,071

	~~W~~	684,132	522,894	(261,166)	(129,556)	816,304

(*1)	During the year ended December 31, 2017, it was excluded from associates.
(*2)	During the year ended December 31, 2017, loans amounting to ~~W~~13,712 million have been converted to shares of DMSA/AMSA, and its amount is included in others.
(*3)	During the year ended December 31, 2017, it was newly classified as associates and joint ventures.
(*4)	Includes adjustments of foreign currency translation differences and others.

(h)	For the six-month periods ended June 30, 2018 and 2017, details of compensation to key management officers were as follows:

(in millions of Won)	June 30, 2018		June 30, 2017
Short-term benefits	~~W~~	56,861	62,334
Long-term benefits		6,530	5,684
Retirement benefits		12,155	7,649

	~~W~~	75,546	75,667

Key management officers include directors (including non-standing directors), executive officials and fellow officials who have significant influences and responsibilities in the Company’s business and operations.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2018

(Unaudited)

35.	Commitments and Contingencies

(a)	Details of guarantees

Contingent liabilities on outstanding guarantees provided by the Company as of June 30, 2018 are as follows:

(in millions of Won)			Guarantee limit			Guarantee amount
Guarantor	Guarantee beneficiary	Financial institution	Foreign currency		Won equivalent	Foreign currency	Won equivalent
[The Company]
POSCO	POSCO Asia Co., Ltd.	BOC	USD	50,000,000	56,085	50,000,000	56,085
	POSCO ASSAN TST STEEL INDUSTRY	SMBC and others	USD	146,527,500	164,360	131,874,750	147,924
	POSCO COATED STEEL (THAILAND) CO., LTD.	The Great & CO Co.,Ltd.(SPC)	THB	5,501,000,000	186,099	5,501,000,000	186,099
	POSCO Maharashtra Steel Private Limited	Export-Import Bank of Korea and others	USD	649,853,000	728,940	309,618,500	347,299
	POSCO MEXICO S.A. DE C.V.	BOA and others	USD	160,000,000	179,472	160,000,000	179,472
	POSCO SS VINA CO., LTD.	Export-Import Bank of Korea and others	USD	354,351,050	397,475	294,584,651	330,435
	POSCO-VIETNAM Co., Ltd.	Export-Import Bank of Korea	USD	196,000,000	219,853	196,000,000	219,853
	PT. KRAKATAU POSCO	Export-Import Bank of Korea and others	USD	1,350,300,000	1,514,633	1,175,610,434	1,318,683
	Zhangjiagang Pohang Stainless Steel Co., Ltd.	BTMU and others	CNY	760,500,000	128,836	608,400,000	103,069
POSCO DAEWOO Corporation	Daewoo Global Development. Pte., Ltd	Export-Import Bank of Korea and others	USD	196,017,000	219,873	196,017,000	219,873
	Daewoo Power PNG Ltd.	Export-Import Bank of Korea	USD	51,000,000	57,207	51,000,000	57,207
	Daewoo Textile LLC	Export-Import Bank of Korea	USD	2,000,000	2,243	2,000,000	2,243
	POSCO ASSAN TST STEEL INDUSTRY	ING and others	USD	14,652,750	16,436	14,652,750	16,436
	POSCO DAEWOO INDIA PVT., LTD.	Shinhan Bank and others	USD	117,400,000	131,688	92,405,221	103,651
		SC Bank Korea	INR	1,650,000,000	26,879	—	—
	PT. Bio Inti Agrindo	Export-Import Bank of Korea and others	USD	128,000,000	143,577	128,000,000	143,577
	Golden Lace DAEWOO Company Limited	Shinhan Bank	USD	9,000,000	10,095	4,500,000	5,047
	Songdo Posco family Housing	SAMSUNG SECURITIES CO.,LTD and others	KRW	70,000	70,000	—	—
	POSCO DAEWOO CHINA CO., LTD	Mizuho	USD	8,000,000	8,974	1,629,084	1,827
POSCO ENGINEERING & CONSTRUCTION CO., LTD.	POSCO E&C Vietnam Co., Ltd.	Export-Import Bank of Korea	USD	30,000,000	33,651	30,000,000	33,651
	HONG KONG POSCO E&C (CHINA) INVESTMENT Co., Ltd.	Woori bank and others	USD	148,000,000	166,012	139,000,000	155,917
	POSCO Engineering and Construction India Private Limited	Woori bank	USD	2,100,000	2,356	2,100,000	2,356
	PT.POSCO E&C INDONESIA	POSCO Asia Co., Ltd.	USD	5,000,000	5,609	5,000,000	5,609
		BNP Indonesia	IDR	79,000,000,000	6,154	79,000,000,000	6,154
	Songdo Posco family Housing	SAMSUNG SECURITIES CO.,LTD and others	KRW	70,000	70,000	—	—
	Daewoo Global Development. Pte., Ltd	SMBC and others	USD	163,633,000	183,548	163,633,000	183,548
POSCO ICT	PT.POSCO ICT INDONESIA	POSCO Asia Co., Ltd.	USD	1,500,000	1,683	1,500,000	1,683
POSCO CHEMTECH	PT.Krakatau Posco Chemtech Calcination	KEB Hana Bank	USD	33,600,000	37,689	18,823,529	21,114
POSCO COATED & COLOR STEEL Co., Ltd.	Myanmar POSCO C&C Company, Limited.	POSCO Asia Co., Ltd. and others	USD	13,986,947	15,689	13,986,947	15,689
POSCO ENERGY CO., LTD	PT. KRAKATAU POSCO ENERGY	Export-Import Bank of Korea and others	USD	193,900,000	217,498	129,314,046	145,052
POSCO Asia Co., Ltd.	POSCO ASSAN TST STEEL INDUSTRY	SMBC	USD	25,000,000	28,043	25,000,000	28,043

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2018

(Unaudited)

(in millions of Won)			Guarantee limit			Guarantee amount
Guarantor	Guarantee beneficiary	Financial institution	Foreign currency		Won equivalent	Foreign currency	Won equivalent
[Associates and joint ventures]
POSCO	CSP - Compania Siderurgica do Pecem	Export-Import Bank of Korea and others	USD	420,000,000	471,114	415,200,000	465,730
		BNDES	BRL	464,060,000	134,758	464,060,000	134,758
	LLP POSUK Titanium	SMBC	USD	15,000,000	16,826	15,000,000	16,826
	Nickel Mining Company SAS	SMBC	EUR	46,000,000	59,663	46,000,000	59,663
POSCO DAEWOO Corporation	GLOBAL KOMSCO Daewoo LLC	ICBC	USD	8,225,000	9,226	8,225,000	9,226
POSCO ENGINEERING & CONSTRUCTION CO., LTD.	New Songdo International City Development, LLC	Others	KRW	340,000	340,000	321,800	321,800
	UITrans LRT Co., Ltd.	Kookmin Bank and others	KRW	20,740	20,740	1,610	1,610
	Chuncheon Energy Co., Ltd.	Kookmin Bank and others	KRW	11,600	11,600	—	—
	Pohang E&E Co., Ltd.	Heungkuk Life Insurance Co., Ltd.	KRW	6,500	6,500	—	—
	JB CLARK HILLS	Korea Investment & Securities Co., Ltd.	KRW	40,000	40,000	37,000	37,000
POSCO ICT	Incheon-Gimpo Expressway Co, Ltd.	KDB Bank	KRW	100,000	100,000	100,000	100,000
	UITrans LRT Co., Ltd.	Kookmin Bank	KRW	76,000	76,000	76,000	76,000
POSCO CHEMTECH	KRAKATAU POS-CHEM DONG-SUH CHEMICAL	KEB Hana Bank	USD	1,140,000	1,279	981,667	1,101
POSCO(Suzhou) Automotive Processing Center Co.,Ltd.	POS-InfraAuto (Suzhou) Co., Ltd	KDB Bank and others	USD	780,000	875	780,000	875
[Others]
POSCO DAEWOO Corporation	Ambatovy Project Investments Ltd. and others	Export-Import Bank of Korea	USD	87,272,727	97,894	20,177,845	22,633
POSCO ENGINEERING & CONSTRUCTION CO., LTD.	Ecocity CO.,LTD and others	Others	KRW	1,186,822	1,186,822	419,943	419,943
POSCO ICT	SMS Energy and others	KEB Hana Bank and others	KRW	100,560	100,560	69,783	69,783
	Hyochun CO., LTD	Daegu Bank and others	KRW	39,575	39,575	39,575	39,575
	BLT Enterprise and others	Kyobo Life Insurance Co.,Ltd. and others	KRW	1,163,585	1,163,585	1,163,585	1,163,585
POSCO AUSTRALIA PTY LTD	Department of Trade and Investment (NSW Government)	Woori Bank and others	AUD	26,147,711	21,557	26,147,711	21,557

			USD	4,582,238,974	5,139,903	3,796,614,424	4,258,665
			KRW	3,225,382	3,225,382	2,229,296	2,229,296
			CNY	760,500,000	128,836	608,400,000	103,069
			INR	1,650,000,000	26,879	—	—
			IDR	79,000,000,000	6,154	79,000,000,000	6,154
			THB	5,501,000,000	186,099	5,501,000,000	186,099
			EUR	46,000,000	59,663	46,000,000	59,663
			AUD	26,147,711	21,557	26,147,711	21,557
			BRL	464,060,000	134,758	464,060,000	134,758

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2018

(Unaudited)

(b)

POSCO ENGINEERING & CONSTRUCTION CO., LTD. has provided the completion guarantees for Samsung C&T Corporation amounting to ~~W~~395,792 million while Samsung C&T Corporation has provided the construction guarantees or payment guarantees on customers’ borrowings on behalf of POSCO ENGINEERING & CONSTRUCTION CO., LTD. amounting to ~~W~~269,455 million as of June 30, 2018.

(c)	Other commitments

Details of other commitments of the Company as of June 30, 2018 are as follows:

POSCO	POSCO entered into long-term contracts to purchase iron ore, coal, nickel and others. The contracts of iron ore and coal generally have terms of more than three years and the contracts of nickel have terms of more than one year. These contracts provide for periodic price adjustments based on the market price. As of June 30, 2018, 102 million tons of iron ore and 16 million tons of coal remained to be purchased under such long-term contracts.

POSCO entered into an agreement with Tangguh Liquefied Natural Gas (LNG) Consortium in Indonesia to purchase 550 thousand tons of LNG annually for 20 years commencing in August 2005. The purchase price is subject to change, based on changes of the monthly standard oil price (JCC) and with a price ceiling.

As of June 30, 2018, POSCO entered into a commitment with KOREA ENERGY AGENCY for long-term foreign currency borrowings, which are limited up to the amount of USD 6.49 million. The borrowing is related to the exploration of gas hydrates in Western Fergana-Chinabad. The repayment of the borrowings depends on the success of the projects. POSCO is not liable for the repayment of full or part of the amount borrowed if the respective projects fail. POSCO has agreed to pay a certain portion of its profits under certain conditions, as defined by the borrowing agreements. As of June 30, 2018, the ending balance of the borrowing amounts to USD 1.02 million.

POSCO has provided a supplemental funding agreement, as the largest shareholder, as requested from the creditors, including Norddeutsche Landesbank, for seamless funding to POSCO ENERGY Co., Ltd. under construction of new power plant.

POSCO provides a supplementary fund of up to ~~W~~9.8 billion to the Company’s subsidiary, Busan E&E Co., Ltd., at the request of creditors such as the Korea Development Bank.

POSCO provides a supplementary funding for the purpose of promoting the Suncheon Bay PRT business of Suncheon Eco Trans Co., Ltd., a subsidiary of the Company, at the request of creditors.

POSCO ENGINEERING & CONSTRUCTION CO., LTD.	As of June 30, 2018, POSCO ENGINEERING & CONSTRUCTION CO., LTD. has foreign currency guarantee of up to USD 1,806 million and uses USD 797 million with Woori Bank and others.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2018

(Unaudited)

POSCO ICT	As of June 30, 2018, in relation to contract enforcement, POSCO ICT was provided with ~~W~~139,746 million, ~~W~~23,299 million and ~~W~~457 million guaranties from Korea Software Financial Cooperative, Seoul Guarantee Insurance and Engineering Guarantee Insurance, respectively.

(d)	Litigation in progress

The Company is involved in 380 lawsuits and claims for alleged damages aggregating to ~~W~~749.9 billion as defendant as of June 30, 2018, which arise from the ordinary course of business. The Company has recognized provisions amounting to ~~W~~39.9 billion for 143 lawsuits based on its reliable estimate of outflow of resources. However, the Company has not recognized any provisions for other lawsuits and claims since the Company does not believe it has a present obligation as of June 30, 2018.

(e)	Other contingencies

POSCO	POSCO has provided three blank checks to KOREA ENERGY AGENCY as collateral for long-term foreign currency borrowings.

POSCO DAEWOO Corporation	As of June 30, 2018, POSCO DAEWOO Corporation has provided 33 blank promissory notes and 24 blank checks to KOREA ENERGY AGENCY and others as collateral for the guarantee on performance for contracts and others.

POSCO ENGINEERING & CONSTRUCTION CO., LTD.	As of June 30, 2018, POSCO ENGINEERING & CONSTRUCTION CO., LTD. has provided 28 blank checks and four blank promissory notes as collateral for agreements and outstanding loans, and has provided joint guarantee of ~~W~~10,400,390 million for guarantee that partners had issued from Korea Housing & Urban Guarantee Corporation and others.

POSCO ICT	As of June 30, 2018, POSCO ICT has provided two blank promissory notes and four blank checks to financial institutions as collateral for the guarantee on performance for contracts and others.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2018

(Unaudited)

36.	Cash Flows from Operating Activities

Changes in operating assets and liabilities for the six-month periods ended June 30, 2018 and 2017 were as follows:

(in millions of Won)		June 30, 2018	June 30, 2017
Trade accounts and notes receivable	~~W~~	(847,222)	(323,970)
Other receivables		(155,196)	(129,167)
Inventories		(586,794)	(471,183)
Other current assets		4,050	1,436
Other non-current assets		(22,130)	8,986
Trade accounts and notes payable		1,190	(590,036)
Other payables		25,845	(291,627)
Other current liabilities		11,093	(160,689)
Provisions		(40,828)	(30,864)
Payments of severance benefits		(131,628)	(104,983)
Plan assets		24,879	72,121
Other non-current liabilities		22,725	(3,958)

		~~W~~(1,694,016)	(2,023,934)

37.	Operating Segments

The Company’s operating businesses are organized based on the nature of markets and customers. The Company has four reportable operating segments - steel, construction, trading and others. The steel segment includes production of steel products and revenue of such products. The construction segment includes planning, designing and construction of industrial plants, civil engineering projects and commercial and residential buildings, both in Korea and overseas. The trading segment consists of exporting and importing a wide range of steel products and raw materials that are both obtained from and supplied to POSCO, as well as between other suppliers and purchasers in Korea and overseas. Other segments include power generation, liquefied natural gas production, network and system integration and logistics. The policies of classification and measurement on operating segments were the same as those that applied to the consolidated financial statements as of and for the year ended December 31, 2017.

Segment assets, liabilities and profit (loss) are generally measured based on separate financial statements in accordance with K-IFRS of the subsidiaries that constitute reportable operating segments.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2018

(Unaudited)

(a)	Information about reportable segments for the six-month periods ended June 30, 2018 and 2017 was as follows:

1)	For the six-month period ended June 30, 2018

(in millions of Won)	Steel		Trading	Construction	Others	Total
External revenues	~~W~~	16,277,843	10,955,859	3,175,180	1,536,697	31,945,579
Internal revenues		8,954,160	7,872,995	241,143	1,312,133	18,380,431
Inter segment revenue		6,221,529	4,372,067	209,243	1,256,868	12,059,707
Total revenues		25,232,003	18,828,854	3,416,323	2,848,830	50,326,010
Segment profits		1,501,199	97,043	102,082	84,405	1,784,729

2)	For the six-month period ended June 30, 2017

(in millions of Won)	Steel		Trading	Construction	Others	Total
External revenues	~~W~~	14,770,398	10,586,338	3,347,704	1,317,148	30,021,588
Internal revenues		9,086,615	7,278,333	197,798	1,216,783	17,779,529
Inter segment revenue		6,061,273	4,093,758	161,491	1,170,036	11,486,558
Total revenues		23,857,013	17,864,671	3,545,502	2,533,931	47,801,117
Segment profits		1,543,395	93,368	90,099	160,598	1,887,460

(b)	Reconciliations of total segment profit or loss, to their respective consolidated financial statement line items for the six-month periods ended June 30, 2018 and 2017 were as follows:

(in millions of Won)	June 30, 2018		June 30, 2017
Total profit for reportable segments	~~W~~	1,784,729	1,887,460
Corporate fair value adjustments		(41,759)	(41,387)
Elimination of inter-segment profits		(79,090)	(339,135)
Income tax expense		748,564	591,676

Profit before income tax expense	~~W~~	2,412,444	2,098,614

38.	Events after the Reporting Period

(a)

On July 5, 2018, after the current reporting period, the Company issued Unguaranteed Bond 308-1 and Unguaranteed Bond 308-2 with issue price of ~~W~~150,000 million and ~~W~~350,000 million, respectively. Maturity of the bonds is July 5, 2021. Also, the Company issued an unguaranteed senior dollar bond with issue price of USD 500 million on August 1, 2018. Maturity of the bond is August 1, 2023.

(b)

On July 25, 2018, POSCO ENERGY CO., LTD., a subsidiary of the Company, declared to repay Hybrid Bond 1-1, Hybrid Bond 1-2 and Hybrid Bond 1-3 classified as equity (Non-controlling interest) in full through resolution of board of directors.

POSCO

Condensed Separate Interim Financial Statements

(Unaudited)

June 30, 2018

(With Independent Auditors’ Review Report Thereon)

Independent Auditors’ Review Report

Based on a report originally issued in Korean

The Board of Directors and Shareholders

POSCO:

Reviewed financial statements

We have reviewed the accompanying condensed separate interim financial statements of POSCO (the “Company”), which comprise the condensed separate interim statement of financial position as of June 30, 2018, the condensed separate interim statements of comprehensive income for the three-month and six-month periods ended June 30, 2018 and 2017, the condensed separate interim statements of changes in equity and cash flows for the six-month periods ended June 30, 2018 and 2017, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s responsibility

Management is responsible for the preparation and fair presentation of these condensed separate interim financial statements in accordance with Korean International Financial Reporting Standard (“K-IFRS”) No. 1034 “Interim Financial Reporting”. The Company’s management is also responsible for the internal controls determined necessary to prepare condensed separate interim financial statements free of material misstatements due to error or fraud.

Auditor’s review responsibility

Our responsibility is to issue a report on the condensed separate interim financial statements based on our reviews.

We conducted our reviews in accordance with the Review Standards for Quarterly and Semiannual Financial Statements established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial statements consists of making inquiries primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Korean Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our reviews, nothing has come to our attention that causes us to believe that the accompanying condensed separate interim financial statements referred to above are not prepared, in all material respects, in accordance with K-IFRS No. 1034 “Interim Financial Reporting”.

Other matters

The procedures and practices utilized in the Republic of Korea to review such condensed separate interim financial statements may differ from those generally accepted and applied in other countries.

The separate statement of financial position of the Company as of December 31, 2017, and the related separate statements of comprehensive income, changes in equity and cash flows for the year then ended, which are not accompanying this report, were audited by us in accordance with Korean Standards on Auditing and our report thereon, dated February 28, 2018, expressed an unqualified opinion. The accompanying condensed separate statement of financial position of the Company as of December 31, 2017, presented for comparative purposes, is consistent, in all material respect, with the audited separate financial statements from which it has been derived.

Seoul, Korea

August 14, 2018

This report is effective as of August 14, 2018, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying condensed separate interim financial statements. Accordingly, the readers of the review report should understand that the above review report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

2

POSCO

Condensed Separate Interim Statements of Financial Position

As of June 30, 2018 and December 31, 2017

(Unaudited)

(in millions of Won)	Notes	June 30, 2018		December 31, 2017
Assets
Cash and cash equivalents	20	~~W~~	224,843	332,405
Trade accounts and notes receivable, net	4,14,20,25,32		4,419,915	3,867,714
Other receivables, net	5,20,32		293,361	210,230
Other short-term financial assets	6,20		6,104,121	5,824,087
Inventories	7,29		4,463,425	4,543,533
Assets held for sale	8		28,062	34,545
Other current assets	13		118,359	27,907

Total current assets			15,652,086	14,840,421

Long-term trade accounts and notes receivable, net	4,20		9,075	12,774
Other receivables, net	5,20		67,543	62,421
Other long-term financial assets	6,20		1,268,919	1,393,316
Investments in subsidiaries, associates and joint ventures	9		15,093,741	15,098,856
Investment property, net	10		109,884	97,307
Property, plant and equipment, net	11		21,234,346	21,561,270
Intangible assets, net	12		523,544	528,074
Other non-current assets	13		48,858	97,819

Total non-current assets			38,355,910	38,851,837

Total assets		~~W~~	54,007,996	53,692,258

See accompanying notes to the condensed separate interim financial statements.

3

POSCO

Condensed Separate Interim Statements of Financial Position, Continued

As of June 30, 2018 and December 31, 2017

(Unaudited)

(in millions of Won)	Notes	June 30, 2018		December 31, 2017
Liabilities
Trade accounts and notes payable	20,32	~~W~~	897,505	1,025,027
Short-term borrowings and current installments of long-term borrowings	4,14,20		1,676,952	1,235,707
Other payables	15,20,32		814,897	862,535
Other short-term financial liabilities	16,20		13,655	23,164
Current income tax liabilities			491,111	351,148
Provisions	17		107,096	18,166
Other current liabilities	19,25		80,831	54,401

Total current liabilities			4,082,047	3,570,148

Long-term borrowings, excluding current installments	14,20		2,396,788	2,665,517
Other payables	15,20		151,500	78,481
Other long-term financial liabilities	16,20		94,598	129,176
Defined benefit liabilities, net	18		1,429	43
Deferred tax liabilities			1,241,376	1,273,896
Long-term provisions	17,33		16,943	19,250
Other non-current liabilities	19,25		13,457	14,292

Total non-current liabilities			3,916,091	4,180,655

Total liabilities			7,998,138	7,750,803

Equity
Share capital	21		482,403	482,403
Capital surplus	21		1,154,077	1,156,429
Hybrid bonds	22		199,384	996,919
Reserves	23		(148,011)	233,390
Treasury shares	24		(1,532,784)	(1,533,054)
Retained earnings			45,854,789	44,605,368

Total equity			46,009,858	45,941,455

Total liabilities and equity		~~W~~	54,007,996	53,692,258

See accompanying notes to the condensed separate interim financial statements.

4

POSCO

Condensed Separate Interim Statements of Comprehensive Income

For the three-month and six-month periods ended June 30, 2018 and 2017

(Unaudited)

		For the three-month periods ended June 30			For the six-month periods ended June 30
(in millions of Won, except per share informations)	Notes	2018		2017	2018	2017
Revenue	25,32	~~W~~	7,704,845	7,134,350	15,465,735	14,201,796
Cost of sales	7,29,32		(6,430,635)	(6,133,143)	(12,720,693)	(11,976,580)

Gross profit			1,274,210	1,001,207	2,745,042	2,225,216
Selling and administrative expenses	29,32
Impairment loss on trade accounts and notes receivable			(121)	(2,435)	(1,946)	(1,608)
Other administrative expenses	26		(223,201)	(207,961)	(443,484)	(425,039)
Selling expenses	26		(228,764)	(205,813)	(461,573)	(418,143)

Operating profit			822,124	584,998	1,838,039	1,380,426

Finance income and costs	20,27
Finance income			197,767	169,534	421,432	512,049
Finance costs			(154,492)	(60,185)	(287,949)	(323,550)

Other non-operating income and expenses	32
Reversal of (impairment loss) on other receivables			(442)	(35)	2,904	(25)
Other non-operating income			136,850	31,386	181,214	275,319
Other non-operating expenses	28,29		(213,084)	(74,928)	(313,770)	(122,789)

Profit before income tax			788,723	650,770	1,841,870	1,721,430
Income tax expense	30		(208,432)	(141,606)	(492,843)	(372,629)

Profit			580,291	509,164	1,349,027	1,348,801
Other comprehensive income (loss)
Items that will not be reclassified
Remeasurements of defined benefit plans	18		(2,780)	(2,316)	(3,991)	(4,463)
Net changes in fair value of equity investments at fair value through other comprehensive income	6,20,23		(16,126)	—	(56,278)	—
Items that are or may be reclassified subsequently to profit or loss:
Net changes in unrealized fair value of available-for-sale investments, net of tax	6,20,23		—	185,159	—	225,185

Total comprehensive income		~~W~~	561,385	692,007	1,288,758	1,569,523

Basic and diluted earnings per share (in Won)	31	~~W~~	7,170	6,266	16,683	16,657

See accompanying notes to the condensed separate interim financial statements.

5

POSCO

Condensed Separate Interim Statements of Changes in Equity

For the six-month periods ended June 30, 2018 and 2017

(Unaudited)

(in millions of Won)	Share capital		Capital surplus	Hybrid bonds	Reserves	Treasury shares	Retained earnings	Total
Balance as of January 1, 2017	~~W~~	482,403	1,156,303	996,919	284,240	(1,533,468)	42,943,050	44,329,447
Comprehensive income:
Profit		—	—	—	—	—	1,348,801	1,348,801
Other comprehensive income (loss)
Remeasurements of defined benefit plans, net of tax		—	—	—	—	—	(4,463)	(4,463)
Net changes in unrealized fair value of available-for-sale investments, net of tax		—	—	—	225,185	—	—	225,185
Transactions with owners of the Company, recognized directly in equity:
Year-end dividends		—	—	—	—	—	(459,987)	(459,987)
Interim dividends		—	—	—	—	—	(119,997)	(119,997)
Interest of hybrid bonds		—	—	—	—	—	(21,501)	(21,501)
Disposal of treasury shares		—	41	—	—	214	—	255

Balance as of June 30, 2017	~~W~~	482,403	1,156,344	996,919	509,425	(1,533,254)	43,685,903	45,297,740

Balance as of January 1, 2018	~~W~~	482,403	1,156,429	996,919	233,390	(1,533,054)	44,605,368	45,941,455
Adjustment on initial application of K-IFRS No. 1115, net of tax		—	—	—	—	—	(883)	(883)
Adjustment on initial application of K-IFRS No. 1109, net of tax		—	—	—	(321,654)	—	321,602	(52)

Adjusted balance as of January 1, 2018		482,403	1,156,429	996,919	(88,264)	(1,533,054)	44,926,087	45,940,520
Comprehensive income:
Profit		—	—	—	—	—	1,349,027	1,349,027
Other comprehensive income (loss)
Remeasurements of defined benefit plans, net of tax		—	—	—	—	—	(3,991)	(3,991)
Net changes in fair value of equity investments at fair value through other comprehensive income, net of tax		—	—	—	(59,747)	—	3,469	(56,278)
Transactions with owners of the Company, recognized directly in equity:
Year-end dividends		—	—	—	—	—	(279,999)	(279,999)
Interim dividends		—	—	—	—	—	(119,999)	(119,999)
Repayment of hybrid bonds		—	(2,465)	(797,535)	—	—	—	(800,000)
Interest of hybrid bonds		—	—	—	—	—	(19,805)	(19,805)
Disposal of treasury shares		—	113	—	—	270	—	383

Balance as of June 30, 2018	~~W~~	482,403	1,154,077	199,384	(148,011)	(1,532,784)	45,854,789	46,009,858

See accompanying notes to the condensed separate interim financial statements.

6

POSCO

Condensed Separate Interim Statements of Cash Flows

For the six-month periods ended June 30, 2018 and 2017

(Unaudited)

(in millions of Won)	Notes	June 30, 2018		June 30, 2017
Cash flows from operating activities
Profit		~~W~~	1,349,027	1,348,801
Adjustments for :
Expenses related to post-employment benefit			57,116	50,042
Depreciation			1,049,906	1,038,962
Amortization			32,857	44,036
Finance income			(336,029)	(408,910)
Finance costs			195,700	204,453
Loss on valuation of inventories			567	32,638
Gain on disposal of property, plant and equipment			(20,402)	(15,928)
Loss on disposal of property, plant and equipment			60,528	70,375
Impairment losses on property, plant and equipment			16,264	5,562
Gain on disposal of intangible assets			(99,361)	(21,976)
Impairment losses on intangible assets			—	11,822
Impairment losses on investments in subsidiaries, associates and joint ventures			34,207	12,816
Reversal of impairment losses on investments in subsidiaries, associates and joint ventures			—	(225,860)
Increase to provisions			89,106	543
Income tax expense			492,843	372,629
Others, net			5,183	2,155

Changes in operating assets and liabilities	34		(671,427)	(1,121,945)
Interest received			70,102	36,056
Interest paid			(69,487)	(70,489)
Dividends received			162,271	138,078
Income taxes paid			(364,117)	(311,257)

Net cash provided by operating activities		~~W~~	2,054,854	1,192,603

See accompanying notes to the condensed separate interim financial statements.

7

POSCO

Condensed Separate Interim Statements of Cash Flows, Continued

For the six-month periods ended June 30, 2018 and 2017

(Unaudited)

(in millions of Won)	Notes	June 30, 2018		June 30, 2017
Cash flows from investing activities
Decrease in deposits		~~W~~	1,000,729	472,923
Proceeds from disposal of short-term financial instruments			13,155,517	8,720,995
Proceeds from disposal of long-term financial instruments			—	1
Proceeds from disposal of equity securities			43,777	—
Proceeds from disposal of other securities			2,578	—
Proceeds from disposal of available-for-sale investments			—	209,958
Proceeds from disposal of investments in subsidiaries, associates and joint ventures			101,294	—
Proceeds from disposal of property, plant and equipment			9,722	—
Proceeds from disposal of intangible assets			26,375	22,208
Proceeds from disposal of assets held for sale			231	450
Increase in deposits			(1,363,420)	(620,012)
Acquisition of short-term financial investments			(13,011,196)	(8,187,150)
Payment of short-term loans			(2,950)	—
Payment of long-term loans			(233)	—
Acquisition of debt securities			(50,221)	—
Acquisition of other securities			(174)	—
Acquisition of available-for-sale investments			—	(11,072)
Acquisition of investments in subsidiaries, associates and joint ventures			(129,856)	(12,368)
Acquisition of property, plant and equipment			(759,075)	(809,611)
Proceeds from disposal of property, plant and equipment			—	(8,821)
Acquisition of intangible assets			(22,505)	(38,353)

Net cash used in investing activities		~~W~~	(999,407)	(260,852)

Cash flows from financing activities
Proceeds from borrowings			366,335	323,504
Increase in long-term financial liabilities			513	806
Receipt of government grants			86	—
Repayment of borrowings			(301,965)	(351,251)
Decrease in long-term financial liabilities			(6,227)	(5,199)
Payment of cash dividends			(400,011)	(580,129)
Payment of interest of hybrid bonds			(21,740)	(21,740)
Repayment of hybrid bonds			(800,000)	—

Net cash used in financing activities		~~W~~	(1,163,009)	(634,009)

Effect of exchange rate fluctuation on cash held			—	2
Net increase (decrease) in cash and cash equivalents			(107,562)	297,744
Cash and cash equivalents at beginning of the period			332,405	120,529

Cash and cash equivalents at end of the period		~~W~~	224,843	418,273

See accompanying notes to the condensed separate interim financial statements.

8

POSCO

Notes to the Condensed Separate Interim Financial Statements

As of June 30, 2018

(Unaudited)

1. Reporting Entity

POSCO (the “Company”) is the largest steel producer in Korea which was incorporated on April 1, 1968, to manufacture and sell steel rolled products and plates in the domestic and overseas markets.

The shares of the Company have been listed on the Korea Exchange since 1988. The Company owns and operates two steel plants (Pohang and Gwangyang) and one office in Korea, and it also operates internationally through six of its overseas liaison offices.

As of June 30, 2018, the shares of the Company are listed on the Korea Exchange, while its depository receipts are listed on the New York Stock Exchange.

2. Statement of Compliance

Statement of compliance

The condensed separate interim financial statements have been prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”), as prescribed in the Act on External Audit of Corporations.

These condensed separate interim financial statements have been prepared in accordance with K-IFRS No. 1034 “Interim Financial Reporting” as part of the period covered by the Company’s K-IFRS annual financial statements. Selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in financial position and performance of the Company since the last annual separate financial statements as of and for the year ended December 31, 2017. These condensed separate interim financial statements do not include all of the disclosures required for full annual financial statements.

These condensed interim financial statements are separate interim financial statements prepared in accordance with K-IFRS No. 1027 “Separate Financial Statements” presented by a parent, an investor with joint control of, or significant influence over, an investee, in which the investments are accounted for at cost.

In 2018, Company adopted K-IFRS No. 1115 “Revenue from Contracts with Customers” and K-IFRS No. 1109 “Financial Instruments” for the first time. Changes to significant accounting policies are described in Note 3.

9

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2018

(Unaudited)

Use of estimates and judgments

(a)	Judgments, assumptions and estimation uncertainties

The preparation of the condensed interim financial statements in conformity with K-IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period prospectively.

The significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those described in the last annual financial statements, except for new significant judgments and key sources of estimation uncertainty related to the application of K-IFRS No. 1115 “Revenue from Contracts with Customers” and K-IFRS No. 1109 “Financial Instruments”, which are described in Note 3.

(b)	Measurement of fair value

The Company’s accounting policies and disclosures require the measurement of fair values, for both financial and non-financial assets and liabilities. The Company has an established control framework with respect to the measurement of fair values. This includes a valuation team that has overall responsibility for overseeing all significant fair value measurements, including Level 3 fair values, and reports directly to the financial officer.

The valuation team regularly reviews significant unobservable inputs and valuation adjustments. If third party information, such as broker quotes or pricing services, is used to measure fair values, then the valuation team assesses the evidence obtained from the third parties to support the conclusion that such valuations meet the requirements of K-IFRS including the level in the fair value hierarchy in which such valuation techniques should be classified.

Significant valuation issues are reported to the Company’s Audit Committee.

When measuring the fair value of an asset or a liability, the Company uses market observable data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows.

•	Level 1 – unadjusted quoted prices in active markets for identical assets or liabilities.

•	Level 2 – inputs other than quoted prices included in Level 1 that are observable for the assets or liabilities, either directly or indirectly.

•	Level 3 – inputs for the assets or liabilities that are not based on observable market data.

10

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2018

(Unaudited)

If the inputs used to measure the fair value of an asset or a liability might be categorized in different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. The Company recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

Information about the assumptions made in measuring fair value is included in Note 20.

3. Summary of Significant Accounting Policies

Except as described in K-IFRS No. 1034 “Interim Financial Reporting” and below, the accounting policies applied by the Company in these condensed separate interim financial statements are the same as those applied by the Company in its separate financial statements as of and for the year ended December 31, 2017.

Changes in Accounting Policies

The Company has initially adopted K-IFRS No. 1115 “Revenue from Contracts with Customers” and K-IFRS No. 1109 “Financial Instruments” from January 1, 2018. The Company also expects to apply the accounting policies set out below for their annual reporting period ending December 31, 2018.

The effect of initially applying these standards is mainly attributed to the following:

- Identify the shipping services included in certain sales contracts as a separate performance obligation

- Estimate variable consideration such as sales discount

- Change in classification and subsequent measurement of financial assets

- Increase in impairment loss on financial assets

(a)	K-IFRS No. 1115 “Revenue from Contracts with Customers”

K-IFRS No. 1115 “Revenue from Contracts with Customers” provides a unified five-step model for determining the timing, measurement and recognition of revenue. It replaced previous revenue recognition guidance, including K-IFRS No. 1018 “Revenue”, K-IFRS No. 1011 “Construction Contracts”, K-IFRS No. 2031 “Revenue- Barter transactions involving advertising services”, K-IFRS No. 2113 “Customer Loyalty Programs”, K-IFRS No. 2115 “Agreements for the construction of real estate”, and K-IFRS No. 2118 “Transfers of assets from customers”.

The Company applied the modified retrospective approach by recognizing the cumulative impact of initially applying the revenue standard as of January 1, 2018, the date of initial application and the Company also decided to apply the practical expedients as allowed by K-IFRS No. 1115 by applying the new standard only to those contracts that are not considered as completed contracts at the date of initial application. Accordingly, the Company did not restate the financial statements for comparative periods.

11

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2018

(Unaudited)

The following table summarizes the impact, net of tax, of transition to K-IFRS No. 1115 on retained earnings as of January 1, 2018.

(in millions of Won)	Retained earnings
Shipping services included in the sales contract	~~W~~	(510)
Variable consideration for sales discounts		(373)

	~~W~~	(883)

The details of new significant accounting policies and impacts of the adoption of K-IFRS No. 1115 are as follows:

1) Identification of performance obligations

The Company operates manufacturing and selling steel rolled products and plates, and certain sales contracts include transport service. When applying K-IFRS No. 1115, sales of manufactured products or merchandise and delivery of products (i.e. shipping service) are identified as separate performance obligations in the contracts with customers. For transactions for which the shipping terms are on shipment basis and the customer pays shipping costs, the two performance obligations are separately accounted for because delivery of products is performed after the control over the products is transferred to the customer. The transaction price allocated to the performance obligation of delivery service will be recognized when the obligation of delivery of the product is completed.

The Company identified shipping service included in the sales contract as a separate performance obligation that will be satisfied over the promised service period. This change in relevant accounting policy resulted in decreases in revenue and selling and administrative expenses increases in contract liabilities and decrease in other payables as of and for the six-month period ended June 30, 2018.

2) Variable consideration

The Company provides a certain percentage of price discount, if an accounts receivable is collected earlier than a certain collection date. Under K-IFRS No. 1115, the Company estimates the amount of variable consideration by using the expected value which the Company expects to better predict the amount of consideration. The Company recognizes revenue with transaction price including variable consideration only to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the refund period has lapsed. This change in relevant accounting policy resulted in decrease in revenue and increase in contract liabilities for the six-month period ended June 30, 2018.

12

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2018

(Unaudited)

3) Impact of changes in accounting policies

The effects of adoption of K-IFRS No. 1115 to the Company’s condensed separate interim statements of financial position and condensed separate interim statements of comprehensive income as of and for the six-month period ended June 30, 2018 are as follows. There is no material impact on the Company’s condensed separate interim statements of cash flows for the six-month period ended June 30, 2018.

(in millions of Won)	As reported		Adjustments of K-IFRS No. 1115	Amounts without adoption of K-IFRS No. 1115
Condensed interim financial statements of financial position
Current liabilities	~~W~~	4,082,047	(1,081)	4,080,966
Other payables		814,897	17,441	832,338
Current income tax liabilities		491,111	216	491,327
Other current liabilities		80,831	(18,738)	62,093
Non-current liabilities		3,916,091	141	3,916,232
Deferred tax liabilities		1,241,376	141	1,241,517
Retained earnings		45,854,789	940	45,855,729
Condensed interim statements of comprehensive income
Revenue	~~W~~	15,465,735	3,653	15,469,388
Selling and administrative expenses		(907,003)	(3,575)	(910,578)
Profit before income tax		1,841,870	78	1,841,948
Income tax expense		(492,843)	(21)	(492,864)
Profit		1,349,027	57	1,349,084

(b)	K-IFRS No. 1109 “Financial Instruments”

K-IFRS No. 1109 “Financial Instruments” regulates requirements for measurement and recognition of certain contracts in relation to trading financial assets and liabilities or nonfinancial items. It replaced existing guidance in K-IFRS No. 1039 “Financial Instruments: Recognition and Measurement”.

The Company applied retrospectively application with exemptions where an entity is not required to restate the comparative information for prior periods in relation to classification and measurement (including impairment) changes. The Company recognized the accumulated effect resulting from initial application of K-IFRS No. 1109 as reserves and retained earnings of the Company at the date of initial application.

13

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2018

(Unaudited)

The following table summarizes the impact, net of tax, of transition to K-IFRS No. 1109 on reserves and retained earnings as of January 1, 2018.

(in millions of Won)	Reserves		Retained earnings
Classification to fair value through profit or loss in securities and select to fair value through other comprehensive income in equity securities	~~W~~	(321,654)	321,654
Recognition of expected credit losses		—	(52)

	~~W~~	(321,654)	321,602

The details of new significant accounting policies and the nature and effect of the changes to previous accounting policies are set out below.

1) Classification and measurement of financial assets and financial liabilities

When applying K-IFRS No. 1109, the classification of financial assets will be driven by the Company’s business model for managing the financial assets and contractual terms of cash flow.

The following table shows the classification of financial assets measured subsequently at amortized cost, at fair value through other comprehensive income and at fair value through profit or loss. If a hybrid contract contains a host that is a financial asset, the classification of the hybrid contract shall be determined for the entire contract without separating the embedded derivative.

Business model	Contractual cash flows are solely payments of principal and interests	All other cases
To collect contractual cash flows	Amortized cost(*1)
Both to collect contractual cash flows and sell financial assets	Fair value through other comprehensive income(*1)	Fair value through profit or loss(*2)
For trading, and others	Fair value through profit or loss

(*1)	The Company may irrevocably designate as at fair value through profit or loss to eliminate or significantly reduce an accounting mismatch.
(*2)	The Company may irrevocably designate equity investments that is not held for trading as at fair value through other comprehensive income.

14

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2018

(Unaudited)

Financial assets measured at amortized cost are subsequently measured at amortized cost using the effective interest method. The amortized cost is reduced by impairment losses. Interest income, gains and losses on foreign currency translation and impairment are recognized in profit or loss. Any gain or loss on derecognition is recognized in profit or loss.

Debt instruments measured at fair value through other comprehensive income are subsequently measured at fair value. Interest income calculated using the effective interest method, gains and losses on foreign currency translation and impairment are recognized in profit or loss. Other net gains and losses are recognized in other comprehensive income. On derecognition, gains and losses accumulated in other accumulated comprehensive income are reclassified to profit or loss.

Equity instruments measured at fair value through other comprehensive income are subsequently measured at fair value. Dividends are recognized as income in profit or loss unless the dividend clearly represents a recovery of part of the cost of the investment. Other net gains and losses are recognized in other comprehensive income and never reclassified to profit or loss.

Financial assets measured at fair value through profit or loss are subsequently measured at fair value. Net gains and losses, including any interest or dividend income, are recognized in profit or loss.

As of January 1, 2018, the date of initial application, measurement categories and carrying amounts of financial assets in accordance with K-IFRS No. 1039 “Financial Instruments: Recognition and Measurement” and K-IFRS No. 1109 “Financial Instruments” are as follows:

(in millions of Won)	Original classification under K-IFRS No. 1039	Original carrying amounts under K-IFRS No. 1039		New classification under K-IFRS No. 1109	New carrying amounts under K-IFRS No. 1109
Cash and cash equivalents	Loans and receivables	~~W~~	332,405	Amortized cost	~~W~~	332,405
Trade accounts and notes receivable(*1)	Loans and receivables		3,874,929	Amortized cost		3,874,859
Other receivables(*1)	Loans and receivables		162,313	Fair value through profit or loss		1,898
				Amortized cost		160,415
Equity securities(*2)	Available-for-sale financial assets		1,324,715	Fair value through other comprehensive income		1,324,715
Debt securities(*2)	Available-for-sale financial assets		10,305	Fair value through profit or loss		8,050
				Fair value through other comprehensive income		2,255
Other Securities(*2)	Available-for-sale financial assets		60,569	Fair value through profit or loss		60,569
Deposit instruments	Loans and receivables		666,112	Amortized cost		666,112
Short-term financial instruments	Loans and receivables		5,155,702	Fair value through profit or loss		5,155,702

(*1)	As a result of the adoption of K-IFRS No. 1109, as of January 1, 2018, the date of initial application, loss allowance was increased by ~~W~~70 million and retained earnings were decreased by ~~W~~50 million.

15

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2018

(Unaudited)

(*2)

As a result of the adoption of K-IFRS No. 1109, as of January 1, 2018, the date of initial application, with respect to equity securities determined fair value through other comprehensive income, reserves were decreased by ~~W~~321,654 million and retained earnings were increased by ~~W~~321,654 million.

K-IFRS No. 1109 “Financial Instruments” retains most of the existing requirements of K-IFRS 1039 “Financial Instruments: Recognition and Measurement” for the classification and measurement of financial liabilities. Accordingly, the application of K-IFRS No. 1109 “Financial Instruments” has no significant effect on the Company’s accounting policies related to financial liabilities.

2)	Impairment of financial assets

K-IFRS No. 1109 replaces the incurred loss model in the existing standard with a forward-looking expected credit loss model for debt instruments, lease receivables, contractual assets, loan commitments, and financial guarantee contracts.

Under K-IFRS No. 1109, impairment losses are likely to be recognized earlier than using the incurred loss model under the existing guidance in K-IFRS No. 1039 as loss allowances will be measured either 12-month or lifetime expected credit loss based on the extent of increase in credit risk.

If credit risk has increased significantly since the initial recognition, a loss allowance for lifetime expected credit loss is required to be measured at the end of every reporting period. If credit risk has not increased significantly since the initial recognition, a loss allowance is measured based on 12-month expected credit loss.

If the financial instrument has low credit risk at the end of the reporting period, the Company may assume that the credit risk has not increased significantly since initial recognition. However, a loss allowance for lifetime expected credit losses is required for contract assets or trade receivables that do not contain a significant financing component.

As of January 1, 2018, the date of initial application, allowances for losses were increased by ~~W~~70 million and retained earnings were decreased by ~~W~~50 million under K-IFRS No. 1109 “Financial Instruments”.

16

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2018

(Unaudited)

New standards and interpretations not yet adopted

The following new standards, interpretations and amendments to existing standards have been published but are not mandatory for the Company for annual period beginning after January 1, 2018, and the Company has not early adopted them.

(a)	K-IFRS No. 1116 “Leases”

K-IFRS No. 1116 “Leases” will replace K-IFRS No. 1017 “Leases” and K-IFRS No. 2104 “Determining whether an Arrangement contains a Lease”. It is effective for annual periods beginning on or after January 1, 2019, with early adoption permitted for a Company which has adopted to K-IFRS No. 1115.

As a lessee, the Company shall apply this standard using one of the following two methods; (a) retrospectively to each prior reporting period presented in accordance with K-IFRS No. 1008 “Accounting Policies, Changes in Accounting Estimates and Errors” but using the practical expedients for completed contracts- i.e. completed contracts as of the beginning of the earliest prior period presented are not restated; or (b) retrospectively with the cumulative effect of initially applying this standard recognized at the date of initial application.

K-IFRS No. 1116 suggests an single accounting model that requires a lessee to recognize lease related asset and liability in the financial statements. A lessee is required to recognize a right-of-use asset representing its right to use the underlying leased asset and a lease liability representing its obligation to make lease payments. The lessee may elect not to apply the requirements to short-term lease of which has a term of 12 months or less at the commencement date and low value assets. Accounting treatment for lessor is similar to the existing standard which classifies lease into finance and operating lease.

Application of K-IFRS No. 1116 will change current operating lease expense which has been recognized in straight-line method into depreciation expense of right-of-use asset and interest expense of lease liability, and therefore, nature of expense recognized in relation to lease will change. However, it is expected that there will be no significant impact on finance lease.

The Company has not yet initiated to prepare for the application of K-IFRS No. 1116 and the Company has not performed an assessment of the impact resulting from the application of K-IFRS No. 1116. The Company will complete the analysis of financial impacts arising from applying this standard in 2018.

17

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2018

(Unaudited)

4. Trade Accounts and Notes Receivable

Trade accounts and notes receivable as of June 30, 2018 and December 31, 2017 are as follows:

(in millions of Won)	June 30, 2018		December 31, 2017
Current
Trade accounts and notes receivable	~~W~~	4,436,711	3,886,950
Less: Allowance for doubtful accounts		(16,796)	(19,236)

	~~W~~	4,419,915	3,867,714

Non-current
Trade accounts and notes receivable	~~W~~	13,804	18,586
Less: Present value discount		(3,393)	(5,107)
Less: Allowance for doubtful accounts		(1,336)	(705)

	~~W~~	9,075	12,774

Trade accounts and notes receivable sold to financial institutions, for which the derecognition conditions were not met, amounted to ~~W~~150,500 million and ~~W~~83,976 million as of June 30, 2018 and December 31, 2017, respectively. The fair value of trade accounts and notes receivable approximates the carrying amounts and trade accounts and notes receivable are included in short-term borrowings from financial institutions. (Note 14)

5. Other Receivables

Other receivables as of June 30, 2018 and December 31, 2017 are as follows:

(in millions of Won)	June 30, 2018		December 31, 2017
Current
Loans	~~W~~	2,950	—
Other accounts receivable		275,480	199,724
Others		23,460	22,476
Less: Allowance for doubtful accounts		(8,529)	(11,970)

	~~W~~	293,361	210,230

Non-current
Loans	~~W~~	25,248	22,877
Long-term other accounts receivable		47,937	44,616
Others		2,700	2,896
Less: Allowance for doubtful accounts		(8,342)	(7,968)

	~~W~~	67,543	62,421

18

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2018

(Unaudited)

6. Other Financial Assets

(a)	Other financial assets as of June 30, 2018 and December 31, 2017 are as follows:

(in millions of Won)	June 30, 2018		December 31, 2017
Current
Derivative assets	~~W~~	12,112	—
Debt securities		51,858	—
Available-for-sale securities (bonds)		—	2,305
Deposit instruments(*1)		1,028,769	666,080
Short-term financial instruments		5,011,382	5,155,702

	~~W~~	6,104,121	5,824,087

Non-current
Equity securities	~~W~~	1,202,131	—
Debt securities		8,669	—
Other securities		58,087	—
Available-for-sale securities (equity instruments)		—	1,384,784
Available-for-sale securities (others)		—	8,500
Deposit instruments(*2)		32	32

	~~W~~	1,268,919	1,393,316

(*1)	As of June 30, 2018 and December 31, 2017, ~~W~~6,769 million and ~~W~~10,080 million, respectively, are restricted in relation to government assigned project.
(*2)	The Company is required to provide deposits to maintain checking accounts and accordingly the withdrawal of these deposits is restricted.

(b)	Equity securities as of June 30, 2018 and December 31, 2017 are as follows:

(in millions of Won)	June 30, 2018							December 31, 2017
	Number of shares	Ownership (%)	Acquisition cost		Fair value	Net changes in fair value of equity securities	Book value	Book value
Marketable equity securities
Nippon Steel & Sumitomo Metal Corporation	15,698,500	1.65	~~W~~	473,962	346,572	(127,390)	346,572	430,748
KB Financial group Inc.	3,863,520	0.92		178,839	203,994	25,155	203,994	244,947
Woori Bank	20,280,000	3.00		244,447	330,564	86,117	330,564	319,410
DONGKUK STEEL MILL CO., LTD	1,786,827	1.87		10,471	15,081	4,610	15,081	19,655
SAMWONSTEEL Co., Ltd.	5,700,000	14.25		8,930	17,556	8,626	17,556	19,010
DONGKUK INDUSTRIES COMPANY	2,611,989	4.82		11,911	8,189	(3,722)	8,189	10,278
Others (8 companies)				77,377	50,480	(26,897)	50,480	52,240

				1,005,937	972,436	(33,501)	972,436	1,096,288

Non-marketable equity securities
Congonhas Minerios S.A.(*1)	3,658,394	2.02		221,535	183,250	(38,285)	183,250	145,394
Poongsan Special Metal (*2)	315,790	5.00		7,657	7,657	—	7,657	7,657
HANKUM CO., LTD (*2)	21,000	4.99		4,599	4,599	—	4,599	4,599
Core-Industry Co., Ltd. (*2)	490,000	19.84		4,214	4,214	—	4,214	4,214
AJUSTEEL CO., LTD (*2)	17,000	4.36		4,165	4,165	—	4,165	4,165
Others (33 companies)(*2,3)				158,179	25,810	(132,369)	25,810	122,467

				400,349	229,695	(170,654)	229,695	288,496

			~~W~~	1,406,286	1,202,131	(204,155)	1,202,131	1,384,784

(*1)	Fair value is based on an analysis performed by an external professional evaluation agency.
(*2)	The Company has not performed fair value measurement for certain equity securities measured at fair value due to materiality consideration.
(*3)

Other securities amounting to ~~W~~60,069 million as of December 31, 2017 are included in book value which is classified as fair value measuring category from January 1, 2018, first application date of K-IFRS No. 1109 “Financial Instrument”.

19

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2018

(Unaudited)

7. Inventories

Inventories as of June 30, 2018 and December 31, 2017 are as follows:

(in millions of Won)	June 30, 2018		December 31, 2017
Finished goods	~~W~~	819,669	927,413
Semi-finished goods		1,181,469	1,255,713
By-products		5,658	8,454
Raw materials		1,060,375	917,241
Fuel and materials		519,320	520,341
Materials-in-transit		877,001	916,255
Others		500	479

		4,463,992	4,545,896
Less: Allowance for inventories valuation		(567)	(2,363)

	~~W~~	4,463,425	4,543,533

The amounts of loss valuation on inventories recognized within cost of sales during the six-month period ended June 30, 2018 and the year ended December 31, 2017 were ~~W~~567 million and ~~W~~2,363 million, respectively.

8. Assets Held for Sale

Assets held for sale as of June 30, 2018 and December 31, 2017 are as follows:

(in millions of Won)	June 30, 2018		December 31, 2017
Investments in subsidiaries(*1)	~~W~~	28,062	34,153
Property, plant and equipment		—	392

	~~W~~	28,062	34,545

(*1)

During the year ended December 31, 2017, the Company determined to dispose part of the interest of POSCO Thainox Public Company Limited, subsidiary of the Company, and classified investments in subsidiaries as assets held for sale. The Company recognized ~~W~~ 5,622 million of impairment loss from the difference between book value and net fair value of the interest, and finished disposal for part of it.

20

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2018

(Unaudited)

9. Investments in Subsidiaries, Associates and Joint ventures

(a)	Details of subsidiaries and carrying values as of June 30, 2018 and December 31, 2017 are as follows:

(in millions of Won)			June 30, 2018			December 31, 2017
	Country	Principal operations	Ownership (%)	Book value		Book value
[Domestic]
POSCO DAEWOO Corporation	Korea	Trading	62.90	~~W~~	3,610,164	3,610,164
POSCO ENGINEERING & CONSTRUCTION CO., LTD.	Korea	Engineering and construction	52.80		1,014,314	1,014,314
POSCO ENERGY CO., LTD.	Korea	Power generation	89.02		658,176	658,176
POSCO Processing&Service	Korea	Steel sales and trading	93.95		385,995	385,995
POSCO ES MATERIALS CO., LTD.	Korea	Secondary battery active material manufacturing and sales	90.00		196,310	83,309
POSCO COATED & COLOR STEEL Co., Ltd.	Korea	Coated steel manufacturing and sales	56.87		108,421	108,421
POSCO Venture Capital Co., Ltd.	Korea	Investment in venture companies	95.00		103,780	103,780
POSCO CHEMTECH	Korea	Refractory manufacturing and sales	60.00		100,535	100,535
POSMATE	Korea	Business facility maintenance	83.83		73,374	73,374
POSCO ICT	Korea	Computer hardware and software distribution	65.38		70,990	70,990
POSCO M-TECH(*1)	Korea	Packing materials manufacturing and sales	48.85		50,857	50,857
POSCO Family Strategy Fund	Korea	Investment in venture companies	69.91		32,457	32,457
Busan E&E Co,. Ltd.(*2)	Korea	Municipal solid waste fuel and power generation	70.00		30,148	30,148
Others (9 companies)					115,155	215,155

					6,550,676	6,537,675

[Foreign]
PT. KRAKATAU POSCO	Indonesia	Steel manufacturing and sales	70.00		813,431	813,431
POSCO Maharashtra Steel Private Limited	India	Steel manufacturing and sales	100.00		722,569	722,569
POSCO WA PTY LTD	Australia	Iron ore sales and mine development	100.00		633,367	631,625
POSCO Thainox Public Company Limited	Thailand	Stainless steel manufacturing and sales	84.74		416,612	416,612
POSCO AUSTRALIA PTY LTD	Australia	Iron ore sales and mine development	100.00		330,623	330,623
Zhangjiagang Pohang Stainless Steel Co., Ltd.	China	Stainless steel manufacturing and sales	58.60		283,845	283,845
POSCO SS VINA Co., Ltd.	Vietnam	Steel manufacturing and sales	100.00		241,426	241,426
POSCO-China Holding Corp.	China	Investment management	100.00		240,430	240,430
POSCO America Corporation	USA	Steel trading	99.45		192,156	192,156
POSCO MEXICO S.A. DE C.V.	Mexico	Plate steel manufacturing and sales	84.84		180,072	180,072
POSCO-VIETNAM Co., Ltd.	Vietnam	Steel manufacturing and sales	100.00		160,572	160,572
POSCO VST CO., LTD.	Vietnam	Stainless steel manufacturing and sales	95.65		144,573	144,573
POSCO(Guangdong) Automotive Steel Co., Ltd.	China	Plate steel manufacturing and sales	83.64		130,751	130,751
POSCO COATED STEEL (THAILAND) CO., LTD.	Thailand	Plate steel manufacturing and sales	100.00		121,592	121,592
POSCO Asia Co., Ltd.	Hong Kong	Steel and raw material trading	100.00		117,710	117,710
POSCO ASSAN TST STEEL INDUSTRY	Turkey	Steel manufacturing and sales	60.00		92,800	92,800
POSCO-India Private Limited	India	Steel manufacturing and sales	99.99		75,567	75,567
POSCO JAPAN Co., Ltd.	Japan	Steel trading	100.00		68,436	68,436
Qingdao Pohang Stainless Steel Co., Ltd.	China	Stainless steel manufacturing and sales	70.00		65,982	65,982
POSCO(Suzhou) Automotive Processing Center Co., Ltd.	China	Steel manufacturing and sales	90.00		62,494	62,494
POSCO AFRICA (PROPRIETARY) LIMITED	South Africa	Mine development	100.00		50,297	50,297
POSCO-Malaysia SDN. BHD.	Malaysia	Steel manufacturing and sales	81.79		45,479	45,479
POSCO(Guangdong) coated Steel Co., Ltd.	China	Plate steel sheet manufacturing and sales	87.04		31,299	31,299
Others (27 companies)					385,355	371,742

					5,607,438	5,592,083

				~~W~~	12,158,114	12,129,758

(*1)

The Company classified POSCO M-TECH Co., Ltd. as a subsidiary investment in consideration of additional facts and circumstances, such as the relative size of the voting rights held by the Company and the degree of diversification of other voting rights holders, although the Company holds less than half of the voting rights of POSCO M-Tech Co., Ltd.

(*2)	As of June 30, 2018 and December 31, 2017 the investment in a subsidiary amounting to ~~W~~30,148 million was provided as collateral in relation to the loan agreements of Busan E&E Co,. Ltd.

21

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2018

(Unaudited)

(b)	Details of associates and carrying values as of June 30, 2018 and December 31, 2017 are as follows:

(in millions of Won)			June 30, 2018			December 31, 2017
	Country	Principal operations	Ownership (%)	Book value		Book value
[Domestic]
EQP POSCO Global NO1 Natural ResourcesPrivate Equity Fund	Korea	Mine investment	29.50	~~W~~	169,316	169,316
SNNC	Korea	STS material manufacturingand sales	49.00		100,655	100,655
Others (6 companies)					19,052	19,052

					289,023	289,023

[Foreign]
Nickel Mining Company SAS	New Caledonia	Raw material manufacturingand sales	49.00		189,197	189,197
7623704 Canada Inc.(*1)	Canada	Mine investment	10.40		124,341	124,341
Zhongyue POSCO (Qinhuangdao)Tinplate Industrial Co., Ltd	China	Tinplate manufacturing and sales	24.00		11,003	11,003
Others (4 companies)					25,645	25,665

					350,186	350,206

				~~W~~	639,209	639,229

(*1)

As of June 30, 2018, it was classified as an associate even though the Company’s ownership percentage is less than 20% of ownership since the Company has significant influence over the investee when considering its structure of the Board of Directors and others.

(c)	Details of joint ventures and carrying values as of June 30, 2018 and December 31, 2017 are as follows:

(in millions of Won)			June 30, 2018			December 31, 2017
	Country	Principal operations	Ownership (%)	Book value		Book value
Roy Hill Holdings Pty Ltd(*1)	Australia	Mine development	10.00	~~W~~	1,225,464	1,225,464
CSP – Compania Siderurgica do Pecem(*2)	Brazil	Steel manufacturing and sales	20.00		538,879	573,830
POSCO-NPS Niobium LLC	USA	Mine development	50.00		364,609	364,609
KOBRASCO	Brazil	Steel materials manufacturing and sales	50.00		98,962	98,962
Others (4 companies)					68,504	67,004

				~~W~~	2,296,418	2,329,869

(*1)

As of June 30, 2018 and December 31, 2017, the investments in joint ventures amounting to ~~W~~1,225,464 million were provided as collateral in relation to loans from project financing of Roy Hill Holdings Pty Ltd.

(*2)

During the six-month period ended June 30, 2018, the Company performed impairment test on shares of CSP-Compania Siderugica do Pecem due to evidences of impairment including continuous loss. Recoverable amount of the share is determined based on its value in use which is estimated from the present value of estimated future cash flows discounted at 9.27%. As a result of impairment test, the Company has recognized an impairment loss amounting to ~~W~~34,207 million since recoverable amount on shares of CSP is significantly less than its carrying amount.

22

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2018

(Unaudited)

10. Investment Property, Net

Changes in the carrying amount of investment property for the six-month period ended June 30, 2018 and the year ended December 31, 2017 were as follows:

(a)	For the six-month period ended June 30, 2018

(in millions of Won)	Beginning		Depreciation(*1)	Transfer(*2)	Ending
Land	~~W~~	38,035	—	6,611	44,646
Buildings		49,793	(1,825)	7,466	55,434
Structures		9,479	(315)	640	9,804

	~~W~~	97,307	(2,140)	14,717	109,884

(*1)	The useful life and depreciation method of investment property are identical to those of property, plant and equipment.
(*2)	Mainly includes assets transferred from property, plant and equipment in relation to change in rental ratio and the purpose of use.

(b)	For the year ended December 31, 2017

(in millions of Won)	Beginning		Depreciation(*1)	Transfer(*2)	Ending
Land	~~W~~	34,213	—	3,822	38,035
Buildings		46,437	(3,308)	6,664	49,793
Structures		5,646	(585)	4,418	9,479

	~~W~~	86,296	(3,893)	14,904	97,307

(*1)	The useful life and depreciation method of investment property are identical to those of property, plant and equipment.
(*2)	Mainly includes assets transferred from property, plant and equipment in relation to change in rental ratio and the purpose of use.

23

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2018

(Unaudited)

11. Property, Plant and Equipment, Net

Changes in the carrying amount of property, plant and equipment for the six-month period ended June 30, 2018 and the year ended December 31, 2017 were as follows:

(a)	For the six-month period ended June 30, 2018

(in millions of Won)	Beginning		Acquisitions	Disposals	Depreciation	Impairment(*1)	Others(*2)	Ending
Land	~~W~~	1,474,993	—	(3,709)	—	—	(6,607)	1,464,677
Buildings		2,334,399	553	(6,041)	(105,013)	—	27,584	2,251,482
Structures		2,352,008	667	(203)	(93,650)	—	40,081	2,298,903
Machinery and equipment		13,437,338	9,994	(31,414)	(832,312)	(16,264)	601,726	13,169,068
Vehicles		7,047	35	—	(2,918)	—	531	4,695
Tools		21,115	1,527	—	(5,357)	—	1,891	19,176
Furniture and fixtures		31,050	360	(31)	(4,212)	—	166	27,333
Finance lease assets		72,105	57,299	—	(4,304)	—	—	125,100
Construction-in-progress		1,831,215	740,394	—	—	—	(697,697)	1,873,912

	~~W~~	21,561,270	810,829	(41,398)	(1,047,766)	(16,264)	(32,325)	21,234,346

(*1)	The Company has recognized an impairment loss since recoverable amount on Fe powder factory is less than its carrying amount for the six-month period ended June 30, 2018.
(*2)	Represents assets transferred from construction-in-progress to intangible assets and other property, plant and equipment, assets transferred to investment properties, and others.

(b)	For the year ended December 31, 2017

(in millions of Won)	Beginning		Acquisitions	Disposals	Depreciation	Impairment(*1)	Others(*2)	Ending
Land	~~W~~	1,472,419	—	(4,970)	—	—	7,544	1,474,993
Buildings		2,451,009	2,324	(4,129)	(217,381)	—	102,576	2,334,399
Structures		2,464,391	5,712	(1,876)	(188,449)	(29)	72,259	2,352,008
Machinery and equipment		13,577,042	71,692	(77,575)	(1,649,668)	(17,619)	1,533,466	13,437,338
Vehicles		11,316	521	—	(7,117)	—	2,327	7,047
Tools		23,244	3,891	(8)	(11,289)	(3)	5,280	21,115
Furniture and fixtures		33,890	3,793	(29)	(9,063)	—	2,459	31,050
Finance lease assets		77,848	—	—	(5,743)	—	—	72,105
Construction-in-progress		2,146,250	1,513,388	—	—	—	(1,828,423)	1,831,215

	~~W~~	22,257,409	1,601,321	(88,587)	(2,088,710)	(17,651)	(102,512)	21,561,270

(*1)	The Company has recognized impairment losses since recoverable amount on Fe powder factory and ULPC facilities were less than their carrying amount for the year ended December 31, 2017.
(*2)	Represents assets transferred from construction-in-progress to intangible assets and other property, plant and equipment, assets transferred to investment properties, and others.

24

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2018

(Unaudited)

12. Intangible Assets, Net

Changes in the carrying amount of intangible assets for the six-month period ended June 30, 2018 and the year ended December 31, 2017 were as follows:

(a)	For the six-month period ended June 30, 2018

(in millions of Won)	Beginning		Acquisitions	Disposals	Amortization	Transfer(*3)	Ending
Intellectual property rights	~~W~~	24,177	—	(216)	(2,420)	2,435	23,976
Membership(*1)		48,277	2,539	—	—	(108)	50,708
Development expense		74,805	175	—	(16,127)	16,267	75,120
Port facilities usage rights		310,039	—	—	(10,835)	—	299,204
Construction-in-progress		55,292	17,635	—	—	(21,373)	51,554
Other intangible assets(*2)		15,484	75,558	—	(3,475)	(64,585)	22,982

	~~W~~	528,074	95,907	(216)	(32,857)	(67,364)	523,544

(*1)	Economic useful life of memberships is indefinite.
(*2)	The Company transferred the carrying amount of GHG emission rights amounting to ~~W~~71,468 million which is expected to be submitted within the current period to current assets.
(*3)	Represents assets transferred from construction-in-progress to intangible assets and assets transferred from property, plant and equipment, and others.

(b)	For the year ended December 31, 2017

(in millions of Won)	Beginning		Acquisitions	Disposals	Amortization	Impairment(*2)	Transfer(*3)	Ending
Intellectual property rights	~~W~~	22,671	—	(447)	(4,339)	—	6,292	24,177
Membership(*1)		48,512	—	(235)	—	—	—	48,277
Development expense		102,785	2,021	—	(61,037)	—	31,036	74,805
Port facilities usage rights		257,348	—	—	(19,990)	—	72,681	310,039
Construction-in-progress		52,925	62,200	—	—	—	(59,833)	55,292
Other intangible assets		24,649	1,573	(2)	(6,237)	(11,822)	7,323	15,484

	~~W~~	508,890	65,794	(684)	(91,603)	(11,822)	57,499	528,074

(*1)	Economic useful life of membership is indefinite.
(*2)	The Company has recognized an impairment losses on some other intangible assets since the recoverable amounts were less than carrying amounts.
(*3)	Represents assets transferred from construction-in-progress to intangible assets and assets transferred from property, plant and equipment, and others.

25

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2018

(Unaudited)

13. Other Assets

Other assets as of June 30, 2018 and December 31, 2017 are as follows:

(in millions of Won)	June 30, 2018		December 31, 2017
Current
Advance payments	~~W~~	6,594	7,156
Prepaid expenses		40,297	20,751
GHG emission rights		71,468	—

	~~W~~	118,359	27,907

Non-current
Long-term prepaid expenses	~~W~~	5,243	5,395
Others(*1)		43,615	92,424

	~~W~~	48,858	97,819

(*1)

As of June 30, 2018 and December 31, 2017, the Company recognized tax assets amounting to ~~W~~39,173 million and ~~W~~88,633 million, respectively, based on the Company’s best estimate of the tax amounts to be refunded when the result of the Company’s appeal in connection with the additional income tax payment in prior years tax audits that were finalized and claim for rectification are finalized.

14. Borrowings

(a)	Borrowings as of June 30, 2018 and December 31, 2017 are as follows:

(in millions of Won)	June 30, 2018		December 31, 2017
Short-term borrowings
Short-term borrowings	~~W~~	450,500	383,976
Current portion of long-term borrowings		1,125	2,715
Current portion of debentures		1,225,916	849,644
Less: Current portion of discount on debentures issued		(589)	(628)

	~~W~~	1,676,952	1,235,707

Long-term borrowings
Long-term borrowings	~~W~~	1,145	1,468
Debentures		2,402,598	2,672,327
Less: Discount on debentures issued		(6,955)	(8,278)

	~~W~~	2,396,788	2,665,517

(b)	Short-term borrowings as of June 30, 2018 and December 31, 2017 are as follows:

(in millions of Won)	Lenders	Issuance date	Maturity date	Annual interest rate (%)	June 30, 2018		December 31, 2017
Short-term borrowings	Korea Development Bank	2018.05.11	2018.12.11	2.17	~~W~~	300,000	300,000
Transfers of account receivables that do not qualify for derecognition	—	—	—	—		150,500	83,976

					~~W~~	450,500	383,976

26

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2018

(Unaudited)

(c)	Current portion of long-term borrowings as of June 30, 2018 and December 31, 2017 are as follows:

(in millions of Won)	Lenders	Issuance date	Maturity date	Annual interest rate (%)	June 30, 2018		December 31, 2017
Borrowings	Woori Bank	2011.04.28	2019.03.15	1.75	~~W~~	1,125	2,715
Debentures	Domestic debentures 304-1 and others	2011.11.28~ 2016.05.03	2018.10.04~ 2019.05.08	1.76~4.05		819,595	469,736
Foreign debentures	Samurai Bond 13	2013.12.11	2018.12.10	1.35		405,732	379,280

					~~W~~	1,226,452	851,731

(d)	Long-term borrowings excluding current portion, as of June 30, 2018 and December 31, 2017 are as follows:

(in millions of Won)	Lenders	Issuance date	Maturity date	Annual Interest rate (%)	June 30, 2018		December 31, 2017
Borrowings	—	—	—	—	~~W~~	—	375
Foreign borrowings	KOREA ENERGY AGENCY	2007.12.27~ 2008.12.29	2022.12.29	3 year Government bond		1,145	1,093
Debentures	Domestic debentures 304-2 and others	2011.11.28~ 2016.05.03	2020.10.04~ 2023.10.04	1.88~4.12		678,896	1,028,258
Foreign debentures	Japan Yen private bond and others	2010.10.28~ 2011.12.22	2020.10.28~ 2021.12.22	2.70~5.25		1,716,747	1,635,791

					~~W~~	2,396,788	2,665,517

15. Other Payables

Other payables as of June 30, 2018 and December 31, 2017 are as follows:

(in millions of Won)	June 30, 2018		December 31, 2017
Current
Accounts payable	~~W~~	410,001	460,427
Accrued expenses		373,314	379,797
Dividend payable		2,722	4,671
Finance lease liabilities		7,390	6,003
Withholdings		21,470	11,637

	~~W~~	814,897	862,535

Non-current
Accrued expenses	~~W~~	30,818	9,625
Finance lease liabilities		117,530	65,500
Long-term withholdings		3,152	3,356

	~~W~~	151,500	78,481

27

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2018

(Unaudited)

16. Other Financial Liabilities

Other financial liabilities as of June 30, 2018 and December 31, 2017 are as follows:

(in millions of Won)	June 30, 2018		December 31, 2017
Current
Derivative liabilities	~~W~~	—	9,632
Financial guarantee liabilities		13,655	13,532

	~~W~~	13,655	23,164

Non-current
Derivative liabilities	~~W~~	43,529	74,834
Financial guarantee liabilities		51,069	54,342

	~~W~~	94,598	129,176

17. Provisions

(a)	Provisions as of June 30, 2018 and December 31, 2017 are as follows:

	June 30, 2018			December 31, 2017
(in millions of Won)	Current		Non-current	Current	Non-current
Provision for bonus payments(*1)	~~W~~	5,876	—	5,893	—
Provision for restoration(*2)		12,506	14,891	12,273	17,198
Provision for litigation(*3)		—	2,052	—	2,052
Emission liabilities(*4)		88,714	—	—	—

	~~W~~	107,096	16,943	18,166	19,250

(*1)	Represents the provision for bonuses limited to 100% of annual salaries for executives.
(*2)

Due to contamination of land near the Company’s magnesium smelting plant located in Gangneung province and others, the Company recognized present values of estimated costs for recovery as provisions for restoration as of June 30, 2018. In order to determine the estimated costs, the Company has assumed that it would use all of technologies and materials available for now to recover the land. In addition, the Company has applied discount rates of 2.75% to measure present value of these costs.

(*3)	The Company has recognized provisions for certain litigations as of June 30, 2018.
(*4)	The Company has recognized emission liabilities which is estimated amount to be submitted to government in excess of GHG emission allowance as of June 30, 2018.

28

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2018

(Unaudited)

(b)	Changes in provisions for the six-month period ended June 30, 2018 and the year ended December 31, 2017 were as follows:

1)	For the six-month period ended June 30, 2018

(in millions of Won)	Beginning		Increase	Utilization	Ending
Provision for bonus payments	~~W~~	5,893	9,440	(9,457)	5,876
Provision for restoration		29,471	392	(2,466)	27,397
Provision for litigation		2,052	—	—	2,052
Emission liabilities		—	88,714	—	88,714

	~~W~~	37,416	98,546	(11,923)	124,039

2)	For the year ended December 31, 2017

(in millions of Won)	Beginning		Increase	Reversal	Utilization	Ending
Provision for bonus payments	~~W~~	3,985	22,300	—	(20,392)	5,893
Provision for restoration		37,178	822	—	(8,529)	29,471
Provision for litigation		2,497	—	(419)	(26)	2,052

	~~W~~	43,660	23,122	(419)	(28,947)	37,416

18. Employee Benefits

(a)	Defined contribution plans

The expense related to post-employment benefit plans under defined contribution plans for the six-month periods ended June 30, 2018 and 2017 were as follows:

	For the three-month periods ended June 30			For the six-month periods ended June 30
(in millions of Won)	2018		2017	2018	2017
Expense related to post-employment benefit plans under defined contribution plans	~~W~~	7,682	6,726	14,967	12,680

(b)	Defined benefit plans

1)	The amounts recognized in relation to net defined benefit liabilities in the statements of financial position as of June 30, 2018 and December 31, 2017 are as follows:

(in millions of Won)	June 30, 2018		December 31, 2017
Present value of funded obligations	~~W~~	1,096,764	1,108,876
Fair value of plan assets		(1,095,335)	(1,108,833)

Net defined benefit liabilities	~~W~~	1,429	43

29

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2018

(Unaudited)

2)	Changes in present value of defined benefit obligations for the six-month period ended June 30, 2018 and the year ended December 31, 2017 were as follows:

(in millions of Won)	June 30, 2018		December 31, 2017
Defined benefit obligation at the beginning of period	~~W~~	1,108,876	1,065,255
Current service costs		57,115	115,113
Interest costs		16,878	19,468
Remeasurement		—	25,425
Amount transferred from associate		241	—
Benefits paid		(86,346)	(116,385)

Defined benefit obligation at the end of period	~~W~~	1,096,764	1,108,876

3)	Changes in the fair value of plan assets for the six-month period ended June 30, 2018 and the year ended December 31, 2017 were as follows:

(in millions of Won)	June 30, 2018		December 31, 2017
Fair value of plan assets at the beginning of period	~~W~~	1,108,833	1,146,876
Interest on plan assets		16,877	31,697
Remeasurement of plan assets		(5,505)	(11,643)
Contributions to plan assets		50,000	49,963
Benefits paid		(74,870)	(108,060)

Fair value of plan assets at the end of period	~~W~~	1,095,335	1,108,833

4)	The amounts recognized in the statements of comprehensive income for the six-month periods ended June 30, 2018 and 2017 were as follows:

(in millions of Won)	For the three-month periods ended June 30			For the six-month periods ended June 30
	2018		2017	2018	2017
Current service costs	~~W~~	27,704	26,644	57,115	56,156
Net interest costs		464	(3,057)	1	(6,114)

	~~W~~	28,168	23,587	57,116	50,042

30

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2018

(Unaudited)

19. Other Liabilities

Other liabilities as of June 30, 2018 and December 31, 2017 are as follows:

(in millions of Won)	June 30, 2018		December 31, 2017
Current
Advances received	~~W~~	34,741	27,358
Withholdings		24,938	25,556
Unearned revenue		21,152	1,487

	~~W~~	80,831	54,401

Non-current
Unearned revenue	~~W~~	13,457	14,292

20. Financial Instruments

(a)	Classification and fair value of financial instruments

1)	The carrying amount and the fair values of financial assets and financial liabilities by fair value hierarchy as of June 30, 2018 and December 31, 2017 are as follows:

①	June 30, 2018

(in millions of Won)			Fair value
	Book value		Level 1	Level 2	Level 3	Total
Financial assets
Fair value through profit or loss(*1)
Derivative assets	~~W~~	12,112	—	12,112	—	12,112
Short-term financial instruments		5,011,382	—	5,011,382	—	5,011,382
Debt securities		8,050	—	—	—	—
Other securities		58,087	—	—	47,552	47,552
Other receivables		1,985	—	—	—	—
Fair value through other comprehensive income(*1)
Equity securities		1,202,131	972,436	—	183,250	1,155,686
Debt securities		2,477	—	—	—	—
Financial assets measured at amortized cost(*2)
Cash and cash Equivalents		224,843	—	—	—	—
Trade accounts and notes receivable		4,424,513	—	—	—	—
Debt securities		50,000	—	—	—	—
Other receivables		225,281	—	—	—	—
Deposit instruments		1,028,801	—	—	—	—

	~~W~~	12,249,662	972,436	5,023,494	230,802	6,226,732

Financial liabilities
Fair value through profit or loss
Derivative liabilities	~~W~~	43,529	—	43,529	—	43,529
Financial liabilities measured at amortized cost(*2)
Trade accounts and notes payable		897,505	—	—	—	—
Borrowings		4,073,740	—	4,187,635	—	4,187,635
Financial guarantee liabilities		64,724	—	—	—	—
Others		929,151	—	—	—	—

	~~W~~	6,008,649	—	4,231,164	—	4,231,164

(*1)	The Company has not performed fair value measurement for certain financial assets measured at fair value due to materiality considerations.

(*2)	The Company has not performed fair value measurement for financial assets and liabilities measured at amortized cost except borrowings since their fair value approximate carrying amounts.

31

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2018

(Unaudited)

②	December 31, 2017

(in millions of Won)			Fair value
	Book value		Level 1	Level 2	Level 3	Total
Financial assets
Available-for-sale financial assets(*1)	~~W~~	1,395,589	1,096,288	—	195,102	1,291,390
Loans and receivables(*2)
Cash and cash Equivalents		332,405	—	—	—	—
Trade accounts and notes receivable		3,874,929	—	—	—	—
Loans and other receivables		5,984,127	—	—	—	—

	~~W~~	11,587,050	1,096,288	—	195,102	1,291,390

Financial liabilities
Financial liabilities at fair value through profit or loss Derivative liabilities	~~W~~	84,466	—	84,466	—	84,466
Financial liabilities measured at amortized cost(*2)
Trade accounts and notes payable		1,025,027	—	—	—	—
Borrowings		3,901,224	—	4,041,204	—	4,041,204
Financial guarantee liabilities		67,874	—	—	—	—
Others		932,405	—	—	—	—

	~~W~~	6,010,996	—	4,125,670	—	4,125,670

(*1)	The Company has not performed fair value measurement for certain financial assets measured at fair value due to materiality considerations.

(*2)	The Company has not performed fair value measurement for financial assets and liabilities measured at amortized cost except borrowings since their fair value approximate carrying amounts.

32

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2018

(Unaudited)

2)	Financial liabilities were recognized in connection with financial guarantee contracts as of June 30, 2018. The details of the amount of guarantees provided are as follows:

(in millions of Won)		Guarantee limit			Guarantee amount
Guarantee beneficiary	Financial institution	Foreign currency		Won equivalent	Foreign currency	Won equivalent
Zhangjiagang Pohang	BTMU	CNY	260,500,000	44,131	208,400,000	35,305
Stainless Steel Co., Ltd.	Credit Agicole	CNY	305,000,000	51,670	244,000,000	41,336
	SMBC	CNY	195,000,000	33,035	156,000,000	26,428
POSCO Maharashtra	Export-Import Bank of Korea	USD	193,000,000	216,488	91,300,000	102,411
Steel Private Limited	HSBC	USD	110,000,000	123,387	43,000,000	48,233
	DBS	USD	100,000,000	112,170	50,000,000	56,085
	SCB	USD	106,853,000	119,857	54,318,500	60,929
	Citi	USD	60,000,000	67,302	18,000,000	20,191
	ING	USD	80,000,000	89,736	53,000,000	59,450
POSCO ASSAN TST	SMBC	USD	62,527,500	70,137	56,274,750	63,123
STEEL INDUSTRY	ING	USD	60,000,000	67,302	54,000,000	60,572
	BNP	USD	24,000,000	26,921	21,600,000	24,229
POSCO Asia Co., Ltd.	BOC	USD	50,000,000	56,085	50,000,000	56,085
POSCO MEXICO S.A. DE C.V	BOA	USD	30,000,000	33,651	30,000,000	33,651
	BTMU	USD	30,000,000	33,651	30,000,000	33,651
	CITI BANAMEX	USD	40,000,000	44,868	40,000,000	44,868
	ING	USD	20,000,000	22,434	20,000,000	22,434
	SMBC	USD	40,000,000	44,868	40,000,000	44,868
POSCO SS VINA Co., Ltd.	Export-Import Bank of Korea	USD	249,951,050	280,370	207,849,131	233,144
	BOA	USD	40,000,000	44,868	33,232,000	37,276
	BTMU	USD	40,000,000	44,868	33,232,000	37,276
	DBS	USD	24,400,000	27,369	20,271,520	22,739
POSCO-VIETNAM Co., Ltd.	Export-Import Bank of Korea	USD	196,000,000	219,853	196,000,000	219,853
PT . KRAKATAU POSCO	Export-Import Bank of Korea	USD	567,000,000	636,004	495,361,087	555,647
	SMBC	USD	140,000,000	157,038	122,498,478	137,407
	BTMU	USD	119,000,000	133,482	102,443,478	114,911
	SCB	USD	107,800,000	120,919	94,778,478	106,313
	MIZUHO	USD	105,000,000	117,779	90,391,305	101,392
	Credit Suisse AG	USD	91,000,000	102,075	78,339,130	87,873
	HSBC	USD	91,000,000	102,075	78,339,130	87,873
	ANZ	USD	73,500,000	82,445	65,250,652	73,192
	BOA	USD	35,000,000	39,260	30,130,435	33,797
	The Tokyo Star Bank, Ltd	USD	21,000,000	23,556	18,078,261	20,278
POSCO COATED STEEL (THAILAND) CO., LTD.	The Great & Co.	THB	5,501,000,000	186,099	5,501,000,000	186,099
LLP POSUK Titanium	SMBC	USD	15,000,000	16,826	15,000,000	16,826
CSP—Compania	Export-Import Bank of Korea	USD	182,000,000	204,149	182,000,000	204,149
Siderurgica do Pecem	Santander	USD	47,600,000	53,393	47,600,000	53,393
	BNP	USD	47,600,000	53,393	47,600,000	53,393
	MIZUHO	USD	47,600,000	53,393	47,600,000	53,393
	Credit Agricole	USD	20,000,000	22,434	17,600,000	19,742
	SOCIETE GENERALE	USD	20,000,000	22,434	17,600,000	19,742
	KfW	USD	20,000,000	22,434	20,000,000	22,434
	BBVA Seoul	USD	17,600,000	19,742	17,600,000	19,742
	ING	USD	17,600,000	19,742	17,600,000	19,742
	BNDES	BRL	464,060,000	134,758	464,060,000	134,758
Nickel Mining Company SAS	SMBC	EUR	46,000,000	59,663	46,000,000	59,663

		USD	3,342,031,550	3,748,758	2,747,888,335	3,082,307
		CNY	760,500,000	128,836	608,400,000	103,069
		EUR	46,000,000	59,663	46,000,000	59,663
		THB	5,501,000,000	186,099	5,501,000,000	186,099
		BRL	464,060,000	134,758	464,060,000	134,758

33

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2018

(Unaudited)

3)	Finance income and costs by category of financial instrument for the six-month periods ended June 30, 2018 and 2017 were as follows:

①	For the six-month period ended June 30, 2018

(in millions of Won)	Finance income and costs								Other comprehensive income (loss)
	Interest income (expense)		Dividend income(*1)	Gain and loss on foreign currency	Gain and loss on disposal	Gain and loss on valuation	Others	Total
Financial assets at fair value through profit or loss	~~W~~	64,638	—	—	989	11,044	—	76,671	—
Financial assets at fair value through other comprehensive income		—	67,891	—	—	—	—	67,891	(56,278)
Financial assets measured at amortized cost		9,036	—	37,515	—	—	—	46,551	—
Financial liabilities at fair value through profit or loss		—	—	—	—	40,937	—	40,937	—
Financial liabilities measured at amortized cost		(63,621)	—	(130,417)	—	—	4,242	(189,796)	—

	~~W~~	10,053	67,891	(92,902)	989	51,981	4,242	42,254	(56,278)

(*1)	Finance income in the statement of comprehensive income includes the dividends from subsidiaries, associates and joint ventures of ~~W~~91,229 million for the six-month period ended June 30, 2018.

②	For the six-month period ended June 30, 2017

(in millions of Won)	Finance income and costs								Other comprehensive income (loss)
	Interest income (expense)		Dividend income(*1)	Gain and loss on foreign currency	Gain and loss on disposal	Impairment loss	Others	Total
Financial assets at fair value through profit or loss	~~W~~	—	—	—	—	—	(66,905)	(66,905)	—
Available-for-sale financial assets		28	27,950	—	96,083	(52,799)	—	71,262	225,185
Loans and receivables		37,957	—	(63,652)	—	—	(396)	(26,091)	—
Financial liabilities at fair value through profit or loss		—	—	—	—	—	(9,447)	(9,447)	—
Financial liabilities at amortized cost		(54,492)	—	159,365	—	—	4,800	109,673	—

	~~W~~	(16,507)	27,950	95,713	96,083	(52,799)	(71,948)	78,492	225,185

(*1)	Finance income in the statement of comprehensive income includes the dividends from subsidiaries, associates and joint ventures of ~~W~~110,007 million for the six-month period ended June 30, 2017.

4)	Finance income and costs by category of financial instrument for the three-month periods ended June 30, 2018 and 2017 were as follows:

①	For the three-month period ended June 30, 2018

(in millions of Won)	Finance income and costs								Other comprehensive income (loss)
	Interest income (expense)		Dividend income(*1)	Gain and loss on foreign currency	Gain and loss on disposal	Gain and loss on valuation	Others	Total
Financial assets at fair value through profit or loss	~~W~~	32,598	—	—	989	2,222	—	35,809	—
Financial assets at fair value through other comprehensive income		—	42,128	—	—	—	—	42,128	(16,126)
Financial assets measured at amortized cost		5,406	—	35,497	—	—	—	40,903	—
Financial liabilities at fair value through profit or loss		—	—	—	—	54,865	—	54,865	—
Financial liabilities measured at amortized cost		(33,260)	—	(114,385)	—	—	1,532	(146,113)	—

	~~W~~	4,744	42,128	(78,888)	989	57,087	1,532	27,592	(16,126)

(*1)	Finance income in the statement of comprehensive income includes the dividends from subsidiaries, associates and joint ventures of ~~W~~15,683 million for the three-month period ended June 30, 2018.

34

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2018

(Unaudited)

②	For the three-month period ended June 30, 2017

(in millions of Won)	Finance income and costs
	Interest income (expense)		Dividend income(*1)	Gain and loss on foreign currency	Gain and loss on disposal	Impairment loss	Others	Total	Other comprehensive income (loss)
Financial assets at fair value through profit or loss	~~W~~	—	—	—	—	—	8,066	8,066	—
Available-for-sale financial assets		14	11,202	—	96,902	(52,079)	—	56,039	185,159
Loans and receivables		18,386	—	43,287	—	—	(191)	61,482	—
Financial liabilities at fair value through profit or loss		—	—	—	—	—	22,644	22,644	—
Financial liabilities at amortized cost		(26,511)	—	(53,354)	—	—	2,438	(77,427)	—

	~~W~~	(8,111)	11,202	(10,067)	96,902	(52,079)	32,957	70,804	185,159

(*1)	Finance income in the statement of comprehensive income includes the dividends from subsidiaries, associates and joint ventures of ~~W~~38,545 million for the three-month period ended June 30, 2017.

(b)	Financial risk management

The Company is exposed to credit risk, liquidity risk and market risk arising from financial assets and liabilities. The Company’s financial risk management objectives and policies are consistent with those disclosed in the separate financial statements as of and for the year ended December 31, 2017.

21.	Share Capital and Capital Surplus

(a)	Share capital as of June 30, 2018 and December 31, 2017 are as follows:

(Share, in Won)	June 30, 2018		December 31, 2017
Authorized shares		200,000,000	200,000,000
Par value	~~W~~	5,000	5,000
Issued shares(*1)		87,186,835	87,186,835
Shared capital(*2)	~~W~~	482,403,125,000	482,403,125,000

(*1)	As of June 30, 2018, total shares of ADRs of 36,898,912, outstanding in overseas stock market, are equivalent to 9,224,728 shares of common stock.
(*2)	As of June 30, 2018, the difference between the ending balance of common stock and the par value of issued common stock is ~~W~~46,469 million due to retirement of 9,293,790 treasury stocks.
(b)	Capital surplus as of June 30, 2018 and December 31, 2017 are as follows :

(in millions of Won)	June 30, 2018		December 31, 2017
Share premium	~~W~~	463,825	463,825
Gain on disposal of treasury shares		784,027	783,914
Loss from merger		(91,310)	(91,310)
Loss on disposal of hybrid bonds		(2,465)	—

	~~W~~	1,154,077	1,156,429

22.	Hybrid Bonds

35

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2018

(Unaudited)

Hybrid bonds classified as equity as of June 30, 2018 and December 31, 2017 are as follows:

(in millions of Won)	Date of issue	Date of maturity	Interest rate (%)	June 30, 2018		December 31, 2017
Hybrid bond 1-1(*1)	—	—	—	~~W~~	—	800,000
Hybrid bond 1-2(*2)	6/13/2013	6/13/2043	4.60		200,000	200,000
Issuance cost					(616)	(3,081)

				~~W~~	199,384	996,919

(*1)	During the six-month period ended June 30, 2018, the Company exercised call option of the hybrid bond.
(*2)	Details of issuance of a hybrid bond as of June 30, 2018 are as follows:

Hybrid bond 1-2
Maturity date	30 years (The Company has a right to extend the maturity date)
Interest rate	Issue date ~ 2023-06-12 : 4.60%
Reset every 10 years as follows;
• After 10 years : return on government bond (10 years) + 1.40%
• After 10 years : additionally + 0.25% according to Step-up clauses
• After 30 years : additionally + 0.75%
Interest payments condition	Quarterly (Optional deferral of interest payment is available to the Company)
Others	The Company can call the hybrid bond at year 10 and interest payment date afterwards

The hybrid bond holders’ preference in the event of liquidation is higher than the common stock holders, but lower than other creditors. The interest accumulated but not paid on the hybrid bonds as of June 30, 2018 amounts to ~~W~~454 million.

23. Reserves

Reserves as of June 30, 2018 and December 31, 2017 are as follows:

(in millions of Won)	June 30, 2018		December 31, 2017
Changes in fair value of equity investments at fair value through other comprehensive income	~~W~~	(148,011)	—
Changes in unrealized fair value of available-for-sale investments		—	233,390

	~~W~~	(148,011)	233,390

24. Treasury Shares

As of June 30, 2018, the Company holds 7,185,963 shares of treasury stock for price stabilization and others in accordance with the Board of Director’s resolution.

36

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2018

(Unaudited)

25. Revenue

(a)	Details of revenue disaggregated by types of revenue and timing of revenue recognition for the three-month and six-month periods ended June 30, 2018 and 2017 were as follows:

(in millions of Won)	For the three-month periods ended June 30			For the six-month periods ended June 30
	2018		2017	2018	2017
Types of revenue
Sales of steel product	~~W~~	7,471,128	7,088,145	15,003,744	14,095,117
Transportation services		172,629	—	345,284	—
Others		61,088	46,205	116,707	106,679

	~~W~~	7,704,845	7,134,350	15,465,735	14,201,796

Timing of revenue recognition
Revenue recognized at a point in time	~~W~~	7,516,739	7,120,494	15,091,782	14,174,301
Revenue recognized over time		188,106	13,856	373,953	27,495

	~~W~~	7,704,845	7,134,350	15,465,735	14,201,796

(b)

Details of contract assets and liabilities from contracts with customers as of June 30, 2018 and January 1, 2018, initial application date of K-IFRS No. 1115 “Revenue from Contracts with Customers” and K-IFRS No. 1109 “Financial Instruments”, are as follows:

(in millions of Won)	June 30, 2018		The date of initial application (January 1, 2018)
Receivables
Account receivables	~~W~~	4,424,513	3,874,859
Contract assets
Account receivables		4,477	5,559
Contract liabilities
Advance received		34,741	27,358
Unearned income		34,269	30,735

37

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2018

(Unaudited)

26. Selling and Administrative Expenses

(a)	Other administrative expenses

Other administrative expenses for the three-month and six-month periods ended June 30, 2018 and 2017 were as follows:

(in millions of Won)	For the three-month periods ended June 30			For the six-month periods ended June 30
	2018		2017	2018	2017
Wages and salaries	~~W~~	57,080	51,108	125,015	115,815
Expenses related to post-employment benefits		6,274	6,039	15,851	16,284
Other employee benefits		17,060	10,092	32,380	21,510
Travel		3,337	3,170	5,965	5,959
Depreciation		3,661	4,426	7,496	8,910
Amortization		7,342	14,577	14,340	28,666
Rental		12,955	10,606	26,176	22,281
Repairs		4,628	1,931	7,686	3,433
Advertising		24,341	30,252	50,291	51,416
Research & development		17,853	16,055	34,280	38,012
Service fees		44,341	39,983	84,522	76,525
supplies expense		192	1,210	1,103	2,195
Vehicles maintenance		2,244	1,412	2,269	2,892
Industry association fee		1,380	1,217	3,154	2,950
Training		6,076	4,751	10,143	9,263
Conference		1,304	1,058	2,628	2,140
Others		13,133	10,074	20,185	16,788

	~~W~~	223,201	207,961	443,484	425,039

(b)	Selling expenses

Selling expenses for the three-month and six-month periods ended June 30, 2018 and 2017 were as follows:

(in millions of Won)	For the three-month periods ended June 30			For the six-month periods ended June 30
	2018		2017	2018	2017
Freight and custody expenses	~~W~~	207,449	187,004	419,288	382,281
Operating expenses for distribution center		2,447	2,401	4,847	4,813
Sales commissions		15,902	12,871	31,490	23,991
Sales advertising		374	819	829	1,091
Sales promotion		1,375	1,357	2,425	2,481
Sample		356	399	759	527
Sales insurance premium		861	962	1,935	2,959

	~~W~~	228,764	205,813	461,573	418,143

38

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2018

(Unaudited)

27. Finance Income and Costs

Details of finance income and costs for the three-month and six-month periods ended June 30, 2018 and 2017 were as follows:

	For the three-month periods ended June 30			For the six-month periods ended June 30
(in millions of Won)	2018		2017	2018	2017
Finance income
Interest income(*1)	~~W~~	38,004	18,400	73,674	37,985
Dividend income		57,811	49,747	159,120	137,957
Gain on foreign currency transactions		35,297	34,681	85,403	103,139
Gain on foreign currency translations		29,045	(32,649)	44,086	131,235
Gain on valuation of derivatives		34,594	—	53,048	—
Gain on disposals of available-for-sale investment		—	96,904	—	96,904
Gain on disposals of Financial assets measured at fair value through profit or loss		989	—	989	—
Others		2,027	2,451	5,112	4,829

	~~W~~	197,767	169,534	421,432	512,049

Finance costs
Interest expenses	~~W~~	33,260	26,511	63,621	54,492
Loss on foreign currency transactions		61,146	54,079	91,379	118,672
Loss on foreign currency translations		82,084	(41,980)	131,012	19,989
Loss on valuation of derivatives		(23,560)	(30,711)	—	76,352
Impairment loss on available-for-sale investment		—	52,079	—	52,799
Loss on valuation of Financial assets measured at fair value through profit or loss		1,067	—	1,067	—
Others		495	207	870	1,246

	~~W~~	154,492	60,185	287,949	323,550

(*1)	Interest income calculated using the effective interest method for the six-month periods ended June 30, 2018 and 2017 were ~~W~~9,036 million and ~~W~~9,031 million, respectively.

39

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2018

(Unaudited)

28. Other Non-Operating Income and Expenses

Details of other non-operating income and expenses for the three-month and six-month periods ended June 30, 2018 and 2017 were as follows:

	For the three-month periods ended June 30			For the six-month periods ended June 30
(in millions of Won)	2018		2017	2018	2017
Other non-operating income
Gain on disposals of property, plant and equipment	~~W~~	16,824	11,385	20,402	15,928
Gain on disposals of intangible assets		70,761	15,480	99,361	21,976
Reversal of impairment losses on investments in subsidiaries, associates and joint ventures		—	—	—	225,860
Others(*1)		49,265	4,521	61,451	11,555

	~~W~~	136,850	31,386	181,214	275,319

Other non-operating expenses
Loss on disposals of property, plant and equipment	~~W~~	46,985	47,016	60,528	70,375
Impairment losses on property, plant and equipment		—	—	16,264	5,562
Impairment losses on intangible assets		—	11,822	—	11,822
Impairment losses on of investment in subsidiaries, associates and joint ventures		—	12,816	34,207	12,816
Impairment loss on assets held for sale		2,588	—	5,622	—
Donations		7,429	80	21,750	15,400
Others(*2)		156,082	3,194	175,399	6,814

	~~W~~	213,084	74,928	313,770	122,789

(*1)

During the six-month period ended June 30, 2018, the Company recognized ~~W~~41,137 million of tax refund including corporate tax due to the consequences of appeal to tax tribunal against tax investigation as non-operating income.

(*2)	During the six-month period ended June 30, 2018, the Company recognized ~~W~~161,772 million of additional taxes imposed on value added tax related to imported LNG as non-operating expense.

40

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2018

(Unaudited)

29. Expenses by Nature

Expenses that are recorded by nature as cost of sales, selling and administrative expenses, impairment loss on other receivables and other non-operating expenses in the statements of comprehensive income for the three-month and six-month periods ended June 30, 2018 and 2017 were as follows (excluding finance costs and income tax expenses):

	For the three-month periods ended June 30			For the six-month periods ended June 30
(in millions of Won)	2018		2017	2018	2017
Changes in inventories(*1)	~~W~~	2,474	(34,455)	182,988	(159,031)
Raw materials and consumables used		4,384,602	4,325,414	8,501,867	8,363,455
Employee benefits expenses		412,750	394,115	902,190	809,893
Outsourced processing cost		586,774	511,269	1,173,122	1,024,466
Depreciation(*2)		526,220	520,765	1,049,906	1,038,962
Amortization		16,638	22,741	32,857	44,036
Electricity and water expenses		167,327	148,606	335,648	317,360
Service fees		66,079	58,346	124,188	112,997
Rental		17,174	15,488	37,426	33,290
Advertising		24,341	30,252	50,291	51,416
Freight and custody expenses		207,449	187,004	419,288	382,281
Sales commissions		15,902	12,871	31,490	23,991
Loss on disposals of property, plant and equipment		46,985	47,016	60,528	70,375
Impairment loss on property, plant and equipment		—	—	16,264	5,562
Impairment loss on investments in subsidiaries, associates and joint ventures		—	12,816	34,207	12,816
Others		621,532	372,067	992,550	812,315

	~~W~~	7,096,247	6,624,315	13,944,810	12,944,184

(*1)	Changes in inventories are the changes in product, semi-finished products and by-products.
(*2)	Includes depreciation of investment property.

30. Income Taxes

The effective tax rates of the Company for the six-month periods ended June 30, 2018 and 2017 were 26.76% and 21.65%, respectively.

41

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2018

(Unaudited)

31. Earnings per Share

Basic and diluted earnings per share for the three-month and six-month periods ended June 30, 2018 and 2017 were as follows:

	For the three-month periods ended June 30			For the six-month periods ended June 30
(in Won except per share information)	2018		2017	2018	2017
Profit for the period	~~W~~	580,290,733,901	509,163,850,257	1,349,027,466,410	1,348,800,781,097
Interests of hybrid bonds		(6,650,931,505)	(7,877,385,203)	(14,358,575,340)	(16,298,038,354)
Weighted-average number of common shares outstanding(*1)		80,000,630	79,998,476	80,000,147	79,998,084
Basic and diluted earnings per share		7,170	6,266	16,683	16,657

(*1)	The weighted-average number of common shares used to calculate basic earnings per share are as follows:

	For the three-month periods ended June 30		For the six-month periods ended June 30
(in share)	2018	2017	2018	2017
Total number of common shares issued	87,186,835	87,186,835	87,186,835	87,186,835
Weighted-average number of treasury shares	(7,186,205)	(7,188,359)	(7,186,688)	(7,188,751)

Weighted-average number of common shares outstanding	80,000,630	79,998,476	80,000,147	79,998,084

Since there were no potential shares of common stock which had dilutive effects as of June 30, 2018 and 2017, diluted earnings per share is equal to basic earnings per share.

42

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2018

(Unaudited)

32. Related Party Transactions

(a)	Significant transactions with related companies for the six-month periods ended June 30, 2018 and 2017 were as follows:

1)	For the six-month period ended June 30, 2018

(in millions of Won)	Sales and others(*1)			Purchase and others(*2)
	Sales		Others	Purchase of material	Purchase of fixed assets	Outsourced processing cost	Others
Subsidiaries(*3)
POSCO ENGINEERING & CONSTRUCTION CO.,LTD.	~~W~~	4,967	63	—	139,725	9	23,205
POSCO COATED & COLOR STEEL Co., Ltd.		227,199	2,724	—	—	4,218	664
POSCO ICT(*4)		1,319	7,475	—	137,368	16,173	95,168
eNtoB Corporation		5	60	175,914	8,347	58	12,292
POSCO CHEMTECH		200,582	23,081	259,624	15,978	155,550	601
POSCO ENERGY CO., LTD.		95,908	702	—	—	—	—
POSCO DAEWOO Corporation		2,892,020	38,859	343,617	—	29,378	675
POSCO Thainox Public Company Limited		140,624	5,249	5,452	—	—	—
POSCO America Corporation		135,136	—	—	—	—	947
POSCO Canada Ltd.		190	882	128,164	—	—	—
POSCO Asia Co., Ltd.		951,799	162	236,375	535	1,325	1,884
Qingdao Pohang Stainless Steel Co., Ltd.		87,177	7	—	—	—	5
POSCO JAPAN Co., Ltd.		693,432	6	11,717	1,709	—	1,493
POSCO-VIETNAM Co., Ltd.		163,916	21	—	—	—	8
POSCO MEXICO S.A. DE C.V.		146,389	37	—	—	—	—
POSCO Maharashtra Steel Private Limited		268,909	349	—	—	—	86
POSCO(Suzhou) Automotive Processing Center Co., Ltd.		112,256	—	—	—	—	5
Others(*5)		578,854	20,540	145,626	11,014	128,471	62,924

		6,700,682	100,217	1,306,489	314,676	335,182	199,957

Associates and joint ventures(*3)
POSCO PLANTEC Co., Ltd.		5,268	108	1,632	75,575	10,509	4,783
SNNC		2,467	602	243,010	—	—	5
POSCO-SAMSUNG-Slovakia Processing Center		28,513	—	—	—	—	—
Roy Hill Holdings Pty Ltd		—	—	408,815	—	—	—
Others		5,107	45,128	35,823	—	—	5

		41,355	45,838	689,280	75,575	10,509	4,793

	~~W~~	6,742,037	146,055	1,995,769	390,251	345,691	204,750

(*1)	Sales and others are mainly consist of sales of steel products to subsidiaries, associates and joint ventures.
(*2)	Purchases and others are mainly consist of subsidiaries’ purchases of construction services and purchases of raw materials to manufacture steel products.
(*3)	As of June 30, 2018, the Company provided guarantees to related companies (Note 20).
(*4)	Others (purchase) mainly consist of service fees related to maintenance and repair of ERP System.
(*5)

During the six-month period ended June 30, 2018, the Company made loans of ~~W~~2,950 million to Suncheon Eco Trans Co., Ltd., a subsidiary of the Company. As of June 30, 2018, corresponding amounts of those loans were recorded as allowance for doubtful accounts.

43

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2018

(Unaudited)

2)	For the six-month period ended June 30, 2017

(in millions of Won)	Sales and others			Purchase and others
	Sales		Others	Purchase of material	Purchase of fixed assets	Outsourced processing cost	Others
Subsidiaries
POSCO ENGINEERING & CONSTRUCTION CO.,LTD.	~~W~~	1,778	44	—	80,775	—	4,528
POSCO Processing&Service		298,781	1	113,628	4,595	8,309	404
POSCO COATED & COLOR STEEL Co., Ltd.		205,803	3,533	—	—	5,165	22
POSCO ICT		791	5,077	—	145,916	13,894	86,413
eNtoB Corporation		1	30	155,121	1,502	17	13,138
POSCO CHEMTECH		173,162	21,064	231,609	15,721	141,196	6,259
POSCO ENERGY CO., LTD.		83,310	698	—	—	—	—
POSCO DAEWOO Corporation		2,458,294	35,155	211,854	221	16,755	1,249
POSCO Thainox Public Company Limited		109,055	9,780	6,130	—	—	—
POSCO America Corporation		203,013	—	90	—	—	75
POSCO Canada Ltd.		218	349	142,566	—	—	—
POSCO Asia Co., Ltd.		1,000,653	610	232,150	194	764	1,575
Qingdao Pohang Stainless Steel Co., Ltd.		81,685	—	—	—	—	28
POSCO JAPAN Co., Ltd.		754,062	—	13,481	—	—	739
POSCO MEXICO S.A. DE C.V.		176,937	—	—	—	—	—
POSCO Maharashtra Steel Private Limited		219,889	—	—	—	—	32
POSCO(Suzhou) Automotive Processing Center Co., Ltd.		100,616	—	—	—	—	—
Others		563,923	7,039	137,576	16,730	115,190	49,604

		6,431,971	83,380	1,244,205	265,654	301,290	164,066

Associates and joint ventures
POSCO PLANTEC Co., Ltd.		453	46	3,742	202,905	10,333	15,965
SNNC		2,657	284	244,116	—	—	1
POSCO-SAMSUNG-Slovakia Processing Center		23,459	—	—	—	—	—
Roy Hill Holdings Pty Ltd		—	—	362,734	—	—	—
CSP - Compania Siderurgica do Pecem		—	—	150,097	—	—	—
Others		6,871	39,846	44,626	—	—	1

		33,440	40,176	805,315	202,905	10,333	15,967

	~~W~~	6,465,411	123,556	2,049,520	468,559	311,623	180,033

44

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2018

(Unaudited)

(b)	Significant transactions with related companies for the three-month periods ended June 30, 2018 and 2017 were as follows:

1)	For the three-month period ended June 30, 2018

(in millions of Won)	Sales and others			Purchase and others
	Sales		Others	Purchase of material	Purchase of fixed assets	Outsourced processing cost	Others
Subsidiaries
POSCO ENGINEERING & CONSTRUCTION CO.,LTD.	~~W~~	4,205	10	—	81,019	—	13,917
POSCO COATED & COLOR STEEL Co., Ltd.		116,447	164	—	—	2,626	475
POSCO ICT		671	1	—	66,547	8,086	46,321
eNtoB Corporation		4	—	90,057	5,001	13	6,479
POSCO CHEMTECH		102,349	5,406	127,033	10,291	78,268	453
POSCO ENERGY CO., LTD.		43,813	333	—	—	—	—
POSCO DAEWOO Corporation		1,429,416	7	155,339	—	15,483	353
POSCO Thainox Public Company Limited		74,649	5,249	2,255	—	—	—
POSCO America Corporation		71,770	—	—	—	—	61
POSCO Canada Ltd.		190	564	58,158	—	—	—
POSCO Asia Co., Ltd.		455,936	21	148,374	232	423	1,012
Qingdao Pohang Stainless Steel Co., Ltd.		43,146	—	—	—	—	—
POSCO JAPAN Co., Ltd.		343,676	6	5,743	984	—	499
POSCO-VIETNAM Co., Ltd.		75,630	8	—	—	—	—
POSCO MEXICO S.A. DE C.V.		81,299	20	—	—	—	—
POSCO Maharashtra Steel Private Limited		134,136	140	—	—	—	56
POSCO(Suzhou) Automotive Processing Center Co., Ltd.		45,102	—	—	—	—	—
Others		279,009	12,612	86,258	5,843	63,203	35,253

		3,301,448	24,541	673,217	169,917	168,102	104,879

Associates and joint ventures
POSCO PLANTEC Co., Ltd.		4,932	28	718	47,532	4,751	2,635
SNNC		1,259	180	109,397	—	—	—
POSCO-SAMSUNG-Slovakia Processing Center		10,275	—	—	—	—	—
Roy Hill Holdings Pty Ltd		—	—	217,358	—	—	—
Others		2,388	35,397	18,845	—	—	—

		18,854	35,605	346,318	47,532	4,751	2,635

	~~W~~	3,320,302	60,146	1,019,535	217,449	172,853	107,514

2)	For the three-month period ended June 30, 2017

(in millions of Won)	Sales and others			Purchase and others
	Sales		Others	Purchase of material	Purchase of fixed assets	Outsourced processing cost	Others
Subsidiaries
POSCO ENGINEERING & CONSTRUCTION CO.,LTD.	~~W~~	1,007	16	—	42,821	—	142
POSCO COATED & COLOR STEEL Co., Ltd.		100,614	119	—	—	2,702	—
POSCO ICT		490	7	—	100,638	6,994	42,033
eNtoB Corporation		1	—	75,597	183	7	7,973
POSCO CHEMTECH		90,575	5,464	116,066	12,567	70,148	628
POSCO ENERGY CO., LTD.		39,855	331	—	—	—	—
POSCO DAEWOO Corporation		1,425,056	—	141,381	192	12,385	647
POSCO Thainox Public Company Limited		56,888	9,780	2,914	—	—	—
POSCO America Corporation		103,168	—	90	—	—	39
POSCO Canada Ltd.		218	320	82,568	—	—	—
POSCO Asia Co., Ltd.		475,664	54	164,589	—	573	598
Qingdao Pohang Stainless Steel Co., Ltd.		44,833	—	—	—	—	2
POSCO JAPAN Co., Ltd.		398,464	—	7,117	—	—	499
POSCO MEXICO S.A. DE C.V.		96,387	—	—	—	—	—
POSCO Maharashtra Steel Private Limited		123,505	—	—	—	—	11
POSCO(Suzhou) Automotive Processing Center Co., Ltd.		44,747	—	—	—	—	—
Others		274,699	635	93,722	5,418	57,750	26,114

		3,276,171	16,726	684,044	161,819	150,559	78,686

Associates and joint ventures
POSCO PLANTEC Co., Ltd.		350	5	2,955	108,239	5,299	6,249
SNNC		1,390	133	122,307	—	—	—
POSCO-SAMSUNG-Slovakia Processing Center		10,483	—	—	—	—	—
Roy Hill Holdings Pty Ltd		—	—	206,485	—	—	—
CSP - Compania Siderurgica do Pecem		—	—	73,156	—	—	—
Others		3,058	27,402	20,895	—	—	—

		15,281	27,540	425,798	108,239	5,299	6,249

	~~W~~	3,291,452	44,266	1,109,842	270,058	155,858	84,935

45

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2018

(Unaudited)

(c)	The related account balances of significant transactions with related companies as of June 30, 2018 and December 31, 2017 are as follows:

1)	June 30, 2018

(in millions of Won)	Receivables				Payables
	Trade accounts and notes receivable		Others	Total	Trade accounts and notes payable	Accounts payable	Others	Total
Subsidiaries
POSCO ENGINEERING & CONSTRUCTION CO.,LTD.	~~W~~	1	2,589	2,590	—	34,854	485	35,339
POSCO COATED & COLOR STEEL Co., Ltd.		54,928	508	55,436	—	5	1,383	1,388
POSCO ICT		—	113	113	1,059	58,484	8,470	68,013
eNtoB Corporation		—	—	—	6,235	30,281	—	36,516
POSCO CHEMTECH		67,837	3,617	71,454	18,512	53,745	17,521	89,778
POSCO ENERGY CO., LTD.		28,440	886	29,326	—	—	1,425	1,425
POSCO DAEWOO Corporation		473,524	1,521	475,045	7,860	5,791	6,139	19,790
POSCO Thainox Public Company Limited		74,662	—	74,662	672	—	—	672
POSCO America Corporation		20,761	—	20,761	—	—	—	—
POSCO Asia Co., Ltd.		459,630	595	460,225	3,611	—	—	3,611
Qingdao Pohang Stainless Steel Co., Ltd.		28,677	—	28,677	—	—	—	—
POSCO MEXICO S.A. DE C.V.		107,616	569	108,185	—	—	—	—
POSCO Maharashtra Steel Private Limited		375,963	3,934	379,897	—	—	—	—
Others		421,989	52,259	474,248	22,671	26,570	82,346	131,587

		2,114,028	66,591	2,180,619	60,620	209,730	117,769	388,119

Associates and joint ventures
POSCO PLANTEC Co., Ltd.		5,038	1	5,039	2,575	12,842	36	15,453
SNNC		467	53	520	25,065	—	—	25,065
Roy Hill Holdings Pty Ltd		—	—	—	11,790	31	—	11,821
Others		7,326	18,829	26,155	141	—	—	141

		12,831	18,883	31,714	39,571	12,873	36	52,480

	~~W~~	2,126,859	85,474	2,212,333	100,191	222,603	117,805	440,599

2)	December 31, 2017

(in millions of Won)	Receivables				Payables
	Trade accounts and notes receivable		Others	Total	Trade accounts and notes payable	Accounts payable	Others	Total
Subsidiaries
POSCO ENGINEERING & CONSTRUCTION CO., LTD.	~~W~~	2	2,908	2,910	—	21,965	674	22,639
POSCO COATED & COLOR STEEL Co., Ltd.		58,184	324	58,508	—	5	504	509
POSCO ICT		55	217	272	1,458	72,586	27,009	101,053
eNtoB Corporation		—	—	—	12,252	31,899	20	44,171
POSCO CHEMTECH		61,810	3,589	65,399	51,774	20,313	17,568	89,655
POSCO ENERGY CO., LTD.		33,239	1,673	34,912	—	—	1,425	1,425
POSCO DAEWOO Corporation		483,915	12,739	496,654	10,213	2,145	5,794	18,152
POSCO Thainox Public Company Limited		57,826	—	57,826	1,204	—	—	1,204
POSCO America Corporation		5,365	—	5,365	—	—	—	—
POSCO Asia Co., Ltd.		404,857	541	405,398	9,811	24	—	9,835
Qingdao Pohang Stainless Steel Co., Ltd.		31,693	—	31,693	—	—	—	—
POSCO MEXICO S.A. DE C.V.		55,695	530	56,225	—	—	—	—
POSCO Maharashtra Steel Private Limited		392,630	5,733	398,363	—	—	—	—
Others		384,385	49,403	433,788	15,038	59,575	31,118	105,731

		1,969,656	77,657	2,047,313	101,750	208,512	84,112	394,374

Associates and jointventures
POSCO PLANTEC Co., Ltd.		1,946	9	1,955	3,842	15,723	—	19,565
SNNC		648	61	709	49,506	3	—	49,509
Others		8,350	904	9,254	824	—	—	824
		10,944	974	11,918	54,172	15,726	—	69,898

	~~W~~	1,980,600	78,631	2,059,231	155,922	224,238	84,112	464,272

46

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2018

(Unaudited)

(d)	For the six-month periods ended June 30, 2018 and 2017, details of compensation to key management officers were as follows:

(in millions of Won)	June 30, 2018		June 30, 2017
Short-term benefits	~~W~~	23,674	27,764
Long-term benefits		2,769	3,508
Retirement benefits		7,753	5,897

	~~W~~	34,196	37,169

Key management officers include directors (including non-standing directors), executive officials and fellow officials who have significant influence and responsibilities in the Company’s business and operations.

33. Commitments and Contingencies

(a)	Commitments

The Company entered into long-term contracts to purchase iron ore, coal, nickel and others. The contracts of iron ore and coal generally have terms of more than three years and the contracts of nickel have terms of more than one year. These contracts provide for periodic price adjustments based on the market price. As of June 30, 2018, 102 million tons of iron ore and 16 million tons of coal remained to be purchased under such long-term contracts.

The Company entered into an agreement with Tangguh Liquefied Natural Gas (LNG) Consortium in Indonesia to purchase 550 thousand tons of LNG annually for 20 years commencing on August 2005. The purchase price is subject to change, based on changes of the monthly standard oil price (JCC) and with a price ceiling.

As of June 30, 2018, the Company entered into a commitment with KOREA ENERGY AGENCY for long-term foreign currency borrowing, which is limited up to the amount of USD 6.49 million. The borrowing is related to the exploration of gas hydrates in Western Fergana-Chinabad. The repayment of the borrowings depends on the success of the project. The Company is not liable for the repayment of full or part of the amount borrowed if the respective projects fail. The Company has agreed to pay a certain portion of its profits under certain conditions, as defined by the borrowing agreements. As of June 30, 2018, the ending balance of the borrowing amounts to USD 1.02 million.

The Company has provided a supplemental funding agreement, as the largest shareholder, as requested from the creditors, including Norddeutsche Landesbank, for seamless funding to POSCO ENERGY CO., LTD. under construction of new power plant.

The Company provides a supplementary fund of up to ~~W~~9.8 billion to the Company’s subsidiary, Busan E&E Co., Ltd., at the request of creditors such as the Korea Development Bank.

The Company provides supplementary funding for the purpose of promoting the Suncheon Bay PRT business of Suncheon Eco Trans Co., Ltd, a subsidiary of the Company, at the request of creditors.

47

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2018

(Unaudited)

(b)	As of June 30, 2018, the Company has provided three blank checks to KOREA ENERGY AGENCY as collateral for long-term foreign currency borrowings.

(c)	Litigation in progress

The Company is involved in 18 lawsuits and claims for alleged damages aggregating to ~~W~~25.1 billion as defendant as of June 30, 2018, which arise from the ordinary course of business. The Company has recognized provisions amounting to ~~W~~2.1 billion for 1 of 18 lawsuits based on its reliable estimate of outflow of resources. However, the Company has not recognized any provisions for the other lawsuits and claims since the Company does not believe it has a present obligation as of June 30, 2018.

34. Cash Flows from Operating Activities

Changes in operating assets and liabilities for the six-month periods ended June 30, 2018 and 2017 were as follows:

(in millions of Won)	June 30, 2018		June 30, 2017
Trade accounts and notes receivable, net	~~W~~	(521,816)	(352,875)
Other accounts receivable		(27,098)	(126,948)
Inventories		84,623	(307,372)
Prepaid expenses		(19,337)	(13,218)
Other current assets		641	(3,134)
Long-term guarantee deposits		199	(92)
Other non-current assets		(637)	—
Trade accounts and notes payable		(135,941)	(224,356)
Other accounts payable		(24,558)	(68,556)
Accrued expenses		14,514	(33,301)
Advances received		7,383	22,819
Withholdings		(618)	(2,347)
Unearned revenue		3,744	28
Other current liabilities		8,952	(2,411)
Payments of severance benefits		(86,346)	(63,711)
Plan assets		24,870	53,518
Other non-current liabilities		(2)	11

	~~W~~	(671,427)	(1,121,945)

48

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2018

(Unaudited)

35. Events after the Reporting Period

On July 5, 2018, after the current reporting period, the Company issued Unguaranteed Bond 308-1 and Unguaranteed Bond 308-2 with issue price of ~~W~~150,000 million and ~~W~~350,000 million, respectively. Maturity of the bonds is July 5, 2021. Also, the Company issued an unguaranteed senior dollar bond with issue price of USD 500 million on August 1, 2018. Maturity of the bond is August 1, 2023.

49